March 10, 2016

VIA EDGAR AND FEDERAL EXPRESS

Michael Clampitt, Senior Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.
Registration Statement on Form S-4
Filed February 18, 2016
File No. 333-209590

Dear Mr. Clampitt:

On behalf of our client, OceanFirst Financial Corp. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 2, 2016 (the “Comment Letter”), relating to the Registration Statement on Form S-4 filed by the Company with the Commission on February 18, 2016 (File No. 333-209590) (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

Also enclosed, for the convenience of the Staff, are two copies of the Amended Registration Statement (Exhibit A), which are marked to show changes from the relevant portions of the initial filing of the Registration Statement.

Prospectus Cover Page

1.

We note your disclosure that the merger is not subject to a price floor. We also note the “The Merger Agreement – Termination of the Merger Agreement” on page 101. For consistency, please revise your disclosure here to indicate that if the two pricing conditions described on page 101 are met, then Cape Bancorp may terminate the merger agreement, and that once the right of termination has been exercised, OceanFirst would have the option of increasing the consideration payable to Cape Bancorp shareholders by increasing the exchange ratio. Please also advise whether the number of shares subject to registration contemplates the shares of common

Mr. Clampitt

March 10, 2016

stock OceanFirst may issue in connection with the increase of the exchange ratio if Cape Bancorp exercises its termination right.

Response:

The number of shares included in the registration fee table does not include the additional shares that could be issued to avoid termination of the merger agreement because the shares that could be issued in that context cannot be determined. The Company will file a registration statement pursuant to Rule 462(b) or Rule 429 under the Securities Act, as applicable, to reflect the increase in the number of shares of the Company’s common stock to be issued to avoid termination if necessary.

Additionally, the disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see the Prospectus Cover Page attached to the Amended Registration Statement and “The Merger Agreement—Termination of the Merger Agreement” beginning on page 101 of the Amended Registration Statement.

Summary

2.	Please disclose the percentage ownership that Cape Bancorp shareholders will have in the combined company following the completion of the merger.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see the letter to shareholders attached to the Amended Registration Statement, “Summary—In the First-Step Merger, Cape Stockholders will be Entitled to Receive the Merger Consideration” beginning on page 9 of the Amended Registration Statement.

The Transactions

Opinion of OceanFirst’s Financial Advisor

Sandler O’Neill’s Relationship, page 80

3.	Please disclose the total dollar amount of compensation OceanFirst paid to Sandler O’Neill for services rendered to OceanFirst over the past two years.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Transactions—Opinion of OceanFirst’s Financial Advisor” beginning on page 68 of the Amended Registration Statement.

The Merger Agreement

Representations and Warranties, page 89

4.

Please either delete or revise the second sentence of the first paragraph since the language appears to represent an inappropriate limitation on reliance on the representations and warranties in the merger agreement, which constitute

Mr. Clampitt

March 10, 2016

disclosure for purposes of the registration statement. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005) for further guidance.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger Agreement—Representations and Warranties” beginning on page 89 of the Amended Registration Statement.

5.	Please revise your disclosure to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger Agreement—Representations and Warranties” beginning on page 89 of the Amended Registration Statement.

In connection with the Amended Registration Statement, the Company acknowledges in a separate letter attached hereto (Exhibit B) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (212) 735-2697 or david.ingles@skadden.com.

Very truly yours,

/s/ David C. Ingles
David C. Ingles
(212) 735-2697
david.ingles@skadden.com

Mr. Clampitt

March 10, 2016

cc:	Steven J. Tsimbinos, OceanFirst Financial Corp.

Christopher D. Maher, OceanFirst Financial Corp.

Josh Samples, United States Securities and Exchange Commission

Enclosures

Exhibit A

As filed with the Securities and Exchange Commission on March 10, 2016

Registration No. 333-209590

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OCEANFIRST FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	6035	22-3412577
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

975 HOOPER AVENUE, TOMS RIVER, NEW JERSEY 08753

(732) 240-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Christopher D. Maher

President and Chief Executive Officer

975 Hooper Avenue

Toms River, New Jersey 08753

(732) 240-4500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Steven J. Tsimbinos, Esq. OceanFirst Financial Corp. 975 Hooper Avenue Toms River, New Jersey 08753 Phone: (732) 240-4500	Michael D. Devlin Cape Bancorp, Inc. 225 North Main Street Cape May Court House, New Jersey 08210 Phone: (609) 465-5600

David C. Ingles, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Phone: (212) 735-3000	Marc P. Levy, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, NW, Suite 780 Washington, D.C. 20015 Phone: (202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and the conditions to the closing of the merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED MARCH 10, 2016

Proxy Statement	Prospectus

MERGER AND SHARE ISSUANCE PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On January 5, 2016, OceanFirst Financial Corp., a Delaware corporation (which we refer to as “OceanFirst”), Cape Bancorp, Inc., a Maryland corporation (which we refer to as “Cape”), and Justice Merger Sub Corp., a Maryland corporation and a wholly-owned subsidiary of OceanFirst (which we refer to as “Merger Sub”), entered into an Agreement and Plan of Merger (which we refer to as the “merger agreement”) that provides for the combination of OceanFirst and Cape. Under the terms of the merger agreement, (i) Merger Sub will merge with and into Cape (which we refer to as the “first-step merger”), with Cape continuing as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst, (ii) immediately following the completion of the first-step merger, Cape will merge with and into OceanFirst (which we refer to as the “second-step merger” and, together with the first-step merger, the “integrated mergers”), with OceanFirst continuing as the surviving corporation in the second-step merger and (iii) immediately following the completion of the integrated mergers, Cape Bank, a New Jersey-chartered stock savings bank and a wholly-owned subsidiary of Cape (which we refer to as “Cape Bank”), will merge with and into OceanFirst Bank, a federally-chartered capital stock savings bank and a wholly-owned subsidiary of OceanFirst (which we refer to as “OceanFirst Bank”), with OceanFirst Bank being the surviving bank (which we refer to as the “bank merger” and, together with the integrated mergers, the “Transactions”).

At the effective time of the first-step merger, each outstanding share of the common stock, par value $0.01 per share, of Cape (which we refer to as “Cape common stock”), except for specified shares of Cape common stock owned by Cape or OceanFirst, will be converted into the right to receive $2.25 in cash, without interest (which we refer to as the “cash consideration”), and 0.6375 shares (such number being referred to as the “exchange ratio” and such shares being referred to as “stock consideration”) of the common stock, par value $0.01 per share, of OceanFirst (which we refer to as the “OceanFirst common stock”), together with cash in lieu of fractional shares. The cash consideration and the stock consideration are collectively referred to as the “merger consideration.”

Although the number of shares of OceanFirst common stock that holders of Cape common stock (which we refer to as the “Cape stockholders”) will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of OceanFirst common stock and will not be known at the time Cape stockholders vote on the first-step merger. However, as described in more detail elsewhere in this joint proxy statement/prospectus, under the terms of the merger agreement, if the average price of OceanFirst common stock over a specified period of time decreases below certain specified thresholds, Cape would have a right to terminate the merger agreement, unless OceanFirst elects to increase the exchange ratio, which would result in additional shares of OceanFirst common stock being issued. Based on the $19.95 closing price of OceanFirst common stock on the NASDAQ Global Select Market (which we refer to as the “NASDAQ”) on January 5, 2016, the last full trading day before the public announcement of the Transactions, the per share value of the stock consideration was equal to approximately $12.72 and the per share value of the merger consideration was equal to approximately $14.97. Based on the $[●] closing price of OceanFirst common stock on the NASDAQ on [●], 2016, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the per share value of the stock consideration was equal to approximately $[●] and the per share value of the merger consideration was equal to approximately $[●]. Based on the 0.6375 exchange ratio and the number of shares of Cape common stock outstanding as of [●], 2016, together with the number of shares of Cape common stock underlying Cape’s restricted stock awards as of [●], 2016, the maximum number of shares of OceanFirst common stock estimated to be issuable at the effective time of the first-step merger is [●]. We urge you to obtain current market quotations for OceanFirst (trading symbol “OCFC”) and Cape (trading symbol “CBNJ”).

OceanFirst will hold a special meeting of its stockholders (which we refer to as the “OceanFirst special meeting”) in connection with the issuance of the shares of OceanFirst common stock representing a portion of the merger consideration (which we refer to as the “OceanFirst share issuance”). At the OceanFirst special meeting, the holders of OceanFirst common stock (which we refer to as the “OceanFirst stockholders”) will be asked to vote to approve the OceanFirst share issuance. Approval of the OceanFirst share issuance requires the affirmative vote of a majority of the total votes cast by the OceanFirst stockholders at the OceanFirst special meeting.

Cape will hold a special meeting of its stockholders (which we refer to as the “Cape special meeting”) in connection with the first-step merger. At the Cape special meeting, Cape stockholders will be asked to vote to approve the merger agreement and related matters as described in this joint proxy statement/prospectus. Under Maryland law, approval of the merger agreement requires the affirmative vote of the holders of a majority of the total number of outstanding shares of Cape common stock entitled to vote at the Cape special meeting.

The OceanFirst special meeting will be held on April 25, 2016 at its headquarters, located at 975 Hooper Avenue, Toms River, New Jersey, at 6:00 PM local time. The Cape special meeting will be held on April 25, 2016 at The Greate Bay Country Club, 901 Mays Landing Road, Somers Point, New Jersey 08244, at 3:00 PM local time.

The Cape board of directors unanimously recommends that Cape stockholders vote “FOR” the approval of the merger agreement and the transactions contemplated thereby, including the first-step merger, and “FOR” the other matters to be considered at the Cape special meeting.

The OceanFirst board of directors unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst share issuance and “FOR” the other matter to be considered at the OceanFirst special meeting.

This joint proxy statement/prospectus describes the Cape special meeting, the OceanFirst special meeting, the Transactions, the OceanFirst share issuance, the documents related to the Transactions and other related matters. Please carefully read this entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 23, for a discussion of the risks relating to the proposed merger and the OceanFirst share issuance. You also can obtain information about OceanFirst and Cape from documents that each has filed with the Securities and Exchange Commission.

Christopher D. Maher President and Chief Executive Officer OceanFirst Financial Corp.	Michael D. Devlin President and Chief Executive Officer Cape Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the first-step merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the first-step merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either OceanFirst or Cape, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], and it is first being mailed or otherwise delivered to the stockholders of OceanFirst and Cape on or about [●], 2016.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of OceanFirst:

OceanFirst will hold the OceanFirst special meeting on April 25, 2016 at its headquarters, located at 975 Hooper Avenue, Toms River, New Jersey, at 6:00 PM local time to consider and vote upon the following matters:

•	a proposal to approve the issuance of shares of OceanFirst common stock in connection with the first-step merger (which we refer to as the “OceanFirst share issuance proposal”); and

•	a proposal to adjourn the OceanFirst special meeting, if necessary or appropriate, to solicit additional proxies in favor of the OceanFirst share issuance proposal (which we refer to as the “OceanFirst adjournment proposal”).

We have fixed the close of business on March 11, 2016 as the record date for the OceanFirst special meeting (which we refer to as the “OceanFirst record date”). Only OceanFirst stockholders of record as of the OceanFirst record date are entitled to notice of, and to vote at, the OceanFirst special meeting, or any adjournment of the OceanFirst special meeting. Approval of the OceanFirst share issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of OceanFirst common stock at the OceanFirst special meeting. The OceanFirst adjournment proposal will be approved if a majority of the votes cast by the holders of OceanFirst common stock at the OceanFirst special meeting are voted in favor of the adjournment proposal.

The OceanFirst board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the integrated mergers and the OceanFirst share issuance, and unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal and “FOR” the OceanFirst adjournment proposal.

Your vote is very important. We cannot complete the integrated mergers unless the OceanFirst stockholders approve the OceanFirst share issuance proposal.

Regardless of whether you plan to attend the OceanFirst special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of OceanFirst, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This joint proxy statement/prospectus provides a detailed description of the OceanFirst special meeting, the Transactions, the OceanFirst share issuance, the documents related to the Transactions and other related matters. We urge you to read this entire joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Christopher D. Maher

President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Cape:

Cape will hold the Cape special meeting on April 25, 2016 at The Greate Bay Country Club, 901 Mays Landing Road, Somers Point, New Jersey 08244, at 3:00 PM local time to consider and vote upon the following matters:

•	a proposal to approve the merger agreement and the first-step merger, pursuant to which Merger Sub will merge with and into Cape, each as more fully described in this joint proxy statement/prospectus (which we refer to as the “Cape merger proposal”);

•	a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Cape may receive in connection with the first-step merger pursuant to existing agreements or arrangements with Cape (which we refer to as the “Cape merger-related compensation proposal”); and

•	a proposal to adjourn the Cape special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Cape merger proposal (which we refer to as the “Cape adjournment proposal”).

We have fixed the close of business on March 8, 2016, as the record date for the Cape special meeting (which we refer to as the “Cape record date”). Only Cape stockholders of record as of the Cape record date are entitled to notice of, and to vote at, the Cape special meeting, or any adjournment of the Cape special meeting. Under Maryland law, approval of the Cape merger proposal requires the affirmative vote of the holders of a majority of the total number of outstanding shares of Cape common stock entitled to vote at the Cape special meeting. The Cape merger-related compensation proposal will be approved if a majority of the votes cast on such proposal at the Cape special meeting are voted in favor of such proposal. The Cape adjournment proposal will be approved if a majority of the votes cast on such proposal at the Cape special meeting are voted in favor of such proposal.

The Cape board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the first-step merger, are advisable and in the best interests of Cape and its stockholders, and unanimously recommends that Cape stockholders vote “FOR” the Cape merger proposal, “FOR” the Cape merger-related compensation proposal and “FOR” the Cape adjournment proposal.

Your vote is very important. We cannot complete the integrated mergers unless the Cape stockholders approve the Cape merger proposal.

Regardless of whether you plan to attend the Cape special meeting, please vote as soon as possible. If you hold stock in your name as a stockholder of record of Cape, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. You may also vote through the Internet or by telephone. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

This joint proxy statement/prospectus provides a detailed description of the Cape special meeting, the Transactions, the documents related to the Transactions and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,

Michael D. Devlin

President and Chief Executive Officer

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about OceanFirst and Cape from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by OceanFirst and/or Cape at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

OceanFirst Financial Corp. 975 Hooper Avenue Toms River, New Jersey 08753 (732) 240-4500	Cape Bancorp, Inc. 225 North Main Street Cape May Court House, New Jersey 08210 (609) 465-5600

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your meeting. This means that OceanFirst stockholders requesting documents must do so by April 18, 2016, in order to receive them before the OceanFirst special meeting, and Cape stockholders requesting documents must do so by April 18, 2016, in order to receive them before the Cape special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [●], and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document, and neither the mailing of this document to Cape stockholders or OceanFirst stockholders nor the issuance by OceanFirst of shares of OceanFirst common stock in connection with the first-step merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Cape has been provided by Cape and information contained in this document regarding OceanFirst has been provided by OceanFirst.

See “Where You Can Find More Information” beginning on page 126 for more details.

i

ii

iii

QUESTIONS AND ANSWERS

The following are some questions that you, as an OceanFirst stockholder or a Cape stockholder, may have about the Transactions, the OceanFirst share issuance, the OceanFirst special meeting or the Cape special meeting, as applicable, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the Transactions, the OceanFirst share issuance, the OceanFirst special meeting or the Cape special meeting, as applicable. For details about where you can find additional important information, please see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

Unless the context otherwise requires, references in this joint proxy statement/prospectus to “OceanFirst” refer to OceanFirst Financial Corp., a Delaware corporation, and its affiliates, and references to “Cape” refer to Cape Bancorp, Inc., a Maryland corporation, and its affiliates.

Q: What are the Transactions?

A: OceanFirst, Cape and Merger Sub entered into the merger agreement on January 5, 2016. The first-step merger is the first step in a series of transactions to combine OceanFirst and Cape, and their respective subsidiary banks, OceanFirst Bank and Cape Bank.

Under the terms of the merger agreement:

•	Merger Sub will merge with and into Cape, with Cape continuing as the surviving corporation in such merger and as a wholly-owned subsidiary of OceanFirst (which we refer to as the “first-step merger”).

•	Immediately following the completion of the first-step merger, Cape, as the surviving corporation in the first-step merger, will merge with and into OceanFirst, with OceanFirst being the surviving corporation (which we refer to as the “second-step merger” and, together with the first-step merger, the “integrated mergers”).

•	Immediately following the completion of the integrated mergers, Cape Bank will merge with and into OceanFirst Bank, with OceanFirst Bank being the surviving bank (which we refer to as the “bank merger”, and together with the integrated mergers, the “Transactions”).

A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

The integrated mergers cannot be completed unless, among other things:

•	The holders (which we refer to as the “OceanFirst stockholders”) of the common stock, par value $0.01 per share, of OceanFirst (which we refer to as the “OceanFirst common stock”) approve the issuance of the shares of OceanFirst common stock in connection with the first-step merger (which we refer to as the “OceanFirst share issuance”).

•	The holders (which we refer to as the “Cape stockholders”) of the common stock, par value $0.01 per share, of Cape (which we refer to as the “Cape common stock”) approve the merger agreement and the transactions contemplated thereby, including the first-step merger.

Additional conditions to completing the integrated mergers are discussed in the section entitled “The Merger Agreement — Conditions to Complete the Integrated Mergers” beginning on page 100.

Q: Why am I receiving this joint proxy statement/prospectus?

A: We are delivering this document to you because it is a joint proxy statement being used by both the OceanFirst board of directors (which we refer to as the “OceanFirst board”) and the Cape board of directors

(which we refer to as the “Cape board”) to solicit proxies of their respective stockholders in connection with approval of the OceanFirst share issuance and the first-step merger, as applicable, and related matters.

In order to approve the OceanFirst share issuance, OceanFirst has called a special meeting of the OceanFirst stockholders (which we refer to as the “OceanFirst special meeting”). In order to approve the merger agreement and the transactions contemplated thereby, including the first-step merger, Cape has called a special meeting of the Cape stockholders (which we refer to as the “Cape special meeting”). This document serves as a joint proxy statement for the OceanFirst special meeting and the Cape special meeting and describes the proposals to be presented at each special meeting.

In addition, this document is also a prospectus that is being delivered to Cape stockholders because OceanFirst is offering shares of its common stock to Cape stockholders in connection with the first-step merger. It also constitutes a notice of special meeting with respect to the OceanFirst special meeting and the Cape special meeting.

This joint proxy statement/prospectus contains important information about the Transactions, the OceanFirst share issuance and the other proposal being voted on at the OceanFirst special meeting and the Cape special meeting, respectively. You should read this carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending your special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q: In addition to the OceanFirst share issuance, what else are OceanFirst stockholders being asked to vote on at the OceanFirst special meeting?

A: In addition to a proposal to approve the OceanFirst share issuance (which we refer to as the “OceanFirst share issuance proposal”), OceanFirst is soliciting proxies from the OceanFirst stockholders with respect to a proposal to adjourn the OceanFirst special meeting, if necessary or appropriate, to solicit additional proxies in favor of the OceanFirst share issuance proposal (which we refer to as the “OceanFirst adjournment proposal”). Completion of the integrated mergers is not conditioned upon approval of the OceanFirst adjournment proposal.

Q: In addition to the approval of the merger agreement and the first-step merger, what else are Cape stockholders being asked to vote on at the Cape special meeting?

A: In addition to a proposal to approve the merger agreement and the transactions contemplated thereby, including the first-step merger (which we refer to as the “Cape merger proposal”), Cape is soliciting proxies from the Cape stockholders with respect to a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Cape may receive in connection with the first-step merger pursuant to agreements or arrangements with Cape (which we refer to as the “Cape merger-related compensation proposal”) and a proposal to adjourn the Cape special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Cape merger proposal (which we refer to as the “Cape adjournment proposal”). Completion of the integrated mergers is not conditioned upon approval of the Cape merger-related compensation proposal or the Cape adjournment proposal.

Q: What will Cape stockholders be entitled to receive in the first-step merger?

A: If the first-step merger is completed, each outstanding share of Cape common stock except for certain shares of Cape common stock owned by Cape or OceanFirst, will be converted into the right to receive $2.25 in cash, without interest, and 0.6375 shares of OceanFirst common stock, together with cash in lieu of fractional shares. OceanFirst will not issue any fractional shares of OceanFirst common stock in the first-step merger. Cape stockholders who would otherwise be entitled to receive a fractional share of OceanFirst common stock upon the completion of the first-step merger will instead be entitled to receive an amount in cash (rounded to the nearest cent) based on the average closing-sale price per share of OceanFirst common stock for the five full trading days ending on the day preceding the day on which the first-step merger is completed.

Q: What will OceanFirst stockholders be entitled to receive in the first-step merger?

A: OceanFirst stockholders will not be entitled to receive any merger consideration and will continue to hold the shares of OceanFirst common stock that they held immediately prior to the completion of the first-step merger.

Q: How will the first-step merger affect Cape equity awards?

A: The Cape equity awards will be affected as follows:

Restricted Stock Awards: At the effective time of the first-step merger (which we refer to as the “effective time”), each restricted stock award granted by Cape (or assumed by Cape from a prior acquisition) will become fully vested and each holder of such restricted stock awards will be entitled to receive the per share merger consideration for each share of Cape common stock held by such holder.

Stock Options: Also at the effective time, each stock option granted by Cape (or assumed by Cape from a prior acquisition) will be assumed and converted into an option to purchase a number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Cape common stock subject to such stock option by (ii) 0.75, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for each share of Cape common stock subject to such stock option by (b) 0.75.

Q: Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time that the first-step merger is completed?

A: Yes. Although the exchange ratio is fixed, the value of the stock portion of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the closing date because the market value for OceanFirst common stock fluctuates. The cash consideration is fixed.

Q: How does the OceanFirst board recommend that I vote at the OceanFirst special meeting?

A: The OceanFirst board unanimously recommends that you vote “FOR” the OceanFirst share issuance proposal and “FOR” the OceanFirst adjournment proposal.

Q: How does the Cape board recommend that I vote at the Cape special meeting?

A: The Cape board unanimously recommends that you vote “FOR” the Cape merger proposal, “FOR” the Cape merger-related compensation proposal and “FOR” the Cape adjournment proposal.

Q: When and where are the meetings?

A: The OceanFirst special meeting will be held on April 25, 2016 at its headquarters, located at 975 Hooper Avenue, Toms River, New Jersey, at 6:00 PM local time.

The Cape special meeting will be held on April 25, 2016 at The Greate Bay Country Club, 901 Mays Landing Road, Somers Point, New Jersey 08244, at 3:00 PM local time.

Q: What do I need to do now?

A: After you have carefully read this entire joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. “Street name” stockholders who wish to vote in person at their special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q: What constitutes a quorum for the OceanFirst special meeting?

A: The presence at the OceanFirst special meeting, in person or by proxy, of holders representing at least a majority of the outstanding shares of OceanFirst common stock entitled to be voted at the OceanFirst special meeting will constitute a quorum for the transaction of business at the OceanFirst special meeting. Once a share is represented for any purpose at the OceanFirst special meeting, it is deemed present for quorum purposes for the remainder of the OceanFirst special meeting or for any adjournment(s) thereof. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q: What constitutes a quorum for the Cape special meeting?

A: The presence at the Cape special meeting, in person or by proxy, of holders representing at least a majority of the issued and outstanding shares of Cape common stock entitled to be voted at the Cape special meeting will constitute a quorum for the transaction of business at the Cape special meeting. Once a share is represented for any purpose at the Cape special meeting, it is deemed present for quorum purposes for the remainder of the Cape special meeting or for any adjournment(s) thereof. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q: What is the vote required to approve each proposal at the OceanFirst special meeting?

A: OceanFirst share issuance proposal:

•	Standard: Approval of the OceanFirst share issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of OceanFirst common stock at the OceanFirst special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the OceanFirst special meeting, or fail to instruct your bank or broker how to vote with respect to the OceanFirst share issuance proposal, it will have no effect on the OceanFirst share issuance proposal.

OceanFirst adjournment proposal:

•	Standard: The OceanFirst adjournment proposal will be approved if a majority of the votes cast by the holders of OceanFirst common stock at the OceanFirst special meeting are voted in favor of the OceanFirst adjournment proposal.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the OceanFirst special meeting, or fail to instruct your bank or broker how to vote with respect to the OceanFirst adjournment proposal, it will have no effect on the proposal.

Q: What is the vote required to approve each proposal at the Cape special meeting?

A: Cape merger proposal:

•	Standard: Approval of the Cape merger proposal requires the affirmative vote of the holders of a majority of the total number of outstanding shares of Cape common stock.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Cape special meeting, or fail to instruct your bank or broker how to vote with respect to the Cape merger proposal, it will have the same effect as a vote “AGAINST” the Cape merger proposal.

Cape merger-related compensation proposal:

•	Standard: The Cape merger-related compensation proposal will be approved if a majority of the votes cast on such proposal at the Cape special meeting are voted in favor of such proposal.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Cape special meeting or fail to instruct your bank or broker how to vote with respect to the Cape merger-related compensation proposal, it will have no effect on such proposal.

Cape adjournment proposal:

•	Standard: The Cape adjournment proposal will be approved if a majority of the votes cast on such proposal at the Cape special meeting are voted in favor of such proposal.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or vote in person at the Cape special meeting, or fail to instruct your bank or broker how to vote with respect to the Cape adjournment proposal, it will have no effect on such proposal.

Q: Why is my vote important?

A: If you do not vote, it will be more difficult for OceanFirst or Cape to obtain the necessary quorum to hold their respective special meetings. In addition, if you are a Cape stockholder, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention with respect to the Cape merger proposal will have the same effect as a vote “AGAINST” approval of the Cape merger proposal. Separately, if you are an OceanFirst stockholder, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention with respect to the OceanFirst share issuance proposal will not be counted as a vote cast and will have no effect on the approval of such proposal, even though such approval is a condition to the completion of the integrated mergers. The merger agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of Cape common stock. The OceanFirst share issuance must be approved by the affirmative vote of at least a majority of the total votes cast by the OceanFirst stockholders at the OceanFirst special meeting. The OceanFirst board unanimously recommends that the OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal and the Cape board unanimously recommends that the Cape stockholders vote “FOR” the Cape merger proposal.

Q: If my shares of common stock are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A: No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q: If I am a participant in Cape’s ESOP or Cape’s 401(k) Plan, how will shares owned through such plans be voted?

A: If you participate in the Cape Bank Employee Stock Ownership Plan (which we refer to as the “Cape ESOP”) or if you hold shares of Cape common stock through the Cape Bank Employees’ Savings & Profit Sharing Plan (which we refer to as the “Cape 401(k) Plan”) or the Colonial Bank 401(k) Savings Plan that was assumed by Cape (which we refer to as the “Colonial 401(k) Plan,” and together with the Cape 401(k) Plan, the “401(k) Plans”), you will receive a proxy card for each plan in which you have an interest in Cape common stock that reflects all of the shares you may direct the trustee to vote on your behalf under the plans. Under the terms of the Cape ESOP, the Cape ESOP trustee votes all shares held by the Cape ESOP, but each Cape ESOP participant may direct the trustee how to vote the shares of Cape common stock allocated to his or her account. The Cape ESOP trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of Cape common stock held by the Cape ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

Under the terms of the Cape 401(k) Plan and under the terms of the trust agreement for the Colonial 401(k) Plan, a participant is entitled to provide voting instructions for all shares credited to his or her 401(k) Plan account and held in the Stock Fund of such 401(k) Plan. Shares for which no voting instructions are given or for which voting instructions were not timely received will be voted in the same proportion as shares for which voting instructions were received.

The deadline for returning your voting instructions is April 19, 2016.

Q: If I am a participant in OceanFirst’s ESOP or OceanFirst’s 401(k) Plan, how will shares owned through such plans be voted?

A: If you participate in the OceanFirst Bank Employee Stock Ownership Plan (the “OceanFirst ESOP”), or the OceanFirst Bank Retirement Plan (which we refer to as the “OceanFirst 401(k) Plan”), you will receive a voting instruction form for each plan that reflects all shares that may vote under the particular plan. Under the terms of the OceanFirst ESOP, the OceanFirst ESOP trustee votes all shares held by the OceanFirst ESOP, but each OceanFirst ESOP participant may direct the trustee how to vote the shares of OceanFirst common stock allocated to his or her account. The OceanFirst ESOP trustee, subject to the exercise of its fiduciary responsibilities, will vote all unallocated shares of OceanFirst common stock held by the OceanFirst ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions.

Under the terms of the OceanFirst 401(k) Plan, a participant is entitled to provide instructions for all shares credited to his or her OceanFirst 401(k) Plan account. The trustee will vote all shares for which no directions are given or for which timely instructions were not received in the same proportion as shares for which voting instructions were timely received.

The deadline for returning your voting instructions is April 18, 2016.

Q: Can I attend the meeting and vote my shares in person?

A: Yes. All stockholders of OceanFirst and Cape, including stockholders of record and stockholders who hold their shares “in street name” through banks, brokers, nominees or any other holder of record, are invited to attend their respective meetings. Holders of record of OceanFirst and Cape common stock can vote in person at the OceanFirst special meeting and Cape special meeting, respectively. If you are not a stockholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at your meeting. If you plan to attend your meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. OceanFirst and Cape reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meetings is prohibited without OceanFirst’s or Cape’s express written consent, respectively.

Q: Can I change my vote?

A: OceanFirst stockholders: Yes. If you are a holder of record of OceanFirst common stock, you may change your vote or revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, (ii) delivering a written revocation letter to OceanFirst’s corporate secretary, or (iii) attending the OceanFirst special meeting in person, notifying the corporate secretary and voting by ballot at the OceanFirst special meeting. Attendance at the OceanFirst special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by OceanFirst after the vote will not affect the vote. OceanFirst’s corporate secretary’s mailing address is: Corporate Secretary, OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753.

Cape stockholders: Yes. If you are a holder of record of Cape common stock, you may change your vote or revoke any proxy at any time before it is voted by (i) signing and returning a proxy card with a later date, (ii) delivering a written revocation letter to Cape’s corporate secretary, (iii) attending the Cape special meeting in person, notifying the corporate secretary and voting by ballot at the Cape special meeting or (iv) voting by telephone or the Internet at a later time. Attendance at the Cape special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Cape after the vote will not affect the vote. Cape’s corporate secretary’s mailing address is: Corporate Secretary, Cape Bancorp, Inc., 225 North Main Street, Cape May Court House, New Jersey 08210.

If you hold your shares of OceanFirst common stock or Cape common stock in “street name” through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q: Will OceanFirst be required to submit the OceanFirst share issuance proposal to its stockholders even if the OceanFirst board has withdrawn, modified or qualified its recommendation?

A: Yes. Unless the merger agreement is terminated before the OceanFirst special meeting, OceanFirst is required to submit the OceanFirst share issuance proposal to its stockholders even if the OceanFirst board has withdrawn, modified or qualified its recommendation.

Q: Will Cape be required to submit the Cape merger proposal to its stockholders even if the Cape board has withdrawn, modified or qualified its recommendation?

A: Yes. Unless the merger agreement is terminated before the Cape special meeting, Cape is required to submit the Cape merger proposal to its stockholders even if the Cape board has withdrawn, modified or qualified its recommendation.

Q: What are the U.S. federal income tax consequences of the integrated mergers to Cape stockholders?

A: The obligations of Cape and OceanFirst to complete the integrated mergers are subject to, among other customary closing conditions described in this joint proxy statement/prospectus, the receipt by each of Cape and OceanFirst of the opinion of its counsel to the effect that the integrated mergers together will be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”). Assuming that the integrated mergers qualify as a reorganization, Cape stockholders generally will recognize gain (but not loss) in an amount not to exceed the cash portion of the merger consideration for U.S. federal income tax purposes.

You should read the section of this joint proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 106 for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers. Tax matters can be complicated and the tax consequences of the integrated mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the integrated mergers to you.

Q: Are Cape stockholders entitled to dissenters’ rights?

A: No. Cape stockholders are not entitled to exercise dissenters’ rights in connection with the Transactions. For further information, see “The Transactions — No Dissenters’ Rights” beginning on page 85.

Q: If I am a Cape stockholder, should I send in my Cape stock certificates now?

A: No. Please do not send in your Cape stock certificates with your proxy. Promptly following the completion of the first-step merger, an exchange agent will send you instructions for exchanging Cape stock certificates for the merger consideration. See “The Merger Agreement — Conversion of Shares; Exchange of Certificates” beginning on page 88.

Q: What should I do if I hold my shares of Cape common stock in book-entry form?

A: You are not required to take any special additional actions if your shares of Cape common stock are held in book-entry form. Promptly following the completion of the first-step merger, shares of Cape common stock held in book-entry form automatically will be exchanged for shares of OceanFirst common stock in book-entry form and cash to be paid in exchange for fractional shares, if any.

Q: Whom may I contact if I cannot locate my Cape stock certificate(s)?

A: If you are unable to locate your original Cape stock certificate(s), you should contact [●], Cape’s transfer agent, at ([●]) [●]-[●].

Q: What should I do if I receive more than one set of voting materials?

A: OceanFirst stockholders and Cape stockholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of OceanFirst and/or Cape common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of OceanFirst common stock or Cape common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both OceanFirst common stock and Cape common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of OceanFirst common stock and/or Cape common stock that you own.

Q: When do you expect to complete the Transactions?

A: OceanFirst and Cape currently expect to complete the Transactions in the summer of 2016. However, neither OceanFirst nor Cape can assure you of when, or if, the Transactions will be completed. The completion of the integrated mergers is subject to the fulfillment of customary closing conditions, including the approval by the OceanFirst stockholders of the OceanFirst share issuance proposal, the approval by the Cape stockholders of the Cape merger proposal and the receipt of necessary regulatory approvals.

Q: What happens if the first-step merger is not completed?

A: If the first-step merger is not completed, Cape stockholders will not receive any consideration for their shares in connection with the first-step merger. Instead, Cape will remain an independent public company and its common stock will continue to be listed and traded on the NASDAQ. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by either OceanFirst or Cape. For a more detailed discussion of the circumstances under which such payments will be required to be paid, please see the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Termination Fee” beginning on page 102.

Q: Whom should I call with questions?

A: OceanFirst stockholders: If you have any questions concerning the Transactions or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of OceanFirst common stock, please contact Investor Relations at (732) 240-4500 OceanFirst’s proxy solicitor, Georgeson LLC, at (212) 440-9800.

Cape stockholders: If you have any questions concerning the Transactions or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Cape common stock, please contact Investor Relations at (800) 858-2265 (ex 4506) or Cape’s proxy solicitor, Laurel Hill Advisory Group, LLC, at (888) 742-1305.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the Transactions. See “Where You Can Find More Information” beginning on page 126. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

In the First-Step Merger, Cape Stockholders will be Entitled to Receive the Merger Consideration (page 52)

OceanFirst and Cape are proposing a strategic merger. If the first-step merger is completed, each outstanding share of Cape common stock, except for certain shares of Cape common stock owned by Cape or OceanFirst, will be converted into the right to receive $2.25 in cash, without interest, and 0.6375 shares of OceanFirst, together with cash in lieu of fractional shares common stock. OceanFirst will not issue any fractional shares of OceanFirst common stock in the first-step merger. Cape stockholders who would otherwise be entitled to receive a fraction of a share of OceanFirst common stock upon the completion of the first-step merger will instead be entitled to receive an amount in cash, rounded to the nearest cent, determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed as a decimal form) of OceanFirst common stock to which the holder would otherwise be entitled by the average closing-sale price per share of OceanFirst common stock on the NASDAQ (as reported by The Wall Street Journal) for the five full trading days ending on the day preceding the day on which the first-step merger is completed. It is currently expected that the former Cape stockholders will own, in the aggregate, approximately [●]% of the outstanding shares of OceanFirst common stock immediately after the first-step merger.

OceanFirst common stock is listed on the NASDAQ under the symbol “OCFC” and Cape common stock is listed on the NASDAQ under the symbol “CBNJ.” The following table shows the closing sale prices of OceanFirst common stock and Cape common stock as reported on the NASDAQ on January 5, 2016, the last full trading day before the public announcement of the Transactions, and on [●], 2016 the latest practicable trading day before the printing of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Cape common stock, which was calculated by first multiplying the closing price of OceanFirst common stock on those dates by the exchange ratio of 0.6375, and then adding $2.25, representing the per share cash consideration.

	OceanFirst Common Stock		Cape Common Stock		Implied Value of Merger Consideration
January 5, 2016		$19.95		$12.39		$14.97
[●]	$	[●]	$	[●]	$	[●]

The merger agreement governs the integrated mergers. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the integrated mergers are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the integrated mergers.

The OceanFirst Board Unanimously Recommends that OceanFirst Stockholders Vote “FOR” the OceanFirst Share Issuance Proposal and the Other Proposal Presented at the OceanFirst Special Meeting (page 44)

The OceanFirst board has unanimously approved the merger agreement. The OceanFirst board unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal and “FOR” the other proposal presented at the OceanFirst special meeting. For the factors considered by the OceanFirst board in reaching its decision to approve the merger agreement, see the section of this joint proxy statement/prospectus entitled “The Transactions — OceanFirst’s Reasons for the Transactions; Recommendation of the OceanFirst Board” beginning on page 67.

Each of OceanFirst’s directors has entered into separate voting agreements with Cape, solely in his or her capacity as an OceanFirst stockholder, pursuant to which each such OceanFirst director has agreed to vote in favor of the OceanFirst share issuance proposal. For more information regarding the voting agreements, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Voting Agreements” beginning on page 104.

The Cape Board Unanimously Recommends that Cape Stockholders Vote “FOR” the Cape Merger Proposal and the Other Proposals Presented at the Cape Special Meeting (page 38)

The Cape board has determined that the merger agreement and the transactions contemplated by the merger agreement, including the first-step merger, are advisable and in the best interests of Cape and its stockholders and has unanimously approved the merger agreement. The Cape board unanimously recommends that Cape stockholders vote “FOR” the Cape merger proposal and “FOR” the other proposals presented at the Cape special meeting. For the factors considered by the Cape board in reaching its decision to approve the merger agreement, see the section of this joint proxy statement/prospectus entitled “The Transactions — Cape’s Reasons for the Transactions; Recommendation of the Cape Board” beginning on page 57.

Each of Cape’s directors and certain of its executive officers, and other Cape stockholders, have entered into separate voting agreements with OceanFirst, solely in his or her or its capacity as a Cape stockholder, pursuant to which they have agreed to vote in favor of the Cape merger proposal and certain related matters and against alternative transactions. For more information regarding the voting agreements, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Voting Agreements” beginning on page 103.

Cape Stockholder Demand Letter Regarding the Transactions (page 59)

Cape received a letter, dated January 29, 2016, from a purported Cape stockholder demanding that the Cape board investigate the purported stockholder’s allegation that the merger consideration undervalues Cape and is therefore a violation of the fiduciary duties of the Cape board. The Cape board believes the allegation is without merit, but will conduct a review in accordance with Maryland law to investigate the allegation.

Opinion of Cape’s Financial Advisor (page 59 and Annex D)

On January 5, 2016, Raymond James & Associates, Inc. (which we refer to as “Raymond James”) rendered its written opinion to the Cape board that as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration in the first-step merger was fair, from a financial point of view, to Cape stockholders. The full text of the Raymond James written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex D. Cape stockholders are urged to read the opinion in its entirety. The Raymond James written opinion is addressed to the Cape board, is directed only to the merger consideration, and does not constitute a recommendation as to how any Cape stockholder should vote with respect to the Cape merger proposal, the Cape merger-related compensation proposal, or any proposals presented at the Cape special meeting.

Opinion of OceanFirst’s Financial Advisor (page 68 and Annex E)

On January 5, 2016, Sandler O’Neill & Partners, L.P. (which we refer to as “Sandler O’Neill”) rendered its written opinion to the OceanFirst board that, as of the date of the opinion, and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to OceanFirst. The full text of the Sandler O’Neill written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex E. OceanFirst stockholders are urged to read the opinion in its entirety. Sandler O’Neill’s opinion speaks only as of the date of the opinion and was necessarily based on financial, economic, market and other conditions as they existed on, and the information made available to Sandler O’Neill as of, the date of Sandler O’Neill’s opinion. The Sandler O’Neill written opinion is addressed to the OceanFirst board, is directed only to the merger consideration, and does not constitute a recommendation as to how any holder of OceanFirst common stock should vote with respect to the OceanFirst share issuance proposal or any other matter.

What Holders of Cape Equity-Based Awards will be Entitled to Receive (page 88)

The Cape equity awards will be affected as follows:

Restricted Stock Awards: At the effective time, each restricted stock award granted by Cape (or assumed by Cape from a prior acquisition) will become fully vested and each holder of such restricted stock awards will be entitled to receive the per share merger consideration for each share of Cape common stock held by such holder.

Stock Options: Also at the effective time, each stock option granted by Cape (or assumed by Cape from a prior acquisition) will be assumed and converted into an option to purchase a number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Cape common stock subject to such stock option by (ii) 0.75, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for each share of Cape common stock subject to such stock option by (b) 0.75.

OceanFirst Will Hold the OceanFirst Special Meeting on April 25, 2016 (page 44)

The OceanFirst special meeting will be held on April 25, 2016 at its headquarters, located at 975 Hooper Avenue, Toms River, New Jersey, at 6:00 PM local time. At the OceanFirst special meeting, OceanFirst stockholders will be asked to approve the OceanFirst share issuance proposal and approve the OceanFirst adjournment proposal.

Only holders of record of OceanFirst common stock at the close of business on March 11, 2016 (which we refer to as the “OceanFirst record date”), will be entitled to notice of, and to vote at, the OceanFirst special meeting. Subject to the ten percent voting limitation set forth in OceanFirst’s certificate of incorporation, each share of OceanFirst common stock is entitled to one vote on each proposal to be considered at the OceanFirst special meeting. As of the OceanFirst record date, there were [●] shares of OceanFirst common stock entitled to vote at the OceanFirst special meeting.

As of the OceanFirst record date, the directors and executive officers of OceanFirst and their affiliates beneficially owned and were entitled to vote approximately [●] shares of OceanFirst common stock representing approximately [●]% of the shares of OceanFirst common stock outstanding on that date.

Each of OceanFirst’s directors has entered into separate voting agreements with Cape, solely in his or her capacity as an OceanFirst stockholder, pursuant to which each such OceanFirst director has agreed to vote in favor of the OceanFirst share issuance proposal.

Approval of the OceanFirst share issuance requires the affirmative vote of a majority of the total votes cast by the OceanFirst stockholders at the OceanFirst special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the OceanFirst special meeting or fail to instruct your bank or broker how to vote with respect to the OceanFirst share issuance proposal, it will have no effect on the OceanFirst share issuance proposal.

The OceanFirst adjournment proposal will be approved if a majority of the votes cast by the holders of OceanFirst common stock at the OceanFirst special meeting are voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the OceanFirst special meeting or fail to instruct your bank or broker how to vote with respect to the OceanFirst adjournment proposal, it will have no effect on the proposal.

Cape Will Hold the Cape Special Meeting on April 25, 2016 (page 38)

The Cape special meeting will be held on April 25, 2016 at The Greate Bay Country Club, 901 Mays Landing Road, Somers Point, New Jersey 08244, at 3:00 PM local time. At the Cape special meeting, Cape stockholders will be asked to approve the Cape merger proposal, approve the Cape merger-related compensation proposal and approve the Cape adjournment proposal.

Only holders of record of Cape common stock at the close of business on March 8, 2016 (which we refer to as the “Cape record date”), will be entitled to notice of, and to vote at, the Cape special meeting. Subject to the ten percent voting limitation set forth in Cape’s articles of incorporation, each share of Cape common stock is entitled to one vote on each proposal to be considered at the Cape special meeting. As of the Cape record date, there were 13,540,875 shares of Cape common stock entitled to vote at the Cape special meeting.

As of the Cape record date, the directors and executive officers of Cape and their affiliates beneficially owned and were entitled to vote approximately 2,980,565 shares of Cape common stock representing approximately 22.01% of the shares of Cape common stock outstanding on that date. As of the Cape record date, Patriot Financial Partners, GP, LLC and certain of its affiliates (which we collectively refer to as “Patriot”) owned beneficially and of record 1,626,360 shares of Cape common stock representing approximately 12.01% of the shares of Cape common stock outstanding on that date.

Certain Cape stockholders, including Patriot, and each of the directors and certain executive officers of Cape, have entered into separate voting agreements with OceanFirst, solely in his or her or its capacity as a Cape stockholder, pursuant to which they have agreed to vote in favor of the Cape merger proposal.

Approval of the Cape merger proposal requires the affirmative vote of the holders of a majority of the total number of outstanding shares of Cape common stock entitled to vote at the Cape special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Cape special meeting, or fail to instruct your bank or broker how to vote with respect to the Cape merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

The Cape merger-related compensation proposal and the Cape adjournment proposal will each be approved if a majority of the votes cast on each such proposal at the Cape special meeting are voted in favor of each such proposal at the Cape special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the Cape special meeting or fail to instruct your bank or broker how to vote with respect to either such proposal, it will have no effect on the Cape merger-related compensation proposal or the Cape adjournment proposal.

U.S. Federal Income Tax Consequences of the Integrated Mergers (page 106)

The obligations of Cape and OceanFirst to complete the integrated mergers are subject to, among other customary closing conditions described in this joint proxy statement/prospectus, the receipt by each of Cape and OceanFirst of the opinion of its counsel to the effect that the integrated mergers together will be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the integrated mergers qualify as a reorganization, Cape stockholders generally will recognize gain (but not loss) in an amount not to exceed the cash portion of the merger consideration for U.S. federal income tax purposes.

You should read the section of this joint proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 106 for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers. Tax matters can be complicated and the tax consequences of the integrated mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the integrated mergers to you.

Cape’s Directors and Officers Have Financial Interests in the Transactions that Differ from Your Interests (page 81)

In considering the recommendation of the Cape board to adopt the merger agreement, Cape stockholders should be aware that officers and directors of Cape have employment and other compensation agreements or plans that give them interests in the Transactions that are different from, or in addition to, their interests as Cape stockholders. The Cape board was aware of these circumstances at the time it approved the merger agreement. These interests include:

•	The employment agreement of Michael D. Devlin, President and Chief Executive Officer of Cape, that provides for a cash severance payment, life insurance and medical and dental benefits in the event of a termination of employment without cause or for good reason following a change in control;

•	Change in control agreements for Edward J. Geletka, Executive Vice President and Chief Operating Officer, Guy Hackney, Executive Vice President and Chief Financial Officer, James F. McGowan, Executive Vice President and Chief Credit Officer, Michelle Pollack, Executive Vice President and Chief Lending Officer, and Charles L. Pinto, Executive Vice President and Chief Banking Officer, as well as twelve other individuals that provide for cash severance payments, life insurance and medical and dental benefits in the event of a termination of employment without cause or for good reason following a change in control;

•	Michael D. Devlin, President and Chief Executive Officer, is expected to be appointed as a member of the OceanFirst board and the OceanFirst Bank board, or, if Mr. Devlin is unable to serve, an alternative member of Cape’s current board shall be appointed to the OceanFirst and OceanFirst Bank boards;

•	Cape has made awards of stock options to certain officers and directors under its equity incentive plan. In addition, certain former officers and directors of Colonial Financial Services, Inc. (which we refer to as “Colonial”), which was acquired by Cape on April 1, 2015, continue to vest in stock options under Colonial’s equity plan as officers and directors of Cape. As a result of the first-step merger, each stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to closing will be converted into an option to acquire a number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Cape common stock subject to such Cape option immediately prior to the effective time by (y) 0.75; and the exercise per share of the new option (rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (i) the per share exercise price for the shares of Cape common stock subject to such Cape option by (ii) 0.75;

•	Cape has made awards of restricted stock to certain of its directors under its equity incentive plan. In addition, certain former officers and directors of Colonial, continue to vest, as officers and directors of Cape, in restricted stock granted to them under Colonial’s equity plan. As a result of the first-step merger, each restricted stock award shall become fully vested and each holder will be entitled to receive the per share merger consideration for each share of Cape common stock held by such holder; and

•	Rights of Cape officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Cape Stockholders Are NOT Entitled to Assert Dissenters’ Rights (page 85)

Cape stockholders are not entitled to exercise any rights of an objecting stockholder provided for under Maryland law because Cape’s articles of incorporation provide that the holders of Cape common stock are not entitled to exercise such dissenters’ rights unless the Cape board determines that such rights apply with respect to one or more transactions. However, the merger agreement contains certain restrictions on Cape’s ability to take actions that would cause the Cape stockholders to be entitled to dissenters’ rights. For further information, see “The Transactions — No Dissenters’ Rights” beginning on page 85.

Completion of the Transactions; Conditions That Must Be Fulfilled For The Integrated Mergers To Occur (page 100)

Currently, Cape and OceanFirst expect to complete the Transactions in the summer of 2016. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the integrated mergers depends on a number of customary closing conditions being satisfied or, where legally permissible, waived. These conditions include:

•	approval of the merger agreement by the Cape stockholders and approval of the issuance of shares of OceanFirst common stock in connection with the first-step merger by the OceanFirst stockholders;

•	authorization for listing on the NASDAQ of the shares of OceanFirst common stock to be issued in the first-step merger;

•	the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”) and the Office of the Comptroller of the Currency (which we refer to as the “OCC”). In addition, certain notices need to be filed with the Department of Banking and Insurance of the State of New Jersey (which we refer to as the “NJ Department”);

•	effectiveness of the registration statement of which this joint proxy statement/prospectus is a part;

•	the absence of any order, injunction or other legal restraint preventing the completion of the integrated mergers or making the completion of the integrated mergers illegal;

•	subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of OceanFirst and Cape in the merger agreement;

•	subject to the materiality standards set forth in the merger agreement, performance by each of OceanFirst and Cape of its obligations under the merger agreement; and

•	receipt by each of OceanFirst and Cape of an opinion from its counsel as to certain tax matters. Neither Cape nor OceanFirst can be certain when, or if, the conditions to the integrated mergers will be satisfied or waived, or that the integrated mergers will be completed.

Termination of the Merger Agreement (page 101)

The merger agreement can be terminated at any time prior to completion of the first-step merger in the following circumstances:

•	by mutual written consent, if the OceanFirst board and the Cape board so determine;

•

by the OceanFirst board or the Cape board if (i) any governmental entity denies any requisite regulatory approval in connection with the Transactions and such denial has become final and nonappealable, or (ii) any governmental entity of competent jurisdiction has issued a final and nonappealable order prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•	by the OceanFirst board or the Cape board if the integrated mergers have not been completed on or before the one year anniversary of the date of the merger agreement (which we refer to as the “termination date”), unless the failure of the integrated mergers to be completed by such date is due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•	by the OceanFirst board or the Cape board (except that the terminating party cannot then be in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the other party breaches any of its obligations or any of its representations and warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement which either individually or in the aggregate would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and such breach is not cured within 45 days following written notice to the party committing such breach, or such breach cannot be cured during such period;

•	by Cape, if the OceanFirst board (i) fails to recommend in this joint proxy statement/prospectus that the OceanFirst stockholders approve the OceanFirst share issuance, or takes certain adverse actions with respect to such recommendation, or (ii) breaches certain obligations, including with respect to calling a meeting of its stockholders and recommending that they approve the OceanFirst share issuance, in any material respect;

•	by OceanFirst, if the Cape board (i) fails to recommend in this joint proxy statement/prospectus that the Cape stockholders approve the merger agreement, or takes certain adverse actions with respect to such recommendation, (ii) fails to recommend against acceptance of a tender offer or exchange offer for outstanding Cape common stock that has been publicly disclosed (other than by OceanFirst or an affiliate of OceanFirst) within ten business days after the commencement of such tender or exchange offer, (iii) recommends or endorses an acquisition proposal, or (iv) breaches certain obligations, including with respect to acquisition proposals or calling a meeting of its stockholders and recommending that they approve the merger agreement, in any material respect; or

•	by Cape, if the market value of OceanFirst common stock on the determination date is less than $15.74 and OceanFirst common stock underperforms an index of financial institutions by more than a specified threshold calculated pursuant to a prescribed formula set forth in the merger agreement and described in more detail in the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Termination of the Merger Agreement” beginning on page 101.

Termination Fee (page 102)

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals with respect to Cape, changes in the recommendation of the Cape board or changes in the recommendation of the OceanFirst board, Cape or OceanFirst, as applicable, may be required to pay to the other party a termination fee equal to $7.2 million (which we refer to as the “termination fee”). The termination fee could discourage other companies from seeking to acquire or merge with Cape or OceanFirst.

Regulatory Approvals Required for the Integrated Mergers and the Bank Merger (page 85)

Subject to the terms of the merger agreement, both Cape and OceanFirst have agreed to cooperate with each other and use their reasonable best efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These include approvals from, among others, the Federal Reserve Board and the OCC. Additionally, certain notices need to be filed with the NJ Department. OceanFirst and Cape have filed the required applications and notices. Although neither Cape nor OceanFirst knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Cape and OceanFirst cannot be certain when, or if, they will be obtained.

The Rights of Cape Stockholders Will Change as a Result of the First-Step Merger (page 111)

OceanFirst is incorporated under the laws of the State of Delaware and Cape is incorporated under the laws of the State of Maryland. Accordingly, Delaware law governs the OceanFirst stockholders and Maryland law governs the Cape stockholders. As a result of the first-step merger, Cape stockholders will become stockholders of OceanFirst. Thus, following the completion of the first-step merger, the rights of Cape stockholders who become OceanFirst stockholders in the first-step merger will be governed by the corporate law of the State of Delaware and will also then be governed by OceanFirst’s certificate of incorporation and bylaws, rather than by the corporate law of the State of Maryland and Cape’s articles of incorporation and bylaws.

See “Comparison of Stockholders’ Rights” for a description of the material differences in stockholders’ rights under the laws of the State of Delaware, the laws of the State of Maryland and each of the OceanFirst and Cape governing documents.

Information About the Companies (page 49)

OceanFirst

OceanFirst is the holding company for OceanFirst Bank. OceanFirst Bank, founded in 1902, is a community bank with $2.6 billion in assets and 27 branches located in Ocean, Monmouth and Middlesex Counties, New Jersey. OceanFirst Bank delivers commercial and residential financing solutions, wealth management, and deposit services throughout the central New Jersey region and is the largest and oldest community-based financial institution headquartered in Ocean County, New Jersey. OceanFirst’s website is www.oceanfirstonline.com.

OceanFirst common stock is traded on the NASDAQ under the symbol “OCFC.”

OceanFirst’s principal executive office is located at 975 Hooper Avenue, Toms River, New Jersey 08753 and its telephone number at that location is (732) 240-4500. Additional information about OceanFirst and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

Merger Sub

Merger Sub is a Maryland corporation and a wholly-owned subsidiary of OceanFirst. Merger Sub was formed by OceanFirst for the sole purpose of consummating the integrated mergers. See the section of this joint proxy statement/prospectus entitled “Information About Merger Sub” beginning on page 50.

Cape

Cape Bancorp, Inc. is the holding company for Cape Bank, a full service institution providing a complete line of high quality banking services to small and mid-sized businesses, professionals and individuals located in its primary market area of Atlantic, Cape May, Cumberland and Gloucester Counties, New Jersey and metropolitan Philadelphia. Cape Bank offers a full menu of deposit and lending options designed to fit any need. The goal of Cape Bank is to develop strong customer relationships by providing these services through its 22 branches. Cape Bancorp, Inc. is headquartered in Cape May Court House, New Jersey. Cape’s website is www.capebanknj.com.

Cape common stock is traded on the NASDAQ under the symbol “CBNJ.”

Cape’s principal executive offices are located at 225 North Main Street, Cape May Court House, New Jersey 08210 and its telephone number at that location is (609) 465-5600. Additional information about Cape and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

Risk Factors (page 23)

You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 23.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF OCEANFIRST

The following tables set forth selected consolidated financial data for OceanFirst for each of the periods and as of the dates indicated. The summary information presented below at or for years ended December 31, 2014 and 2013 is derived in part from and should be read in conjunction with the consolidated financial statements of OceanFirst for the years ended December 31, 2014 and 2013 and the related notes thereto incorporated by reference in this joint proxy statement/prospectus. The summary information presented below for the nine months ended September 30, 2015 and 2014 are derived from OceanFirst’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. You should read this information in conjunction with OceanFirst’s consolidated financial statements and related notes included in OceanFirst’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this joint proxy statement/prospectus from which this information is derived.

	As of or for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015(*)	2014	2014	2013	2012	2011	2010
Operating Data
Interest income	$62,715	$59,785	$79,853	$80,157	$87,615	$95,387	$101,367
Interest expense	6,574	5,461	7,505	9,628	14,103	18,060	24,253

Net interest income	56,141	54,324	72,348	70,529	73,512	77,327	77,114
Provision for loan losses	975	1,805	2,630	2,800	7,900	7,750	8,000

Net interest income after provision for loan losses	55,166	52,519	69,718	67,729	65,612	69,577	69,114
Non-interest income	12,309	13,957	18,577	16,458	17,724	15,301	15,312
Non-interest expense	44,277	43,368	57,764	59,244	52,389	52,664	53,647

Income before income taxes	23,198	23,108	30,531	24,943	30,947	32,214	30,779
Provision for income taxes	8,105	8,120	10,611	8,613	10,927	11,473	10,401

Net income	$15,093	$14,988	$19,920	$16,330	$20,020	$20,741	$20,378

Per Common Share
Net income, basic	$0.91	$0.89	$1.19	$0.96	$1.13	$1.14	$1.12
Net income, diluted	0.90	0.89	1.19	0.95	1.12	1.14	1.12
Book value	13.58	12.77	12.91	12.33	12.28	11.61	10.69
Tangible book value	13.46	12.77	12.91	12.33	12.28	11.61	10.69
Cash dividends declared	0.39	0.36	0.49	0.48	0.48	0.48	0.48
Weighted-average number of shares outstanding:
Basic	16,522	16,748	16,687	17,071	17,730	18,191	18,142
Diluted	16,746	16,865	16,797	17,157	17,829	18,240	18,191
Number of shares outstanding	17,277	17,118	16,902	17,387	17,895	18,683	18,822
Selected Balance Sheet Data
Total assets	$2,557,898	$2,308,701	$2,356,714	$2,249,711	$2,269,228	$2,302,094	$2,251,330
Investment securities(1)	439,010	522,287	508,391	553,953	564,457	548,370	450,021
Loans(2)	1,938,972	1,635,122	1,693,047	1,542,245	1,529,946	1,572,316	1,667,462
Allowance for loan losses	16,638	16,310	16,317	20,930	20,510	18,230	19,700
Deposits	1,967,771	1,781,227	1,720,135	1,746,763	1,719,671	1,706,083	1,663,968
Total borrowings	338,499	294,153	400,550	270,804	313,291	359,601	360,364
Stockholders’ equity	234,688	218,650	218,259	214,350	219,792	216,849	201,251
Selected Performance Ratios
Return on average assets (annualized)(6)	0.83%	0.87%	0.86%	0.71%	0.87%	0.91%	0.93%
Return on average equity (annualized)(6)	8.94%	9.23%	9.18%	7.51%	9.15%	9.88%	10.62%
Net interest margin(7)	3.24%	3.33%	3.31%	3.24%	3.37%	3.59%	3.69%
Efficiency ratio(3)(6)	64.69%	63.51%	63.53%	68.11%	57.42%	56.64%	57.83%
Tangible common equity to tangible assets(4)	8.94%	9.23%	9.26%	9.53%	9.69%	9.41%	8.94%
Asset Quality Ratios
Net charge-offs to average loans (annualized)(10)	0.05%	0.53%	0.45%	0.16%	0.36%	0.57%	0.18%
Allowance for loan losses to total loans receivable(8)(9)(10)	0.85%	0.98%	0.95%	1.33%	1.32%	1.15%	1.17%
Nonperforming loans to total loans receivable(8)(9)(10)	1.24%	1.11%	1.06%	2.88%	2.80%	2.77%	2.23%
Nonperforming assets to total assets(9)(10)	1.08%	1.08%	0.97%	2.21%	2.05%	2.00%	1.77%
Capital Ratios
Total risk-based capital	13.60%	15.30%	15.08%	15.97%	16.11%	16.40%	15.28%
Tier 1 risk-based capital	12.67%	14.25%	14.05%	14.72%	14.86%	15.42%	14.40%
Common equity Tier 1(5)	12.67%	—	—	—	—	—	—
Tier 1 leverage	8.91%	9.57%	9.46%	9.66%	9.49%	9.41%	9.13%

(*)	OceanFirst closed its merger with Colonial American Bank on July 31, 2015.
(1)	Investment securities include available-for-sale and held-to-maturity securities and Federal Home Loan Bank stock.
(2)	Loans include loans held for sale and is net of undisbursed loan funds and net deferred origination costs.
(3)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Tangible common equity to tangible assets is total stockholder’s equity less goodwill and other intangible assets divided by total assets less goodwill and other intangible assets.
(5)	OceanFirst Bank became subject to new Basel III regulatory capital ratios in 2015. The common equity Tier I ratio was not reported in prior years.
(6)	Performance ratios for 2013 include non-recurring expenses relating to the payment of Federal Home Loan Bank advances of $4.3 million and the consolidation of two branches into newer, in-market facilities, at a cost of $579,000. The total after tax cost was $3.1 million. Performance ratios for 2012 include an additional loan loss provision of $1.8 million relating to the superstorm Sandy and $687,000 in net severance expense. The total after tax cost was $1.6 million.
(7)	The net interest margin represents net interest income as a percentage of average interest-earning assets.
(8)	Total loans receivable includes loans receivable and loans held-for-sale.
(9)	Non-performing assets consist of non-performing loans and real estate acquired through foreclosure. Non-performing loans consist of all loans 90 days or more past due and other loans in the process of foreclosure. It is OceanFirst’s policy to cease accruing interest on all such loans and to reverse previously accrued interest.
(10)	During the fourth quarter of 2011, OceanFirst modified its charge-off policy on problem loans secured by real estate so that losses are charged off in the period the loans are deemed uncollectible rather than when the foreclosure process is completed. The change in the charge-off policy resulted in additional charge-offs in the fourth quarter of 2011 of $5.7 million.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CAPE

The following tables set forth selected consolidated financial data for Cape for each of the periods and as of the dates indicated. The summary information presented below at or for years ended December 31, 2014 and 2013 is derived in part from and should be read in conjunction with the consolidated financial statements of Cape for the years ended December 31, 2014 and 2013 and the related notes thereto incorporated by reference in this joint proxy statement/prospectus. The summary information presented below for the nine months ended September 30, 2015 and 2014 are derived from Cape’s unaudited consolidated financial statements incorporated by reference into this joint proxy statement/prospectus. You should read this information in conjunction with Cape’s consolidated financial statements and related notes included in Cape’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this joint proxy statement/prospectus from which this information is derived.

	As of or for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015(*)	2014	2014	2013	2012	2011	2010
Selected Financial Condition Data:
Total assets	$1,563,241	$1,081,737	$1,079,894	$1,092,879	$1,040,798	$1,071,128	$1,061,042
Cash and cash equivalents	$25,094	$18,533	$31,472	$24,861	$24,228	$25,475	$14,997
Investment securities available for sale, at fair value	$260,898	$157,290	$147,788	$157,166	$170,857	$190,714	$157,407
Investment securities held to maturity	$15,112	$17,796	$17,924	$9,102	—	—	—
Loans held for sale	$428	—	—	$1,814	$8,795	$7,657	$1,224
Loans, net of allowance	$1,115,338	$772,397	$770,289	$780,127	$714,396	$716,341	$772,318
Federal Home Loan Bank of New York stock, at cost	$5,612	$6,873	$7,053	$7,747	$5,775	$7,533	$8,721
Bank owned life insurance	$46,907	$31,080	$31,305	$31,177	$30,226	$29,249	$28,252
Deposits	$1,289,340	$800,866	$797,056	$798,422	$784,591	$774,403	$753,068
Borrowings	$94,215	$132,085	$136,342	$143,935	$97,965	$144,019	$169,637
Total stockholders’ equity	$169,650	$139,864	$140,878	$140,427	$150,826	$145,719	$132,154
Selected Operating Data:
Interest income	$37,176	$30,616	$40,635	$41,041	$43,684	$46,467	$50,269
Interest expense	4,484	3,831	5,208	5,292	8,204	11,611	14,539

Net interest income	32,692	26,785	35,427	35,749	35,480	34,856	35,730
Provision for loan losses	2,675	2,480	3,014	2,011	4,461	19,607	7,496

Net interest income after provision for loan losses	30,017	24,305	32,413	33,738	31,019	15,249	28,234
Non-interest income	11,237	5,452	6,651	5,966	7,814	5,311	2,851
Non-interest expense	28,838	20,443	28,027	29,922	31,622	30,928	28,534

Income (loss) before income tax expense	12,416	9,314	11,037	9,782	7,211	(10,368)	2,551
Income tax expense (benefit)	2,159	3,551	4,253	4,231	2,655	(18,355)	(1,490)

Net income	$10,257	$5,763	$6,784	$5,551	$4,556	$7,987	$4,041

	As of or for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
(Dollars in thousands, except per share data)	2015(*)	2014	2014	2013	2012	2011	2010
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets) (annualized)	0.98%	0.71%	0.62%	0.53%	0.43%	0.75%	0.38%
Return on equity (ratio of net income to average equity) (annualized)	8.40%	5.44%	4.80%	3.80%	3.05%	5.61%	3.06%
Earnings (loss) per share — fully diluted	$0.81	$0.52	$0.61	$0.46	$0.37	$0.64	$0.33
Average interest rate spread(1)	3.32%	3.53%	3.49%	3.66%	3.61%	3.42%	3.46%
Net interest margin(2)	3.39%	3.61%	3.58%	3.76%	3.75%	3.60%	3.66%
Efficiency ratio	68.74%	65.98%	66.45%	70.47%	71.68%	72.93%	68.59%
Non-interest expense to average total assets	2.43%	2.45%	2.44%	2.85%	3.01%	2.90%	2.68%
Average interest-earning assets to average interest-bearing liabilities	116.57%	116.36%	116.60%	117.78%	116.52%	114.71%	113.67%
Asset Quality Ratios:
Non-performing assets to total assets	0.86%	1.20%	1.25%	1.35%	2.61%	3.38%	4.41%
Non-performing loans to total loans	0.84%	0.99%	1.06%	0.93%	2.67%	3.77%	5.54%
Allowance for loan losses to non-performing loans	105.99%	127.00%	113.67%	127.05%	50.86%	46.10%	28.84%
Allowance for loan losses to total loans	0.89%	1.25%	1.20%	1.18%	1.36%	1.74%	1.60%
Capital Ratios:
Total capital (to risk-weighted assets)	12.67%	14.28%	14.55%	14.29%	15.36%	13.82%	13.90%
Tier I capital (to risk-weighted assets)	11.79%	13.03%	13.34%	13.07%	14.11%	12.57%	12.65%
Tier I capital (to average assets)	8.87%	9.60%	9.94%	9.53%	10.35%	9.15%	9.96%
Equity to assets	10.85%	12.93%	13.06%	12.85%	14.49%	13.60%	12.46%
Other Data:
Number of full service offices	22	14	14	14	15	16	17
Full time equivalent employees	259	174	178	190	193	191	205

(*)	Cape completed its merger with Colonial on April 1, 2015.
(1)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2)	Represents net interest income as a percent of average earning assets.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial data about the financial condition and results of operations of OceanFirst giving effect to the Transactions. The selected unaudited pro forma condensed combined financial information assumes that the Transactions are accounted for under the acquisition method of accounting with OceanFirst treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of Cape, as of the effective date, will be recorded by OceanFirst at their respective estimated fair values and the excess of the merger consideration over the fair value of Cape’s net assets will be allocated to goodwill.

The table sets forth the information as if the Transactions had become effective on September 30, 2015, with respect to financial condition data, and at the beginning of the periods presented, with respect to the results of operations data. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The selected unaudited pro forma condensed combined financial data also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 29, the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the Transactions are completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

Pro Forma Condensed Consolidated Combined Statement of Financial Condition Data	As of September 30, 2015
(Dollars in thousands)
Securities and Federal Home Loan Bank Stock	$719,336
Loans, net of allowance for loan losses	3,048,909
Total assets	4,106,161
Deposits	3,256,880
Borrowings	437,487
Stockholders’ equity	378,818

Pro Forma Condensed Consolidated Combined Statement of Income Data	Nine months ended September 30, 2015	Year Ended December 31, 2014
(Dollars in thousands, except per share data)
Pro Forma Condensed Consolidated Combined Statement of Income Data
Net interest income	$89,356	$120,508
Provision for loan losses	3,650	5,677
Non-interest income	23,546	26,311
Non-interest expense	74,869	101,262
Net income before income taxes	34,383	39,880
Net income	24,550	25,357
Pro Forma Condensed Consolidated Combined Per Share Data
Net income per share — basic	$1.00	$1.00
Net income per share — diluted	0.99	0.99

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

Because the market price of OceanFirst common stock may fluctuate, Cape stockholders cannot be certain of the precise value of the stock portion of the merger consideration they will be entitled to receive.

At the time the first-step merger is completed, each issued and outstanding share of Cape common stock, except for certain specified shares owned by OceanFirst or Cape, will be converted into the right to receive $2.25 in cash, without interest, and 0.6375 shares of OceanFirst common stock, together with cash in lieu of fractional shares. There will be a time lapse between each of the date of this joint proxy statement/prospectus, the date of the OceanFirst special meeting, the date of the Cape special meeting and the date on which Cape stockholders entitled to receive the merger consideration actually receive the merger consideration. The market value of OceanFirst common stock may fluctuate during these periods as a result of a variety of factors, including general market and economic conditions, changes in OceanFirst’s businesses, operations and prospects and regulatory considerations. Many of these factors are outside of the control of OceanFirst and Cape. Consequently, at the time Cape stockholders must decide whether to approve the merger agreement, they will not know the actual market value of the shares of OceanFirst common stock they may receive when the first-step merger is completed. Although the value of the cash portion of the merger consideration is fixed at $2.25 per share of Cape common stock, the value of the portion of the merger consideration that is represented by shares of OceanFirst common stock will depend on the market value of shares of OceanFirst common stock on the date the merger consideration is received. This value will not be known at the time of the Cape special meeting and may be more or less than the current price of OceanFirst common stock or the price of OceanFirst common stock at the time of the Cape special meeting.

The market price of OceanFirst common stock after the first-step merger is completed may be affected by factors different from those affecting the market price of Cape or OceanFirst common stock currently.

Upon completion of the first-step merger, Cape stockholders will become OceanFirst stockholders. OceanFirst’s business differs in important respects from that of Cape, and, accordingly, the results of operations of the combined company and the market price of OceanFirst common stock after the completion of the first-step merger may be affected by factors different from those currently affecting the independent results of operations of each of OceanFirst and Cape. For a discussion of the businesses of OceanFirst and Cape and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 126.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Transactions.

Before the Transactions can be completed, OceanFirst and Cape must obtain approvals from the Federal Reserve Board and the OCC, and also file certain notices with the NJ Department. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, waivers and consents the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under the section of this joint proxy statement/prospectus entitled “The Transactions — Regulatory Approvals Required for the Transactions” beginning on page 85. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the Transactions or require changes to the terms of the Transactions. Such conditions or changes could have the effect of delaying or preventing completion of the Transactions or imposing additional costs on or limiting the revenues of the combined company following the completion of the Transactions, any of which might have an adverse effect on the combined company following the completion of the Transactions. However, under the terms of the merger agreement, in connection with obtaining such regulatory approvals, neither party is required to take any action, or commit to take any action, or agree to any condition or restriction, that would reasonably be expected to have a material adverse effect (measured on a scale relative to Cape) on any of OceanFirst, Cape or the surviving corporation, after giving effect to the integrated mergers (which we refer to as a “materially burdensome regulatory condition”). For more information, see the section of this joint proxy statement/prospectus entitled “The Transactions — Regulatory Approvals Required for the Transactions” beginning on page 85.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the Transactions may not be realized.

OceanFirst and Cape have operated and, until the completion of the Transactions, will continue to operate, independently. The success of the Transactions, including anticipated benefits and cost savings, will depend, in part, on OceanFirst’s ability to successfully combine and integrate the businesses of OceanFirst and Cape in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors, employees and other constituents or to achieve the anticipated benefits and cost savings of the Transactions. The loss of key employees could adversely affect OceanFirst’s ability to successfully conduct its business, which could have an adverse effect on OceanFirst’s financial results and the value of its common stock. If OceanFirst experiences difficulties with the integration process, the anticipated benefits of the Transactions may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause OceanFirst and/or Cape to lose customers or cause customers to remove their accounts from OceanFirst and/or Cape and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Cape and OceanFirst during this transition period and for an undetermined period after completion of the Transaction on the combined company. In addition, the actual cost savings of the Transactions could be less than anticipated.

The unaudited pro forma condensed combined financial statements included in this document are preliminary and the actual financial condition and results of operations after the Transactions may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what OceanFirst’s actual financial condition or results of operations would have been had the Transaction been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the Transactions had they been completed on the dates indicated, which are based upon preliminary estimates, to record the Cape identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the first-step merger reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Cape as of the date of the completion of the Transactions. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see the section of this joint proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 29.

Certain of Cape’s directors and executive officers have interests in the Transactions that may differ from the interests of the Cape stockholders.

The Cape stockholders should be aware that some of Cape’s directors and executive officers have interests in the Transactions and have arrangements that are different from, or in addition to, those of Cape stockholders generally. The Cape board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Cape stockholders vote in favor of the Cape merger proposal and certain related matters and against alternative transactions.

The material interests considered by the Cape board were as follows:

•	The employment agreement of Michael D. Devlin, President and Chief Executive Officer of Cape, that provides for a cash severance payment, life insurance and medical and dental benefits in the event of a termination of employment without cause or for good reason following a change in control;

•	Change in control agreements for Edward J. Geletka, Executive Vice President and Chief Operating Officer of Cape, Guy Hackney, Executive Vice President and Chief Financial Officer of Cape, James F. McGowan, Executive Vice President and Chief Credit Officer of Cape, Michelle Pollack, Executive Vice President and Chief Lending Officer of Cape, and Charles L. Pinto, Executive Vice President and Chief Banking Officer of Cape, as well as twelve other individuals that provide for cash severance payments, life insurance and medical and dental benefits in the event of a termination of employment without cause or for good reason following a change in control;

•	Subject to the terms and conditions of the merger agreement, OceanFirst and OceanFirst Bank have agreed to appoint Michael D. Devlin, President and Chief Executive Officer of Cape, to serve as a member of the OceanFirst board and the OceanFirst Bank board with a term expiring at the 2018 annual meeting of OceanFirst stockholders, or, if Mr. Devlin is unable to serve, an alternative member of Cape’s current board shall be appointed to the OceanFirst and OceanFirst Bank boards;

•	Cape has made awards of stock options to certain of its officers and directors under the Cape Bancorp, Inc. 2008 Equity Incentive Plan. In addition, certain former officers and directors of Colonial, which was acquired by Cape on April 1, 2015, continue to vest in stock options under Colonial’s equity plan as officers, employees and directors of Cape. As a result of the first-step merger, each stock option, whether vested or unvested, that is outstanding and unexercised immediately prior to closing will be converted into an option to acquire a number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Cape common stock subject to such Cape option immediately prior to the effective time by (y) 0.75; and the exercise per share of the new option (rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (i) the per share exercise price for the shares of Cape common stock subject to such Cape option by (ii) 0.75;

•	Cape has made awards of restricted stock to certain directors under its equity incentive plan. In addition, certain former officers and directors of Colonial, continue to vest, as officers and directors of Cape, in restricted stock granted to them under Colonial’s equity plan. As a result of the first-step merger each restricted stock award shall become fully vested and the holder will be entitled to receive the per share merger consideration for each share of Cape common stock held by such holder; and

•	Rights of Cape officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

For a more complete description of these interests, see the section of this joint proxy statement/prospectus entitled “The Transactions — Interests of Cape’s Directors and Executive Officers in the Transactions” beginning on page 81.

Termination of the merger agreement could negatively impact Cape or OceanFirst.

If the merger agreement is terminated, there may be various consequences. For example, Cape’s or OceanFirst’s businesses may have been impacted adversely by the failure to pursue other opportunities due to management’s focus on the Transactions, without realizing any of the anticipated benefits of completing the Transactions. Additionally, if the merger agreement is terminated, the market price of the Cape common stock or the OceanFirst common stock could decline to the extent that the current market prices reflect a market assumption that the Transactions will be completed. If the merger agreement is terminated under certain circumstances, Cape or OceanFirst may be required to pay to the other party a termination fee of $7.2 million.

Cape and OceanFirst will be subject to business uncertainties and contractual restrictions while the Transactions are pending.

Uncertainty about the effect of the Transactions on employees and customers may have an adverse effect on Cape or OceanFirst. These uncertainties may impair Cape’s or OceanFirst’s ability to attract, retain and motivate key personnel until the Transactions are completed, and could cause customers and others that deal with Cape or OceanFirst to seek to change existing business relationships with Cape or OceanFirst. Retention of certain employees by Cape or OceanFirst may be challenging while the Transactions are pending, as certain employees may experience uncertainty about their future roles with OceanFirst. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Cape or OceanFirst, Cape’s business or OceanFirst’s business could be harmed. In addition, subject to certain exceptions, Cape has agreed to operate its business in the ordinary course prior to closing, and each of Cape and OceanFirst has agreed to certain restrictive covenants. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Covenants and Agreements” beginning on page 92 for a description of the restrictive covenants applicable to Cape and OceanFirst.

If the Transactions are not completed, OceanFirst and Cape will have incurred substantial expenses without realizing the expected benefits of the Transactions.

Each of OceanFirst and Cape has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the first-step merger. If the Transactions are not completed, OceanFirst and Cape would have to recognize these expenses without realizing the expected benefits of the Transactions.

The merger agreement limits Cape’s ability to pursue acquisition proposals and requires either company to pay a termination fee of $7.2 million under limited circumstances, including circumstances relating to acquisition proposals for Cape. Additionally, certain provisions of Cape’s articles of incorporation and bylaws may deter potential acquirers.

The merger agreement prohibits Cape from initiating, soliciting, knowingly encouraging or knowingly facilitating certain third-party acquisition proposals. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Agreement Not to Solicit Other Offers” beginning on page 99. In addition, unless the merger agreement has been terminated in accordance with its terms, Cape has an unqualified obligation to submit the Cape merger proposal to a vote by Cape stockholders, even if Cape receives a proposal that the Cape board believes is superior to the Transactions. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Stockholder Meetings and Recommendation of the Boards of Directors of Cape and OceanFirst” beginning on page 98. The merger agreement also provides that OceanFirst or Cape must pay a termination fee in the amount of $7.2 million in the event that the merger agreement is terminated under certain circumstances, including Cape’s failure to abide by certain obligations not to solicit acquisition proposals. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Termination Fee” beginning on page 102. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Cape from considering or proposing such an acquisition. Certain Cape stockholders, including Patriot, each director and certain executive officers of Cape, solely in his or her or its capacity as a Cape stockholder, have entered into separate voting agreements and have agreed to vote their shares of Cape common stock in favor of the Cape merger proposal and certain related matters, and against alternative transactions. The Cape stockholders that are party to these voting agreements beneficially own and are entitled to vote in the aggregate approximately [●]% of the outstanding shares of Cape common stock as of the Cape record date. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Voting Agreements” beginning on page 103. Additionally, certain provisions of Cape’s articles of incorporation or bylaws or of the Maryland General Corporation Law (which we refer to as the “MGCL”) could make it more difficult for a third-party to acquire control of Cape or may discourage a potential competing acquirer.

The shares of OceanFirst common stock to be received by Cape stockholders as a result of the first-step merger will have different rights from the shares of Cape common stock.

The rights of Cape stockholders are currently governed by the MGCL, Cape’s articles of incorporation and Cape’s bylaws. Upon completion of the first-step merger, Cape stockholders will become OceanFirst stockholders and their rights as stockholders will then be governed by the Delaware General Corporation Law (which we refer to as the “DGCL”), the OceanFirst certificate of incorporation and the OceanFirst bylaws. The rights associated with Cape common stock are different from the rights associated with OceanFirst common stock. See the section of this joint proxy statement/prospectus entitled “Comparison of Stockholders’ Rights” beginning on page 111 for a discussion of the different rights associated with OceanFirst common stock.

Holders of Cape and OceanFirst common stock will have a reduced ownership and voting interest after the first-step merger and will exercise less influence over management.

Holders of Cape and OceanFirst common stock currently have the right to vote in the election of the board of directors and on other matters affecting Cape and OceanFirst, respectively. Upon the completion of the first-step merger, each Cape stockholder who receives shares of OceanFirst common stock will become an OceanFirst stockholder with a percentage ownership of OceanFirst that is smaller than the stockholder’s percentage ownership of Cape. It is currently expected that the former Cape stockholders as a group will receive shares in the first-step merger constituting approximately [●]% of the outstanding shares of OceanFirst common stock immediately after the first-step merger. As a result, current OceanFirst stockholders as a group will own approximately [●]% of the outstanding shares of OceanFirst common stock immediately after the first-step merger. Because of this, Cape stockholders may have less influence on the management and policies of OceanFirst than they now have on the management and policies of Cape, and current OceanFirst stockholders may have less influence than they now have on the management and policies of OceanFirst. Upon consummation of the Transactions, OceanFirst has agreed to increase the size of the OceanFirst board to ten members and to appoint Mr. Devlin (or, if Mr. Devlin is unable to serve, an alternative member of Cape’s current board selected by OceanFirst and OceanFirst Bank, respectively) to the boards of directors of OceanFirst and OceanFirst Bank as a member of the class of directors with a term expiring at the 2018 annual meeting of OceanFirst stockholders.

Cape stockholders do not have dissenters’ or appraisal rights in the first-step merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Maryland law, a corporation may eliminate dissenters’ rights for one or more classes of stock by explicitly denying such rights in its articles of incorporation. Cape’s articles of incorporation provide that holders of Cape common stock are not entitled to exercise the rights of an objecting stockholder provided for under the MGCL, unless the Cape board adopts a resolution determining that such rights will apply. However, the merger agreement contains certain restrictions on Cape’s ability to take actions that would cause the Cape stockholders to be entitled to dissenters’ rights. Accordingly, holders of Cape common stock are not entitled to dissenters’ rights in connection with the first-step merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, stockholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Cape assumes any duty and does not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that OceanFirst or Cape anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in OceanFirst’s Annual Report on Form 10-K, those included under Item 1A “Risk Factors” in Cape’s Annual Report on Form 10-K, those disclosed in OceanFirst’s and Cape’s respective other periodic reports filed with the SEC, as well as the possibility: that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, OceanFirst’s and Cape’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, stockholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. For any forward-looking statements made in this joint proxy statement/prospectus or in any documents, OceanFirst and Cape claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements present the pro forma consolidated financial position and results of operations of OceanFirst giving effect to the Transactions. The unaudited pro forma condensed combined financial statements are derived from and should be read in conjunction with the following historical financial statements, after giving effect to the Transactions, and adjustments described in the following footnotes, and are intended to reflect the impact of the proposed Transactions on OceanFirst:

•	separate historical audited consolidated financial statements of Cape as of and for the year ended December 31, 2014, and the related notes thereto, which are available in Cape’s Annual Report on 10-K for the year ended December 31, 2014 and are incorporated by reference in this joint proxy statement/prospectus;

•	separate historical consolidated financial statements of Cape as of and for the nine months ended September 30, 2015, and the related notes thereto, which are available in Cape’s Quarterly Report on 10-Q for the quarter ended September 30, 2015 and are incorporated by reference in this joint proxy statement/prospectus;

•	separate historical audited consolidated financial statements of OceanFirst as of and for the year ended December 31, 2014, and the related notes thereto, which are available in OceanFirst’s Annual Report on 10-K for the year ended December 31, 2014 and are incorporated by reference in this joint proxy statement/prospectus;

•	separate historical consolidated financial statements of OceanFirst as of and for the nine months ended September 30, 2015, and the related notes thereto, which are available in OceanFirst’s Quarterly Report on 10-Q for the quarter ended September 30, 2015 and are incorporated by reference in this joint proxy statement/prospectus; and

•	separate historical audited consolidated financial statements of Colonial as of and for the years then ended December 31, 2014 and 2013, and the related notes thereto, which are incorporated by reference in this joint proxy statement/prospectus from Colonial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

The accompanying unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the realization of potential cost savings, revenue synergies or any potential restructuring costs. Certain cost savings and revenue synergies may result from the Transactions. However, there can be no assurance that these cost savings or revenue synergies will be achieved. Cost savings, if achieved, could result from, among other things, the reduction of operating expenses, changes in corporate infrastructure and governance, the elimination of duplicative operating systems and the combination of regulatory and financial reporting requirements under one federally-chartered bank. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Transactions been completed at the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company after completion of the Transactions.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2015

REFLECTING THE INTEGRATED MERGERS

	OceanFirst Financial Corp. (As Reported)	Cape Bancorp, Inc. (As Reported)	DR (CR) Adjustments to Reflect Acquisition of Cape Bancorp, Inc.		OceanFirst Financial Corp. (Pro-forma)
(Dollars in thousands)
Assets
Cash, and due from financial institutions, interest-bearing bank balances and interest-bearing time deposits	$50,576	$33,256	$(38,925)	(a)	$44,907
Securities and Federal Home Loan Bank Stock	439,010	281,622	(1,296)	(b)	719,336
Loans receivable, net	1,938,972	1,115,338	(5,401)	(c)	3,048,909
Mortgage loans held for sale	2,306	428	—		2,734
Other assets	106,622	92,256	(2,200)	(d)	196,678
Deferred tax asset	18,298	15,459	3,287	(e)	37,044
Core deposit intangible	269	942	13,349	(f)	14,560
Goodwill	1,845	23,940	16,208	(g)	41,993

Total assets	$2,557,898	$1,563,241	$(14,978)		$4,106,161

Liabilities and Stockholders’ Equity
Deposits	$1,967,771	$1,289,340	$(231)	(h)	$3,256,880
Federal Home Loan Bank advances and other borrowings	338,499	94,215	4,773	(i)	437,487
Other liabilities	16,940	10,036	6,000	(j)	32,976

Total liabilities	2,323,210	1,393,591	10,542		3,727,343

Stockholders’ equity
Common stock	336	161	(161)	(k)	336
Additional paid-in capital	269,332	155,523	(11,393)	(k)	413,462
Retained earnings	226,115	46,657	(46,657)	(k)	226,115
Accumulated other comprehensive loss	(6,326)	(940)	940	(k)	(6,326)
Less: Unallocated common stock held by
Employee Stock Ownership Plan	(3,116)	(7,357)	7,357	(k)	(3,116)
Treasury stock	(251,653)	(24,394)	24,394	(k)	(251,653)

Total stockholders’ equity	234,688	169,650	(25,520)		378,818

Total liabilities and stockholders’ equity	$2,557,898	$1,563,241	$(14,978)		$4,106,161

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” below for additional information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

REFLECTING THE INTEGRATED MERGERS

	OceanFirst Financial Corp. (As Reported)	Cape Bancorp. Inc. (As Reported)	Adjustments to Reflect OceanFirst Financial Corp.’s Acquisition of Cape Bancorp, Inc.		OceanFirst Financial Corp. (Pro forma)
(Dollars in thousands, except per share data)
INTEREST INCOME
Loans	$56,553	$33,776	$(445)	(l)	$89,884
Investment securities and other	6,162	3,400	398	(m)	9,960

Total interest income	62,715	37,176	(47)		99,844

INTEREST EXPENSE
Deposits	3,084	2,695	—	(n)	5,779
Borrowed funds	3,490	1,789	(570)	(o)	4,709

Total interest expense	6,574	4,484	(570)		10,488

Net interest income	56,141	32,692	523		89,356
Provision for loan losses	975	2,675	—		3,650

Net interest income after provision for loan losses	55,166	30,017	523		85,706

NON-INTEREST INCOME
Fees and service charges	10,496	3,054	—		13,550
Net gain on sale of loan servicing	111	—	—		111
Net gain on sale of loans available for sale	637	61	—		698
Net gain on sale of investment securities available for sale	—	116	—		116
Net loss from other real estate operations	(111)	(332)	—		(443)
Income from Bank Owned Life Insurance	1,158	880	—		2,038
Bargain purchase gain	—	6,746	—		6,746
Other	18	712	—		730

Total non-interest income	12,309	11,237	—		23,546

NON-INTEREST EXPENSE
Compensation and employee benefits	23,508	13,771	—		37,279
Occupancy and equipment	6,766	2,922	—		9,688
Other operating expense	12,731	10,083	—		22,814
Amortization of core deposit intangible	8	96	1,754	(p)	1,858
Merger related expense	1,264	1,966	—		3,230

Total non-interest expense	44,277	28,838	1,754		74,869

Income before provision for income taxes	23,198	12,416	(1,231)		34,383
Provision (benefit) for income taxes	8,105	2,159	(431)	(q)	9,833

Net income	$15,093	$10,257	$(800)		$24,550

Net income per common share	—	—	—		—
Basic	$0.91	$0.83	—		1.00
Diluted	$0.90	$0.81	—		0.99
Weighted average common shares
Basic	16,522	12,429	(4,506)	(r)	24,445
Diluted	16,746	12,597	(4,566)	(r)	24,777

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” below for additional information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2014

REFLECTING THE INTEGRATED MERGERS

	OceanFirst Financial Corp. (As Reported)	Cape Bancorp, Inc. (As Reported)	Adjustments to Reflect OceanFirst Financial Corp.’s Acquisition of Cape Bancorp, Inc.		Colonial Financial Services, Inc. (As reported for 2014)	Adjustments to Reflect Cape Bancorp, Inc.’s Acquisition of Colonial Financial Service		OceanFirst Financial Corp. (Pro-forma)
(Dollars in thousands, except per share data)
INTEREST INCOME
Loans	$70,564	$36,990	$(593)	(l)	$12,071	$(894)	(l)	$118,138
Investment securities and other	9,289	3,645	530	(m)	3,465	(129)	(s)	16,800

Total interest income	79,853	40,635	(63)		15,536	(1,023)		134,938

INTEREST EXPENSE
Deposits	4,103	2,753	231	(n)	2,634	(405)	(t)	9,316
Borrowed funds	3,402	2,455	(760)	(o)	17	—		5,114

Total interest expense	7,505	5,208	(529)		2,651	(405)		14,430

Net interest income	72,348	35,427	466		12,885	(618)		120,508
Provision for loan losses	2,630	3,014	—		33	—		5,677

Net interest income after provision for loan losses	69,718	32,413	466		12,852	(618)		114,831

NON-INTEREST INCOME
Fees and service charges	15,163	2,938	—		1,139	—		19,240
Net gain on sale of loan servicing	408	—	—		—	—		408
Net gain on sale of loans available for sale	772	432	—		—	—		1,204
Net gain on sale of investment securities available for sale	1,031	2,297	—		704	—		4,032
Net loss from other real estate operations	(390)	(274)	—		(1,243)	—		(1,907)
Income from Bank Owned Life Insurance	1,477	889	—		424	—		2,790
Bargain purchase gain	—	—	—		—	—		—
Other	116	369	—		59	—		544

Total non-interest income	18,577	6,651	—		1,083	—		26,311

NON-INTEREST EXPENSE
Compensation and employee benefits	31,427	13,872	—		5,701	—		51,000
Occupancy and equipment	8,788	1,939	—		1,618	—		12,345
Other operating expense	17,549	11,396	—		4,326	—		33,271
Amortization of core deposit intangible	—	—	2,598	(p)	—	145	(u)	2,743
Merger related expense	—	820	—		1,083	—		1,903

Total non-interest expense	57,764	28,027	2,598		12,728	145		101,262

Income before provision for income taxes	30,531	11,037	(2,132)		1,207	(763)	(q)	39,880
Provision (benefit) for income taxes	10,611	4,253	(746)	(q)	672	(267)	(q)	14,523

Net Income	$19,920	$6,784	$(1,386)		$535	$(496)		$25,357

Net income per common share
Basic	$1.19	$0.62	—		$0.14	—		$1.00
Diluted	$1.19	$0.61	—		$0.14	—		$0.99
Weighted average common shares
Basic	16,687	10,894	(3,949)	(r)	3,747	(2,074)	(v)	25,305
Diluted	16,797	11,015	(3,993)	(r)	3,753	(2,077)	(v)	25,495

See “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” below for additional information.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Description of Transaction

On January 5, 2016, OceanFirst and Cape publicly announced that they had entered into the merger agreement pursuant to which, Merger Sub will merge with and into Cape, with Cape surviving and, immediately following such first-step merger, Cape will merge with and into OceanFirst, with OceanFirst surviving.

If the first-step merger is completed, each outstanding share of Cape common stock, except for certain shares of Cape common stock owned by Cape or OceanFirst, will be converted into the right to receive $2.25 in cash, without interest, and 0.6375 shares of OceanFirst, together with cash in lieu of fractional shares common stock. OceanFirst will not issue any fractional shares of OceanFirst common stock in the first-step merger. Cape stockholders who would otherwise be entitled to receive a fraction of a share of OceanFirst common stock upon the completion of the first-step merger will instead be entitled to receive an amount in cash, rounded to the nearest cent, determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed as a decimal form) of OceanFirst common stock to which the holder would otherwise be entitled by the average closing-sale price per share of OceanFirst common stock on the NASDAQ (as reported by The Wall Street Journal) for the five full trading days ending on the day preceding the day on which the first-step merger is completed.

Note 2. Basis of Presentation

The unaudited pro forma condensed combined financial statements included herein have been prepared pursuant to the rules and regulations of the SEC. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (which we refer to as “GAAP”) have been omitted pursuant to such rules and regulations. However, management believes that the disclosures are adequate to make the information presented not misleading.

The unaudited pro forma condensed combined statements of operations reflect the Transactions as if they had been consummated at the beginning of the periods presented and combine OceanFirst’s historical results for the nine months ended September 30, 2015 and the year ended December 31, 2014 with Cape’s historical results for the same periods.

The unaudited pro forma condensed combined financial statements have been prepared to illustrate the effects of the Transactions under the acquisition method of accounting in accordance with Section 805 of the FASB Codification and upon the assumption set forth in the notes to the unaudited pro forma condensed combined financial statements. The pro forma adjustments included herein are subject to change depending on changes in interest rates and the components of assets and liabilities and as additional information becomes available and additional analyses are performed.

The unaudited pro forma condensed combined statement of financial condition has been adjusted to reflect the preliminary allocation of the estimated purchase price to identifiable net assets acquired. The estimated purchase price was calculated based upon $16.83 per share, the closing trading price of OceanFirst common stock on February 12, 2016, which was the latest practicable trading date before the date of this document. The final allocation of the purchase price will be determined after the completion of the Transactions. This allocation is dependent upon certain valuations and other studies that have not progressed to a stage where sufficient information is available to make a definitive allocation. The purchase price allocation adjustments and related amortization reflected in the following unaudited pro forma combined financial statements are preliminary and have been made solely for the purpose of preparing these statements. The final allocation of the purchase price will be determined after the Transactions are completed and after completion of a thorough analysis to determine the fair value of Cape’s tangible and identifiable intangible assets and liabilities as of the date that the Transactions are completed.

The unaudited pro forma condensed combined financial statements have been prepared based upon available information and certain assumptions that OceanFirst and Cape believe are reasonable under the circumstances. A final determination of the fair value of the assets acquired and liabilities assumed, which cannot be made prior to the completion of the Transactions, may differ materially from the preliminary estimates. The final valuation may change the purchase price allocation, which could affect the fair value assigned to the assets acquired and liabilities assumed and could result in a change to the unaudited pro forma combined financial statements.

OceanFirst expects to incur costs associated with integrating Cape. The unaudited pro forma condensed combined financial statements do not reflect nonrecurring transaction costs (unless indicated otherwise), the cost of any integration activities or the benefits that may result from synergies that may be derived from any integration activities.

Note 3. Purchase Price Allocation

Below is a summary of the purchase price allocation that was used to develop the pro forma condensed combined balance sheet as of September 30, 2015.

	Cape Bancorp, Inc. (As Reported)	Adjustments to Reflect Acquisition of Cape Bancorp, Inc.	Cape Bancorp, Inc. (as Adjusted for Acquisition Accounting)
(Dollars in thousands)
Fair value of assets acquired:
Cash, due from banks and interest bearing time deposits	$33,256	$(9,516)	$23,740
Securities and Federal Home Loan Bank Stock	281,622	(1,296)	280,326
Loans receivable, net	1,115,338	(5,401)	1,109,937
Mortgage loans held for sale	428	—	428
Other assets	92,256	(2,200)	90,056
Deferred tax asset	15,459	3,287	18,746
Core deposit intangible	942	13,349	14,291

Total assets acquired	1,539,301	(1,777)	1,537,524

Fair value of liabilities acquired:
Deposits	1,289,340	(231)	1,289,109
Federal Home Loan Bank advances and other borrowings	94,215	4,773	98,988
Other liabilities	10,036	6,000	16,036

Total liabilities acquired	1,393,591	10,542	1,404,133

Net assets acquired	145,710	(12,319)	133,391

Purchase price	—	—	173,539

Goodwill	—	—	$40,148

Note 4. Pro Forma Adjustments

(a)	Adjustment reflects payment of transaction expenses of $9.5 million (which includes certain cash payments expected to be made to certain Cape executive officers pursuant to the terms of the change in control agreements described in the section entitled “The Transactions — Interests of Cape’s Directors and Executive Officers in the Transactions — Change in Control Agreements with Cape” beginning on page 81) and payment of cash consideration of $29.4 million to Cape stockholders, representing $2.25 for each share of Cape common stock held by Cape stockholders.

(b)	Adjustment reflects the fair value premium on investment securities held to maturity and fair value discount on outstanding interest rate swaps.

(c)	Adjustment reflects elimination of Cape’s historical allowance for loan losses of $10.0 million, a fair value premium due to interest rates of $2.4 million, net of deferred fees, and a fair value discount due to credit of $17.8 million.

(d)	Adjustment reflects the fair value discount on premises and equipment.

(e)	Adjustment reflects the tax impact of pro forma accounting fair value adjustments.

(f)	Adjustment reflects the fair value of acquired core deposit intangible of $14.3 million, net of Cape’s existing core deposit intangible of $1.0 million. The core deposit intangible is calculated as the present value of the difference between a market participant’s cost of obtaining alternative funds and the cost to maintain the acquired deposit base. Deposit accounts that are evaluated as part of the core deposit intangible include demand deposit, money market and savings accounts.

(g)	Adjustment reflects the excess of the purchase price over the fair value of net assets acquired, net of Cape’s existing goodwill balance. The purchase price is based upon $16.83 per share, the closing trading price of OceanFirst common stock on February 12, 2016, the latest practicable trading date prior to the date of this joint proxy statement/prospectus. The purchase price will not be finalized until the Transactions are complete and will be based on the share price of OceanFirst common stock on that date. See “Purchase Price Allocation” above for more information regarding the allocation of the estimated OceanFirst purchase price.

(h)	Adjustment reflects the fair value discount on time deposits which was calculated by discounting future contractual payments at a current market interest rate.

(i)	Adjustment reflects the fair value premium on borrowings, which includes the elimination of Cape’s deferred prepayment penalty on Federal Home Loan Bank borrowings of $3.3 million and a fair value premium due to interest rates, which was calculated by discounting future contractual payments at a current market interest rate.

(j)	Adjustment reflects an increase in the obligation for Cape’s defined benefit pension plan based on estimated termination value.

(k)	Adjustment reflects elimination of Cape’s historical stockholder’s equity and the issuance of OceanFirst common stock by OceanFirst as a portion of the merger consideration.

(l)	Interest income on loans was adjusted to reflect the difference between the contractual interest rate earned on loans and estimated premium amortization over the remaining life of the acquired loans based on current market yields for similar loans.

(m)	Interest income on securities was adjusted to reflect the difference between the contractual interest rate earned on securities and estimated discount accretion over the remaining life of the securities based on current market yields for similar securities.

(n)	Interest expense on deposits was adjusted to reflect the accretion of the time deposit fair value discount over the remaining life of the deposits.

(o)	Interest expense on borrowings was adjusted to reflect the amortization of the estimated fair value premium over the remaining life of the borrowings.

(p)	Adjustment reflects the amortization of core deposit intangible over an estimated ten year useful life and calculated on a sum of the years digits basis.

(q)	Adjustment reflects the tax impact of the pro forma purchase accounting adjustments.

(r)	Adjustment reflects the conversion of pro forma weighted average shares (basic and diluted) reported by Cape into equivalent shares of OceanFirst common stock based on the exchange ratio.

(s)	Interest income on securities was adjusted to reflect the difference between the contractual interest rate earned on securities and estimated premium amortization over the remaining life of the securities based on current market yields for similar securities.

(t)	Interest expense on deposits was adjusted to reflect the amortization of the estimated fair value premium over the remaining life of the deposits.

(u)	Adjustment reflects the amortization of core deposit intangible over an estimated ten year useful life and calculated on a sum of the years digits basis.

(v)	Adjustment reflects the conversion of pro forma weighted average shares (basic and diluted) reported by Colonial for the year ended December 31, 2014 into equivalent shares of Cape common stock based on the “exchange ratio” in that transaction, followed thereafter by the conversion of such shares of Cape common stock into equivalent shares of OceanFirst common stock based on the 0.6375 exchange ratio described in the Merger agreement.

UNAUDITED COMPARATIVE PER SHARE DATA

Presented below for OceanFirst and Cape is historical, unaudited pro forma combined and pro forma equivalent per share financial data. The information presented below should be read together with the historical consolidated financial statements of OceanFirst and Cape, including the related notes, filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information.” The unaudited pro forma combined and pro forma equivalent per share information gives effect to the Transactions as if they had been effective on September 30, 2015 in the case of the book value data, and as if the Transactions had been effective as of the beginning of the periods presented, in the case of the earnings per share and the cash dividends data. The unaudited pro forma earnings per share data and dividend data combines the historical results of Cape into OceanFirst’s consolidated statement of income. While certain adjustments to the book value data were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on [●]. In addition, the unaudited pro forma data includes adjustments that are preliminary and may be revised. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the Transactions or consider any potential impacts of current market conditions or the Transactions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

Unaudited Comparative Per Share Data

	OceanFirst Financial Corp. Historical	Cape Bancorp, Inc.	Pro Forma Combined	Per Equivalent Cape Bancorp, Inc. Share(1)
Book value per share:
At September 30, 2015	$13.58	$12.45	$15.57	$9.93
At December 31, 2014	$12.91	$12.28	$14.83	$9.45
Cash dividends declared per share:
Nine months ended September 30, 2015	$0.39	$0.22	$0.39	$0.25
Year ended December 31, 2014	$0.49	$0.24	$0.49	$0.31
Basic earnings per share:
Nine months ended September 30, 2015	$0.91	$0.83	$1.00	$0.64
Year ended December 31, 2014	$1.19	$0.62	$1.00	$0.64
Diluted earnings per share:
Nine months ended September 30, 2015	$0.90	$0.81	$1.00	$0.64
Year ended December 31, 2014	$1.19	$0.61	$0.99	$0.63
Market Value
January 5, 2016(2)	$19.95	$12.39	$19.95	$12.72

(1)	Reflects Cape shares at the exchange ratio of 0.6375.
(2)	The last full trading date before the Transactions were publicly announced.

THE CAPE SPECIAL MEETING

This section contains information for Cape stockholders about the Cape special meeting that Cape has called to allow its stockholders to consider and vote on the Cape merger proposal, the Cape merger-related compensation proposal and the Cape adjournment proposal. Cape is mailing this joint proxy statement/prospectus to you, as a Cape stockholder, on or about [●], 2016. This joint proxy statement/prospectus is accompanied by a notice of the Cape special meeting and a form of proxy card that the Cape board is soliciting for use at the Cape special meeting and at any adjournments or postponements of the Cape special meeting.

Date, Time and Place of the Cape Special Meeting

The Cape special meeting will be held on April 25, 2016 at The Greate Bay Country Club, 901 Mays Landing Road, Somers Point, New Jersey 08244, at 3:00 PM local time. On or about [●], 2016, Cape commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the Cape special meeting.

Matters to Be Considered

At the Cape special meeting, you, as a Cape stockholder, will be asked to consider and vote upon the following matters:

•	the Cape merger proposal;

•	the Cape merger-related compensation proposal; and

•	the Cape adjournment proposal.

Recommendation of the Cape Board

The Cape board has determined that the merger agreement and the transactions contemplated thereby, including the first-step merger, are advisable and in the best interests of Cape and its stockholders, has unanimously approved the merger agreement and unanimously recommends that the Cape stockholders vote “FOR” the Cape merger proposal, “FOR” the Cape merger-related compensation proposal and “FOR” the Cape adjournment proposal. See the section of this joint proxy statement/prospectus entitled “The Transactions — Cape’s Reasons for the Transactions; Recommendation of the Cape Board” beginning on page 57 for a more detailed discussion of the Cape board’s recommendation.

Cape Record Date and Quorum

The Cape board has fixed the close of business on March 8, 2016, as the Cape record date for determining the Cape stockholders entitled to receive notice of, and to vote at, the Cape special meeting.

As of the Cape record date, there were 13,540,875 shares of Cape common stock outstanding and entitled to notice of, and to vote at, the Cape special meeting held by 1,253 holders of record. Subject to the ten percent voting limitation set forth in Cape’s articles of incorporation, each share of Cape common stock entitles the holder to one vote at the Cape special meeting on each proposal to be considered at the Cape special meeting.

The presence at the Cape special meeting, in person or by proxy, of holders representing at least a majority of the issued and outstanding shares of Cape common stock entitled to be voted at the Cape special meeting will constitute a quorum for the transaction of business at the Cape special meeting. Abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Cape special meeting.

Required Vote; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

Cape merger proposal:

•	Standard: Approval of the Cape merger proposal requires the affirmative vote of the holders of a majority of the total number of outstanding shares of Cape common stock entitled to vote at the Cape special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the Cape special meeting, or fail to instruct your bank or broker how to vote with respect to the Cape merger proposal, it will have the same effect as a vote “AGAINST” the Cape merger proposal.

Cape merger-related compensation proposal:

•	Standard: The Cape merger-related compensation proposal will be approved if a majority of the votes cast on such proposal at the Cape special meeting are voted in favor of such proposal.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote in person at the Cape special meeting, or fail to instruct your bank or broker how to vote with respect to the Cape merger-related compensation proposal, it will have no effect on such proposal.

Cape adjournment proposal:

•	Standard: The Cape adjournment proposal will be approved if a majority of the votes cast on such proposal at the Cape special meeting are voted in favor of such proposal.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote in person at the Cape special meeting, or fail to instruct your bank or broker how to vote with respect to the Cape adjournment proposal, it will have no effect on such proposal.

Shares Held by Officers, Directors and Certain Stockholders

As of the Cape record date, there were 13,540,875 shares of Cape common stock outstanding, held by 1,253 holders of record. As of the Cape record date, the directors and executive officers of Cape and their affiliates beneficially owned and were entitled to vote approximately 2,980,565 shares of Cape common stock, representing approximately 22.01% of the shares of Cape common stock outstanding on that date. As of the Cape record date, Patriot owned beneficially and of record 1,626,360 shares of Cape common stock representing approximately 12.01% of the shares of Cape common stock outstanding on that date.

Certain Cape stockholders, including Patriot and each of the directors and certain executive officers of Cape, have entered into separate voting agreements with OceanFirst, solely in their capacity as Cape stockholders, pursuant to which they have agreed to vote in favor of the Cape merger proposal and certain related matters and against alternative transactions. The Cape stockholders that are party to these voting agreements beneficially own and are entitled to vote in the aggregate approximately 22.74% of the outstanding shares of Cape common stock as of the Cape record date. For more information regarding the voting agreements, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Voting Agreements” beginning on page 103. As of the Cape record date, OceanFirst beneficially held [●] shares of Cape common stock.

Voting of Proxies; Incomplete Proxies

Any Cape stockholder may vote by proxy or in person at the Cape special meeting. If you hold your shares of Cape common stock in your name as a stockholder of record, to submit a proxy, you, as a Cape stockholder, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on your proxy card and following the instructions.

•	Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

Cape requests that Cape stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Cape as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Cape common stock represented by it will be voted at the Cape special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Cape common stock represented by the proxy card will be voted as recommended by the Cape board.

If any Cape stockholder’s shares are held in “street name” by a broker, bank, or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every Cape stockholder’s vote is important. Accordingly, each Cape stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Cape stockholder plans to attend the Cape special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”

If you are a Cape stockholder and your shares are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Cape or by voting in person at the Cape special meeting unless you obtain a “legal proxy” from your broker, bank or other nominee. Furthermore, brokers, banks or other nominees who hold shares of Cape common stock on behalf of their customers will not vote your shares of Cape common stock or give a proxy to Cape to vote those shares with respect to the Cape merger proposal without specific instructions from you, as brokers, banks and other nominees do not have discretionary voting power on such proposal.

Revocability of Proxies and Changes to a Cape Stockholder’s Vote

You have the power to change your vote at any time before your shares of Cape common stock are voted at the Cape special meeting by:

•	attending and voting in person at the Cape special meeting;

•	giving notice of revocation of the proxy at the Cape special meeting;

•	voting by telephone or the Internet at a later time; or

•	delivering to the Corporate Secretary of Cape at 225 North Main Street, Cape May Court House, New Jersey 08210 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

Attendance at the Cape special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Cape special meeting. If you have instructed a bank, broker or other nominee to vote your shares of Cape common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

Cape will pay for the solicitation of proxies from the Cape stockholders. In addition to soliciting proxies by mail, Laurel Hill Advisory Group, LLC, Cape’s proxy solicitor, will assist Cape in soliciting proxies from the Cape stockholders. Cape has agreed to pay $6,000, plus expenses, for these services. Cape will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of Cape may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

Attending the Cape Special Meeting

All Cape stockholders, including holders of record and Cape stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Cape special meeting. Cape stockholders of record can vote in person at the Cape special meeting. If you are not a Cape stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the Cape special meeting. If you plan to attend the Cape special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Cape reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Cape special meeting is prohibited without Cape’s express written consent.

Delivery of Proxy Materials to Cape Stockholders Sharing an Address

As permitted by the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), only one copy of this joint proxy statement/prospectus is being delivered to multiple Cape stockholders sharing an address unless Cape has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Cape stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Investor Relations at (800) 858-2265 (ex 4506), or Cape’s proxy solicitor, Laurel Hill Advisory Group, LLC, at (888) 742-1305, Cape will promptly deliver a separate copy of this joint proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you need assistance in completing your proxy card, have questions regarding Cape’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at the following address 225 North Main Street, Cape May Court House, New Jersey 08210 or by telephone at (800) 858-2265 (ex 4506), or Cape’s proxy solicitor, Laurel Hill Advisory Group, LLC, at the following address and phone number: 2 Robbins Lane, Suite 201, Jericho, New York 11753, toll-free: (888) 742-1305.

CAPE PROPOSALS

Proposal No. 1 Cape Merger Proposal

Cape is asking its stockholders to approve the merger agreement and the transactions contemplated thereby, including the first-step merger. Cape stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the Transactions. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Cape board unanimously approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the first-step merger, to be advisable and in the best interests of Cape and the Cape stockholders. See the section of this joint proxy statement/prospectus entitled “The Transactions — Cape’s Reasons for the Transactions; Recommendation of the Cape Board” beginning on page 57 for a more detailed discussion of the Cape board’s recommendation.

The Cape board unanimously recommends a vote “FOR” the Cape merger proposal.

Proposal No. 2 Cape Merger-Related Compensation Proposal

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Rule 14a-21(c) of the Exchange Act, Cape is seeking non-binding, advisory stockholder approval of the compensation of Cape’s named executive officers that is based on or otherwise relates to the first-step merger, as disclosed in “The Transactions — Interests of Cape’s Directors and Executive Officers in the Transactions — Merger-Related Executive Compensation for Cape’s Named Executive Officers” beginning on page 83. The proposal gives Cape stockholders the opportunity to express their views on the merger-related compensation of Cape’s named executive officers. Accordingly, Cape is requesting that stockholders adopt the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Cape’s named executive officers in connection with the first-step merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Transactions — Interests of Cape Directors and Executive Officers in the Transactions — Merger-Related Executive Compensation for Cape’s Named Executive Officers,” is hereby APPROVED.”

Approval of this proposal is not a condition to completion of the integrated mergers, and the vote with respect to this proposal is advisory only and will not be binding on Cape or OceanFirst. If the first-step merger is completed, the merger-related compensation may be paid to Cape’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Cape stockholders fail to approve the advisory vote regarding merger-related compensation.

The Cape board unanimously recommends a vote “FOR,” on an advisory basis, the Cape merger-related compensation proposal.

Proposal No. 3 Cape Adjournment Proposal

The Cape special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Cape special meeting to approve the Cape merger proposal.

If, at the Cape special meeting, the number of shares of Cape common stock present or represented by proxy and voting in favor of the Cape merger proposal is insufficient to approve the Cape merger proposal, Cape intends to move to adjourn the Cape special meeting in order to enable the Cape board to solicit additional proxies for approval of the Cape merger proposal. In that event, Cape will ask its stockholders to vote upon the Cape adjournment proposal, but not the Cape merger proposal or the Cape merger-related compensation proposal.

In this proposal, Cape is asking its stockholders to authorize the holder of any proxy solicited by the Cape board on a discretionary basis to vote in favor of adjourning the Cape special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Cape stockholders who have previously voted.

The Cape board unanimously recommends a vote “FOR” the Cape adjournment proposal.

THE OCEANFIRST SPECIAL MEETING

This section contains information for OceanFirst stockholders about the OceanFirst special meeting that OceanFirst has called to allow its stockholders to consider and vote on the OceanFirst share issuance proposal and the OceanFirst adjournment proposal. OceanFirst is mailing this joint proxy statement/prospectus to you, as an OceanFirst stockholder, on or about [●], 2016. This joint proxy statement/prospectus is accompanied by a notice of the OceanFirst special meeting and a form of proxy card that the OceanFirst board is soliciting for use at the OceanFirst special meeting and at any adjournments or postponements of the OceanFirst special meeting.

Date, Time and Place of the OceanFirst Special Meeting

The OceanFirst special meeting will be held on April 25, 2016 at its headquarters, located at 975 Hooper Avenue, Toms River, New Jersey, at 6:00 PM local time. On or about [●], 2016, OceanFirst commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the OceanFirst special meeting.

Matters to Be Considered

At the OceanFirst special meeting, you, as an OceanFirst stockholder, will be asked to consider and vote upon the following matters:

•	the OceanFirst share issuance proposal; and

•	the OceanFirst adjournment proposal.

Recommendation of the OceanFirst Board

The OceanFirst board has unanimously approved the merger agreement and unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal and “FOR” the OceanFirst adjournment proposal. See the section of this joint proxy statement/prospectus entitled “The Transactions — OceanFirst’s Reasons for the Transactions; Recommendation of the OceanFirst Board” beginning on page 67 for a more detailed discussion of the OceanFirst board’s recommendation.

OceanFirst Record Date and Quorum

The OceanFirst board has fixed the close of business on March 11, 2016 as the OceanFirst record date for determining the OceanFirst stockholders entitled to receive notice of and to vote at the OceanFirst special meeting.

As of the OceanFirst record date, there were [●] shares of OceanFirst common stock outstanding and entitled to notice of, and to vote at, the OceanFirst special meeting held by approximately 1,000 holders of record. Subject to the ten percent voting limitation set forth in OceanFirst’s certificate of incorporation, each share of OceanFirst common stock entitles the holder to one vote at the OceanFirst special meeting on each proposal to be considered at the OceanFirst special meeting.

The presence at the OceanFirst special meeting, in person or by proxy, of holders representing at least a majority of the outstanding shares of OceanFirst common stock entitled to be voted at the OceanFirst special meeting will constitute a quorum for the transaction of business at the OceanFirst special meeting. Once a share is represented for any purpose at the OceanFirst special meeting, it is deemed present for quorum purposes for the remainder of the OceanFirst special meeting or for any adjournment(s) thereof. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Required Vote; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

OceanFirst share issuance proposal:

•	Standard: Approval of the OceanFirst share issuance proposal requires the affirmative vote of a majority of the total votes cast by the holders of OceanFirst’s voting common stock at the OceanFirst special meeting.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the OceanFirst special meeting, or fail to instruct your bank or broker how to vote with respect to the OceanFirst share issuance proposal, it will have no effect on the OceanFirst share issuance proposal.

OceanFirst adjournment proposal:

•	Standard: The OceanFirst adjournment proposal will be approved if a majority of the votes cast by the holders of OceanFirst’s voting common stock at the OceanFirst special meeting are voted in favor of the OceanFirst adjournment proposal.

•	Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or fail to vote in person at the OceanFirst special meeting, or fail to instruct your bank or broker how to vote with respect to the OceanFirst adjournment proposal, it will have no effect on the proposal.

Shares Held by Officers, Directors and Certain Stockholders

As of the OceanFirst record date, there were [●] shares of OceanFirst common stock outstanding, held by [●] holders of record. As of the OceanFirst record date, the directors and executive officers of OceanFirst and their affiliates beneficially owned and were entitled to vote approximately [●] shares of OceanFirst common stock representing approximately [●]% of the shares of OceanFirst common stock outstanding on that date.

Each of the directors of OceanFirst has entered into separate voting agreements with Cape, solely in his or her capacity as an OceanFirst stockholder, pursuant to which each such OceanFirst director has agreed to vote in favor of the OceanFirst share issuance proposal. The OceanFirst directors beneficially own and are entitled to vote in the aggregate approximately [●]% of the outstanding shares of OceanFirst common stock as of the OceanFirst record date. For more information regarding the voting agreements, see the section of this joint proxy statement/prospectus entitled “The Merger Agreement — Voting Agreements” beginning on page 104. As of the OceanFirst record date, Cape beneficially held [●] shares of OceanFirst common stock.

Voting of Proxies; Incomplete Proxies

Any OceanFirst stockholder may vote by proxy or in person at the OceanFirst special meeting. If you hold your shares of OceanFirst common stock in your name as a stockholder of record, to submit a proxy, you, as an OceanFirst stockholder, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on your proxy card and following the instructions.

•	Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

OceanFirst requests that OceanFirst stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to OceanFirst as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of OceanFirst common stock represented by it will be voted at the OceanFirst special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of OceanFirst common stock represented by the proxy card will be voted as recommended by the Cape board.

If an OceanFirst stockholder’s shares are held in “street name” by a broker, bank, or other nominee, the stockholder should check the voting form used by that firm to determine whether it may vote by telephone or the Internet.

Every OceanFirst stockholder’s vote is important. Accordingly, each OceanFirst stockholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the OceanFirst stockholder plans to attend the OceanFirst special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in “Street Name”

Under NASDAQ rules, banks, brokers and other nominees who hold shares of OceanFirst common stock in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine,” without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the OceanFirst special meeting, but with respect to which the broker, bank or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker, bank or nominee does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of OceanFirst common stock in “street name,” your broker, bank or other nominee will vote your shares of OceanFirst common stock only if you provide instructions on how to vote by completing the voter instruction form sent to you by your broker, bank or other nominee.

Revocability of Proxies and Changes to an OceanFirst Stockholder’s Vote

You have the power to change your vote at any time before your shares of OceanFirst common stock are voted at the OceanFirst special meeting by:

•	attending and voting in person at the OceanFirst special meeting;

•	giving notice of revocation of the proxy at the OceanFirst special meeting; or

•	delivering to the Corporate Secretary of OceanFirst at 975 Hooper Avenue, Toms River, New Jersey 08753 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

Attendance at the OceanFirst special meeting will not in and of itself constitute a revocation of a proxy.

If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the OceanFirst special meeting. If you have instructed a bank, broker or other nominee to vote your shares of OceanFirst common stock, you must follow the directions you receive from your bank, broker or other nominee in order to change or revoke your vote.

Solicitation of Proxies

OceanFirst will pay for the solicitation of proxies from the OceanFirst stockholders. In addition to soliciting proxies by mail, Georgeson LLC, OceanFirst’s proxy solicitor, will assist OceanFirst in soliciting proxies from the OceanFirst stockholders. OceanFirst has agreed to pay $8,000, plus expenses, for these services. OceanFirst will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions. Additionally, directors, officers and employees of OceanFirst may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

Attending the OceanFirst Special Meeting

All OceanFirst stockholders, including holders of record and OceanFirst stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the OceanFirst special meeting. OceanFirst stockholders of record can vote in person at the OceanFirst special meeting. If you are not an OceanFirst stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the OceanFirst special meeting. If you plan to attend the OceanFirst special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. OceanFirst reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the OceanFirst special meeting is prohibited without OceanFirst’s express written consent.

Delivery of Proxy Materials to OceanFirst Stockholders Sharing an Address

As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple OceanFirst stockholders sharing an address unless OceanFirst has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” OceanFirst stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Investor Relations at (732) 240-4500 OceanFirst’s proxy solicitor, Georgeson LLC, at (212) 440-9800, OceanFirst will deliver promptly a separate copy of this joint proxy statement/prospectus to a stockholder at a shared address to which a single copy of the document was delivered.

Assistance

If you need assistance in completing your proxy card, have questions regarding OceanFirst’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations at the following address 975 Hooper Avenue, Toms River, New Jersey 08753 or by telephone at (732) 240-4500, or OceanFirst’s proxy solicitor, Georgeson LLC, at the following address or phone number: 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, (212) 440-9800.

OCEANFIRST PROPOSALS

Proposal No. 1 OceanFirst Share Issuance Proposal

OceanFirst is asking its stockholders to approve the OceanFirst share issuance. OceanFirst stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement, the Transactions and the OceanFirst share issuance. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the OceanFirst board unanimously approved the merger agreement. See the section of this joint proxy statement/prospectus entitled “The Transactions — OceanFirst’s Reasons for the Transactions; Recommendation of the OceanFirst Board” beginning on page 67 for a more detailed discussion of the OceanFirst board’s recommendation.

The OceanFirst board unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal.

Proposal No. 2 OceanFirst Adjournment Proposal

The OceanFirst special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies as necessary to obtain additional votes in favor of the OceanFirst share issuance proposal.

If, at the OceanFirst special meeting, the number of shares of OceanFirst common stock present or represented by proxy and voting in favor of the OceanFirst share issuance proposal is insufficient to approve the OceanFirst share issuance proposal, OceanFirst intends to move to adjourn the OceanFirst special meeting in order to enable the OceanFirst board to solicit additional proxies for approval of the Cape share issuance proposal. In that event, OceanFirst will ask its stockholders to vote upon the OceanFirst adjournment proposal, but not the OceanFirst share issuance proposal.

In this proposal, OceanFirst is asking its stockholders to authorize the holder of any proxy solicited by the OceanFirst board on a discretionary basis to vote in favor of adjourning the OceanFirst special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from OceanFirst stockholders who have previously voted.

The OceanFirst board unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst adjournment proposal.

INFORMATION ABOUT OCEANFIRST

OceanFirst is the holding company for OceanFirst Bank. OceanFirst Bank, founded in 1902, is a community bank with $2.6 billion in assets and 27 branches located in Ocean, Monmouth and Middlesex Counties, New Jersey. OceanFirst Bank delivers commercial and residential financing solutions, wealth management, and deposit services throughout the central New Jersey region and is the largest and oldest community-based financial institution headquartered in Ocean County, New Jersey. OceanFirst’s website is www.oceanfirstonline.com.

OceanFirst common stock is traded on the NASDAQ under the symbol “OCFC.”

OceanFirst’s principal executive office is located at 975 Hooper Avenue, Toms River, New Jersey 08753 and its telephone number at that location is (732) 240-4500. Additional information about OceanFirst and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

INFORMATION ABOUT MERGER SUB

Merger Sub is a Maryland corporation and a wholly-owned subsidiary of OceanFirst. Merger Sub was formed by OceanFirst for the sole purpose of consummating the integrated mergers.

INFORMATION ABOUT CAPE

Cape Bancorp, Inc. is the holding company for Cape Bank, a full service institution providing a complete line of high quality banking services to small and mid-sized businesses, professionals and individuals located in its primary market area of Atlantic, Cape May, Cumberland and Gloucester Counties, New Jersey and metropolitan Philadelphia. Cape Bank offers a full menu of deposit and lending options. The goal of Cape Bank is to develop strong customer relationships by providing these services through its 22 branches. Cape Bancorp, Inc. is headquartered in Cape May Court House, New Jersey. Cape’s website is www.capebanknj.com.

Cape common stock is traded on the NASDAQ under the symbol “CBNJ.”

Cape’s principal executive offices are located at 225 North Main Street, Cape May Court House, New Jersey 08210 and its telephone number at that location is (609) 465-5600. Additional information about Cape and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

THE TRANSACTIONS

The following discussion contains certain information about the Transactions. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the Transactions.

Structure of the Transactions

Each of the OceanFirst board and the Cape board has unanimously approved the merger agreement. The merger agreement provides that (i) Merger Sub will merge with and into Cape, with Cape continuing as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst, (ii) immediately following the first-step merger, Cape will merge with and into OceanFirst, with OceanFirst continuing as the surviving corporation in the second-step merger and (iii) immediately following the completion of the integrated mergers, Cape Bank will merge with and into OceanFirst Bank, with OceanFirst Bank being the surviving entity in the bank merger.

At the effective time of the first-step merger, each issued and outstanding share of Cape common stock, except for certain specified shares owned by OceanFirst or Cape, will be converted into the right to receive the per share cash consideration of $2.25, without interest, and 0.6375 shares of OceanFirst common stock, together with cash in lieu of fractional shares. No fractional shares of OceanFirst common stock will be issued in connection with the first-step merger, and Cape stockholders will instead be entitled to receive cash in lieu thereof.

Cape stockholders are being asked to approve the merger agreement and the first-step merger. OceanFirst stockholders are being asked to approve the OceanFirst share issuance. See the section of this joint proxy statement/prospectus entitled “The Merger Agreement” beginning on page 87 for additional and more detailed information regarding the legal documents that govern the Transactions, including information about the conditions to the completion of the integrated mergers and the provisions for terminating or amending the merger agreement.

Background of the Transactions

Since its demutualization and the concurrent purchase of Boardwalk Bank in 2008, Cape has periodically considered strategic alternatives to enhance stockholder value, including potential acquisitions of other financial institutions, strategic partnerships, merger transactions and remaining independent.

During the course of his banking career, Michael D. Devlin, President and Chief Executive Officer of Cape, has maintained a network of regional and local bank presidents with whom he communicates regularly. These informal meetings have covered a variety of topics, including merger and acquisition activity in the region. More specifically, on three occasions over the prior four year period, Cape contacted other financial institutions to gauge their interest in a possible business combination or a merger of equals, but these contacts did not lead to more formal discussions or proposals.

In the course of normal operations, the Cape board has routinely reviewed the financial performance of Cape Bank, the efficacy of its business model, and the limitations on the market value the investment community placed on financial institutions headquartered on the New Jersey shore. In addition, risk assessment, succession planning and opportunities for organic growth were also routinely reviewed by the Cape board. These efforts led to Cape’s restructuring of its product lines and balance sheet beginning in 2012 as well as its geographic expansion, including the acquisition of Colonial, a branch acquisition, a bulk loan purchase and the establishment of loan production offices in metropolitan Philadelphia.

As part of his ongoing networking with bank presidents, Mr. Devlin met periodically with Christopher D. Maher, President and Chief Executive Officer of OceanFirst, to discuss the banking industry, their respective market areas, and merger and acquisition activity in the region. During these meetings, there was no specific discussion of a combination of Cape and OceanFirst.

On August 17, 2015, the Cape board held an executive session before the regular meeting of the Cape board to discuss merger and acquisition activity in its regional market and the implications of such activity for Cape’s strategic plan. The executive session included a discussion concerning Cape’s market value as an ongoing entity, as well as an acquisition target. Two likely acquirors were noted, one of which was OceanFirst, and the Cape board discussed the relative merits of both potential acquirors. Potential combinations with other financial institutions were also discussed, including Cape acquiring companies in southwestern New Jersey and the Philadelphia metropolitan area in an effort to continue its westward expansion. The Cape board also discussed the execution risk associated with its business plan, and the implications of a highly competitive market on its potential growth and market value. The Cape board recommended that an investment banking firm be invited to its meeting to discuss valuations and market conditions.

On September 21, 2015, Raymond James made a presentation to the Cape board regarding current market conditions for financial institutions. Raymond James discussed the intensifying competitive pressures faced by smaller financial institutions and the increased level of merger activity due to competitive pressures, increased compliance costs for financial institutions and a desire to improve earnings per share for Cape stockholders. Raymond James also discussed the high level of loans to deposits at some banks, which could prompt interest in financial institutions with strong deposit franchises. Further, Raymond James analyzed the positive effects of greater pro forma asset size on market value, which has increased consolidation efforts in the banking industry. The presentation included comments on the disparity in pricing and acquisition interest in southern New Jersey banks compared to those in northern New Jersey markets.

In assessing Cape, Raymond James noted Cape’s strong core deposit market share and low-cost deposit base, diversified balance sheet and successful westward expansion into the Philadelphia metropolitan area. Raymond James also noted demographic and economic trends in Cape’s market area, as well as costs related to Cape continuing as an independent entity. The Cape board discussed Mr. Devlin’s relationships with many regional and local bank presidents and encouraged Mr. Devlin to continue his informal discussions with such individuals.

In early October 2015, Mr. Devlin met with the President and Chief Executive Officer of Company A, a community banking institution (which we refer to as “Company A”), to discuss its interest in expanding into the southern New Jersey market. The President and Chief Executive Officer of Company A indicated that while it would be interested in considering a potential acquisition of Cape at a later time, it was not in a position to consider any near term partnerships in southern New Jersey.

Also in early October, Mr. Devlin contacted the President and Chief Executive Officer of Company B, a community banking institution (which we refer to as “Company B”), to discuss the merits of a potential merger of equals. The President and Chief Executive Officer of Company B indicated that the timing was not right for Company B to engage in such deliberations.

In late October, Mr. Devlin discussed merger and acquisition opportunities in the region with a representative of Raymond James. This discussion included strategies and the processes that could be utilized by Cape in order to increase Cape stockholder value through a possible acquisition of Cape by another party. Raymond James’s representative noted that it was likely that two parties, one of which was OceanFirst, would have the most interest in acquiring Cape, and Mr. Devlin previously had been in contact with both companies during his informal meetings referenced above.

On October 29, 2015, Mr. Devlin met with the President and Chief Executive Officer of Company C, a community banking institution (which we refer to as “Company C”), to discuss community banking and to gauge its interest in establishing a New Jersey presence. While some interest was expressed, it was clear that any discussions about a possible acquisition of Cape by Company C would not be in Company C’s near-term strategic plans.

On November 13, 2015, Mr. Devlin updated the Cape board on his discussions with other institutions and his discussions with Raymond James. He requested that the Cape board authorize an ad hoc committee to interview at least two investment banking firms with particular expertise in the regional mergers and acquisitions market and begin a more formal process.

Prior to the regularly scheduled board meeting on November 16, 2015, Mr. Devlin was contacted by Mr. Maher suggesting that the two meet to discuss a possible combination of Cape and OceanFirst. Although Messrs. Maher and Devlin informally discussed the relative merits of a proposed combination of the two companies, there was no specific discussion of the potential pricing of such a business combination.

At the November 16, 2015 board meeting, Mr. Devlin updated the Cape board on OceanFirst’s potential interest in combining the two companies. The Cape board indicated that OceanFirst’s proposal was worth pursuing, although it did not preclude Cape from considering other strategic alternatives if discussions with OceanFirst did not proceed. Also at such meeting, the Cape board established a strategic alternatives committee for the purpose of retaining an investment banking firm for Cape, and a December 1, 2015 date was set for meetings with Raymond James and a second investment banking firm.

On November 18, 2015, the OceanFirst board held a regularly scheduled meeting during which Mr. Maher discussed various strategic alternatives, including the potential acquisition of Cape or one alternative bank in substantive detail. The OceanFirst board determined that Mr. Maher should pursue the opportunities for a strategic acquisition and provide an update at the OceanFirst board meeting scheduled for December 16, 2015.

On December 1, 2015, the strategic alternatives committee of Cape met with and interviewed Raymond James and a second investment banking firm. Each investment banking firm presented its mergers and acquisitions credentials, its experience in advising banks in the local market and valuation metrics based on the assumption of a transaction with one of two potential acquirors of Cape, one of which was OceanFirst. Raymond James’s model included projected valuations for a combined OceanFirst and Cape with ranges based on analysts’ estimates of OceanFirst’s future earnings, as well as projected Cape valuation on a stand-alone basis. At the conclusion of this meeting, the strategic alternative committee chose to retain Raymond James to act as Cape’s financial advisor in a potential transaction, and Raymond James was instructed to prepare a formal engagement letter for Cape’s review.

On December 2, 2015, Messrs. Devlin and Maher met again to discuss the possible terms of a merger between Cape and OceanFirst. The discussion included a review of certain assumptions to be used in valuing Cape, the appropriate form and amount of consideration, and the anticipated reaction to such a merger by the companies’ respective stockholders and the investment community. At the conclusion of the meeting, Mr. Maher indicated that he would be in a position to provide a price range to Cape on December 16, 2015, pending OceanFirst board review and approval. Mr. Maher further indicated that, following the approval of Cape’s board to move forward with more detailed negotiations for a possible combination, he would approach the OceanFirst board and obtain its authorization to move to forward with merger negotiations. Messrs. Devlin and Maher agreed that it would be valuable for Mr. Maher to meet with the Cape board to give the Cape board an overview of OceanFirst and its strategic goals.

On December 3, 2015, Cape and OceanFirst executed a Non-Disclosure Agreement. On December 4, 2015, OceanFirst provided access to confidential due diligence materials to Cape’s management and representatives, including Cape’s special counsel and investment banking firm. Likewise, on December 4, 2015, Cape provided access to confidential due diligence materials to OceanFirst’s management and representatives, including OceanFirst’s special counsel and investment banking firm. The parties conducted due diligence from December 4, 2015 through January 4, 2016.

On December 5, 2015, Cape formally engaged Raymond James as its financial advisor for a possible acquisition by OceanFirst. On December 10, 2015, OceanFirst engaged Sandler O’Neill as its financial advisor for the possible acquisition of Cape.

On December 11, 2015, Cape’s board met with Mr. Maher. Cape’s executive management team, special counsel and representatives of Raymond James also attended this meeting. Mr. Maher delivered a comprehensive presentation, which included an overview of OceanFirst, its structure, products, management team and long term goals. The Cape board then engaged in a discussion with Mr. Maher regarding specific aspects of his presentation. Mr. Maher indicated that he would consult with the OceanFirst board and seek its approval to present a non-binding proposal to Cape. Concurrently with the Cape board meeting, OceanFirst’s financial advisor, Sandler O’Neill, verbally provided an initial price range to Raymond James of between $14.00 and $14.50 per share of Cape stock, with the proposed merger consideration to be in the form of OceanFirst common stock and cash. After Mr. Maher’s presentation, the Cape board, with input from Raymond James and management, discussed the $14.00 through $14.50 price range. The Cape board thoroughly discussed the benefits of the combination as well as valuation metrics. The Cape board focused on the potential value and benefits to Cape stockholders associated with being part of a larger organization compared to continuing to operate independently. Raymond James also provided several models that suggested value ranges and discussed the assumptions employed by OceanFirst in its proposal. Upon completion of the discussion, the Cape board determined that it was appropriate to pursue the OceanFirst proposal further and authorized management to continue with due diligence and update the Cape board as due diligence progressed.

Also on December 16, 2015, the OceanFirst board met in a regularly scheduled board meeting, which included a detailed review of the opportunity to acquire Cape. As part of the discussion, Sandler O’Neill presented an overview of the current bank mergers and acquisitions environment, a preliminary assessment of the opportunity to acquire Cape, and a pro-forma financial model outlining the financial impact of OceanFirst’s proposed acquisition of Cape. The OceanFirst board provided Mr. Maher with authority to issue a written non-binding indication of interest with terms consistent with those discussed in the meeting.

On December 16, 2015, Cape received a written non-binding indication of interest from OceanFirst, which proposed merger consideration consisting of 85% OceanFirst common stock and 15% cash, with an exchange ratio of 0.6511 and cash of $2.11 for each share of Cape common stock. Based upon OceanFirst’s closing price on December 16, 2015 of $19.83, the per share proposed merger consideration was valued at $15.02 per share of Cape common stock. The indication of interest further provided that OceanFirst would require Cape to agree to exclusive negotiations of a merger transaction for a period of 30 days upon Cape’s acceptance of the indication of interest. The Cape board determined that, based upon its prior discussions of Cape’s market valuation, Mr. Devlin’s discussions with other potential bidders and the limited number of potential bidders, it was appropriate to enter into exclusive negotiations with OceanFirst and continue to pursue a merger transaction.

On December 18, 2015, the Cape board received a memorandum from Cape’s special counsel reviewing the Cape board’s fiduciary duties in a potential merger transaction, which special counsel reviewed with the Cape board on several occasions at various board meetings throughout the merger process.

Also on December 18, 2015, Cape’s special counsel received the initial draft of a merger agreement from OceanFirst’s special counsel.

On December 21, 2015, the Cape board met with management, Raymond James and Cape’s special counsel to discuss the initial terms of the merger agreement. Special counsel to Cape again reiterated the fiduciary duties of the Cape board with respect to a potential merger transaction that included a significant portion of the proposed merger consideration in the form of the acquiror’s common stock. Following this meeting, Mr. Devlin countersigned the indication of interest letter, and Cape’s special counsel revised the draft merger agreement with input from Cape senior management and board and subsequently began discussions with OceanFirst’s special counsel concerning the terms of the merger agreement.

On December 22, 2015, Cape’s management, special counsel and Raymond James interviewed OceanFirst’s management as part of its due diligence effort, and thereafter continued its due diligence to determine if there were any issues concerning OceanFirst that may affect the suitability of OceanFirst as a merger partner or the pricing of the transaction. OceanFirst conducted similar interviews with selected Cape management with the participation and support of Sandler O’Neill.

On December 28, 2015, Cape’s management, Raymond James and special counsel presented a revised draft of the merger agreement to the Cape board, which included the changes to the original draft of the merger agreement that Cape management, Raymond James and special counsel had proposed. Following a lengthy discussion of material terms of the merger agreement and Cape’s obligations pursuant to the merger agreement, the Cape board authorized Cape management to provide the revised draft of the merger agreement to OceanFirst.

On December 31, 2015, Messrs. Devlin and Maher discussed OceanFirst’s analysis of Cape’s market value based on OceanFirst’s review of the confidential due diligence materials. Mr. Maher indicated that OceanFirst’s preference was to revise the consideration offered by OceanFirst in the proposed merger transaction based on OceanFirst’s analysis of certain transaction costs and pro forma earnings adjustments.

Beginning on December 31, 2015 and several times thereafter, Mr. Devlin updated the Cape board on the status of negotiations with OceanFirst, including the possibility of a change to the proposed merger consideration.

Between December 31, 2015 and January 2, 2016, the parties continued to discuss the assumptions supporting the transaction costs, credit marks, OceanFirst’s trading value and pro forma earnings. Following these discussions, on January 2, 2016, OceanFirst revised its proposal to offer Cape stockholders 0.6375 shares of OceanFirst common stock and $2.25 in cash per share. Based on OceanFirst’s closing price on December 31, 2015 of $20.03, the overall proposed merger consideration was valued at $15.02 per share of Cape common stock.

Between December 31, 2015 and January 3, 2016, counsel for both parties continued to negotiate the terms of the merger agreement. On January 4, 2016, the Cape board reviewed a revised draft merger agreement, which reflected the material terms of the transaction, including the mix of cash and stock consideration described above, and also a memorandum prepared by Cape’s special counsel summarizing the material terms of the merger agreement.

On January 5, 2016, the Cape board met to consider the proposed transaction. Representatives of Luse Gorman and Raymond James were present at that meeting. Representatives of Raymond James provided a financial analysis of the proposed transaction and a verbal fairness opinion, which was confirmed by delivery of a written opinion, dated January 5, 2016 and which is attached to this joint proxy statement/prospectus as Annex D, as to the fairness, as of the date of the opinion, from a financial point of view, to the Cape stockholders of the merger consideration. Representatives of Luse Gorman reviewed the Cape board’s fiduciary duties in connection with its consideration of the proposed transaction, as well as the terms of the proposed merger agreement. After extensive discussions, including a consideration of these presentations and the factors described in the section of this joint proxy statement/prospectus entitled “— Cape’s Reasons for the Transactions; Recommendation of the Cape Board,” the Cape board unanimously approved the merger agreement and determined to recommend that the Cape stockholders approve the merger agreement and the first-step merger.

Also on January 5, 2016, the OceanFirst board met to discuss the proposed transaction. Representatives of Sandler O’Neill and Skadden, Arps, Slate, Meagher & Flom LLP (which we refer to as “Skadden”) were present at that meeting. Representatives of Sandler O’Neill rendered its written opinion, a copy of which is attached to this joint proxy statement/prospectus as Annex E, to the OceanFirst board that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration in the first-step merger was fair, from a financial point of view, to OceanFirst. OceanFirst’s management team reviewed in detail the results of its due diligence investigation of Cape. A Representative of Skadden reviewed the terms of the proposed merger agreement with the OceanFirst board. After extensive discussions, including a consideration of these presentations and the factors described in the section of this joint proxy statement/prospectus entitled “— OceanFirst’s Reasons for the Transactions; Recommendation of the OceanFirst Board,” the OceanFirst board unanimously approved the merger agreement and determined to recommend that the OceanFirst stockholders approve the OceanFirst share issuance.

Following the close of business on January 5, 2016, the parties executed the merger agreement and issued a joint press release announcing the Transactions.

Cape’s Reasons for the Transactions; Recommendation of the Cape Board

In reaching its decision to approve the merger agreement, and approve the integrated mergers and the other transactions contemplated by the merger agreement, and to recommend that Cape’s stockholders approve the merger agreement, the Cape board evaluated the Transactions in consultation with Cape’s management, as well as Cape’s financial and legal advisors, and considered a number of factors, including the following material factors:

•	the Cape board’s knowledge of Cape’s business, markets, financial condition, results of operations and prospects, including but not limited to, its business plan and its potential for growth, development, productivity and profitability;

•	the current and prospective environment in which Cape operates, including national and local economic conditions, the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation in the financial services industry;

•	the Cape board’s review, with the assistance of Cape’s management and legal and financial advisors, of strategic alternatives to the Transactions, including the possibility of remaining independent;

•	the Cape board’s belief that Cape needs to continue to grow to be in a position to deliver a competitive return to its stockholders and the difficulty of sustained organic growth;

•	results that could be expected to be obtained by Cape if it continued to operate independently, and the likely benefits to stockholders of such continued independence, while factoring in the risks of executing Cape’s strategic plans as compared to the value of the merger consideration being offered by OceanFirst;

•	the Cape board’s review, based in part on the due diligence performed by Cape in connection with the Transactions, of OceanFirst’s business, financial condition, results of operations and management;

•	the then-current value of the merger consideration offered by OceanFirst, which represented 139% of Cape’s September 30, 2015 tangible book value per share and approximately 22.8x Cape’s last twelve months core net income per share;

•	the expectation that the Transactions will provide holders of Cape common stock the opportunity to receive a reasonable premium over the price they could expect to receive if they sold their shares of Cape common stock;

•	the mixture of the stock consideration and the cash consideration to allow Cape stockholders to continue as OceanFirst stockholders;

•	the fact that the integrated mergers are expected to be treated as an integrated transaction that qualifies as a “reorganization” for U.S. federal income tax purposes and therefore that Cape stockholders will not recognize gain or loss with respect to their receipt of the stock portion of the merger consideration;

•	the board of directors’ assessment that it was unlikely that another acquirer had both the willingness and the financial capability to acquire Cape at a value that was materially higher than that being offered by OceanFirst;

•	the ability of OceanFirst to execute a merger transaction from a financial and regulatory perspective, and its recent history of being able to successfully integrate merged institutions into its existing franchise;

•	the historical stock market performance of Cape and OceanFirst;

•	that the transaction is estimated to be approximately 13% accretive on an earnings per share basis in the first full year after completion;

•	the geographic fit between Cape’s and OceanFirst’s service areas;

•	the Cape board’s expectation that the combined entity will have sufficient capital upon completion of the Transactions;

•	the pro forma combined asset size and the pro forma combined deposits of the combined entity of nearly $4.3 billion and $3.4 billion, respectively, which could increase valuation multiples of the combined entity;

•	the Cape board’s review with its legal and financial advisors of the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and termination fee provisions;

•	the opinion, dated January 5, 2016, of Raymond James to the Cape board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Cape common stock of the merger consideration, as more fully described below under “— Opinion of Cape’s Financial Advisor” on page 59;

•	the similarity between Cape’s and OceanFirst’s management philosophies, approaches and commitments to the communities, customers and stockholders they each serve;

•	the impact of the Transactions on depositors, customers and communities served by Cape, and the expectation that the combined entity will continue to provide quality service to the communities and customers currently served by Cape and will be able to offer a broader range of services (including mortgage lending and wealth management); and

•	the degree of continuity to the Cape stockholders following the Transactions that is expected to result from OceanFirst’s agreement, upon the closing of the integrated mergers, to appoint Michael D. Devlin, or, if Mr. Devlin is unable to serve, an alternative member of Cape’s current board of directors, as a director of OceanFirst and OceanFirst Bank.

All business combinations, including the Transactions, include certain risks and disadvantages. The material potential risks and disadvantages to Cape stockholders identified by the Cape board and management include the following material matters, the order of which does not necessarily reflect their relative significance:

•	the risk that, with the stock consideration to be paid to Cape stockholders being based on a fixed exchange ratio, such consideration could be adversely affected by a decrease in the value of OceanFirst common stock during the pendency of the integrated mergers;

•	the regulatory and other approvals required in connection with the Transactions and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions;

•	the potential for diversion of management and employee attention, and for employee attrition, during the period prior to the completion of the Transactions and the potential effect on Cape’s business and relations with customers, service providers and other stakeholders, whether or not the Transactions are completed;

•	the merger agreement provisions generally requiring Cape to conduct its business in the ordinary course and the other restrictions on the conduct of Cape’s business prior to completion of the Transactions, which may delay or prevent Cape from undertaking business opportunities that may arise pending completion of the Transactions;

•	the risk that the expected benefits and synergies sought in the Transactions, including cost savings and OceanFirst’s ability to successfully market its financial products to Cape’s customers, may not be realized or may not be realized within the expected time period;

•	the challenges of integrating the businesses, operations and employees of Cape and OceanFirst;

•	certain provisions of the merger agreement prohibiting Cape from soliciting, and limiting its ability to respond to, proposals for alternative transactions;

•	the risk that Cape’s obligation to pay OceanFirst a termination fee of $7.2 million in certain circumstances, as described in the section entitled “The Merger Agreement — Termination Fee” on page 102, may deter others from proposing an alternative transaction that may be more advantageous to Cape stockholders;

•	that Cape’s directors and executive officers may have interests in the Transactions that are different from or in addition to those of its stockholders generally, as described in the section entitled “Interests of Cape’s Directors and Executive Officers in the Transactions” on page 81; and

•	the other risks described in the section entitled “Risk Factors” beginning on page 23.

The discussion of the information and factors considered by the Cape board is not exhaustive, but includes the material factors considered by the Cape board. In view of the wide variety of factors considered by the Cape board in connection with its evaluation of the Transactions and the complexity of these matters, the Cape board did not attempt to quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. Furthermore, in considering the factors described above, individual members of the Cape board may have given different weights to different factors. The Cape board evaluated the factors described above and reached the unanimous decision that the Transactions were in the best interests of Cape and its stockholders. The Cape board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the Cape board concluded that the potential positive factors outweighed the potential risks of completing the Transactions. It should be noted that this explanation of the Cape board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28.

The Cape board unanimously recommends that Cape stockholders vote “FOR” the approval of the merger agreement and the first-step merger.

Cape Stockholder Demand Letter Regarding the Transactions

Cape received a letter, dated January 29, 2016, from a purported Cape stockholder demanding that the Cape board investigate the purported stockholder’s allegation that the merger consideration undervalues Cape and is therefore a violation of the fiduciary duties of the Cape board. The Cape board believes the allegation is without merit, but will conduct a review in accordance with Maryland law to investigate the allegation.

Opinion of Cape’s Financial Advisor

Cape retained Raymond James as financial advisor on December 5, 2015. Pursuant to that engagement, the Cape board requested that Raymond James evaluate the fairness, from a financial point of view, to the Cape stockholders of the merger consideration to be received by such Cape stockholders pursuant to the terms and conditions of the merger agreement.

At the January 5, 2016 meeting of the Cape board, a representative of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Cape board dated January 5, 2016, as to the fairness, as of such date, from a financial point of view, to the Cape stockholders of the merger consideration to be received by such Cape stockholders in the first-step merger pursuant to the terms and conditions of the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James is attached as Annex D to this joint proxy statement/prospectus. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such written opinion. Cape stockholders are urged to read this opinion in its entirety.

Raymond James provided its opinion for the information of the Cape board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the first-step merger and its opinion only addresses whether the merger consideration to be received by the Cape stockholders in the first-step merger pursuant to the merger agreement was fair, from a financial point of view, to such Cape stockholders. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Cape board or to any Cape stockholder as to how the Cape board, such Cape stockholder or any other person should vote or otherwise act with respect to the first-step merger or any other matter. Raymond James does not express any opinion as to the likely trading range of OceanFirst common stock following the Transactions, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of OceanFirst at that time.

In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated January 4, 2016 (which we refer to in this section as the “draft agreement”);

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of Cape made available to Raymond James by Cape, including, but not limited to, financial projections prepared by the management of Cape relating to Cape for the periods ending December 31, 2015 — 2020, as approved for Raymond James’s use by Cape (which we refer to in this section as the “Cape projections”);

•	reviewed Cape’s and OceanFirst’s recent public filings and certain other publicly available information regarding Cape and OceanFirst;

•	reviewed financial, operating and other information regarding Cape and the industry in which it operates;

•	reviewed the financial and operating performance of Cape and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant;

•	reviewed the current and historical market prices and trading volume for Cape common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with members of the senior management of Cape certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Cape’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Cape, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Cape or OceanFirst. With respect to the Cape projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Cape’s consent, assumed that the Cape projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Cape and Raymond James relied upon Cape to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Cape projections or the assumptions on which they were based. Based upon the terms and conditions of the merger agreement, Raymond James assumed that the integrated mergers will qualify as a tax-free reorganization under the provisions of Section 368(a) of the Code. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft agreement reviewed by Raymond James in all respects material to its analysis, and that the integrated mergers would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions to the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the integrated mergers would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the integrated mergers would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the integrated mergers or Cape that would be material to its analysis or opinion.

Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. The Raymond James opinion is limited to the fairness, from a financial point of view, of the merger consideration to be received by the Cape stockholders. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Cape board to approve or consummate the first-step merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Cape, on the fact that Cape was assisted by legal, accounting and tax advisors, and, with the consent of Cape relied upon and assumed the accuracy and completeness of the assessments by Cape and its advisors, as to all legal, accounting and tax matters with respect to Cape and the first-step merger.

In formulating its opinion, Raymond James considered only the merger consideration to be received by the Cape stockholders, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cape, or such class of persons, in connection with the Transactions whether relative to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the first-step merger to the holders of any class of securities, creditors or other constituencies of Cape, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the first-step merger to any one class or group of Cape’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Cape’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the first-step merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of Cape or OceanFirst or the ability of Cape or OceanFirst to pay their respective obligations when they come due.

Material Financial Analyses. The following summarizes the material financial analyses reviewed by Raymond James with the Cape board at its meeting on January 5, 2016, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Cape, OceanFirst or the transactions contemplated by the merger agreement.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of 19 publicly-traded banks and thrifts in the Mid-Atlantic (Delaware, Maryland, New Jersey, New York and Pennsylvania) and Northeast (Connecticut, Massachusetts, Maine, New Hampshire, Rhode Island and Vermont) with assets between $1.0 billion and $2.5 billion, LTM (as defined below), Core ROAA (as defined below) between 0.40% and 1.05% and nonperforming assets less than 4.0% that it deemed relevant, including:

• Enterprise Bancorp, Inc.	• First United Corporation
• Suffolk Bancorp	• Bankwell Financial Group, Inc.
• Merchants Bancshares, Inc.	• Penns Woods Bancorp, Inc.
• Chemung Financial Corporation	• Clifton Bancorp Inc.
• ESSA Bancorp, Inc.	• ACNB Corporation
• Bar Harbor Bankshares	• Shore Bancshares, Inc.
• BCB Bancorp, Inc.	• AmeriServ Financial, Inc.
• First Bancorp, Inc.	• Ocean Shore Holding Co.
• Lake Sunapee Bank Group	• Unity Bancorp, Inc.
• Codorus Valley Bancorp, Inc.

Raymond James calculated various financial multiples for each company, including (i) price per share compared to tangible book value, referred to as “TBV,” per share as of September 30, 2015, (ii) price per share compared to core earnings per share (core earnings defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as calculated by and sourced from SNL Financial LC) for the most recent actual twelve months’ results ended September 30, 2015, referred to as “LTM,” and (iii) price per share compared to Wall Street research analysts’ estimates for calendar year 2016 earnings per share. The estimates published by Wall Street research analysts were not prepared in connection with the integrated mergers or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Cape implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Price / TBV per share	Price / LTM Core EPS	Price / CY ‘16 Est. EPS
Mean	122%	15.2x	13.7x
Median	118%	14.4x	13.1x
25th Percentile	103%	12.9x	12.3x
75th Percentile	137%	16.4x	15.2x
Merger Consideration	139%	22.8x	19.7x

Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples for each of the metrics to Cape’s actual and projected financial results and determined the implied equity price per share of Cape common stock and then compared those implied equity values per share to the merger consideration of $14.79 per share. The results of this are summarized below:

	Price / TBV per share	Price / LTM Core EPS	Price / CY ‘16 Est. EPS
Mean	$12.91	$9.89	$10.31
Median	12.54	9.36	9.85
25th Percentile	10.91	8.40	9.23
75th Percentile	14.56	10.67	11.40
Merger Consideration	$14.79	$14.79	$14.79

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected transactions announced since December 31, 2013 involving targets headquartered in the Mid-Atlantic and Northeast regions with assets between $300 million and $2.5 billion, LTM ROAA between 0.00% and 1.05% and non-performing assets / assets between 0.25% and 4.00%. The regional transactions that Raymond James analyzed consisted of targets headquartered in the following Mid-Atlantic states: Delaware, Maryland, New Jersey, New York and Pennsylvania, as well as the following Northeast states: Connecticut, Massachusetts, Maine, New Hampshire, Rhode Island and Vermont. Raymond James also analyzed publicly available information relating to selected transactions announced since December 31, 2014 involving nationwide targets with assets between $500 million and $2.5 billion, LTM ROAA between 0.00% and 1.05% and non-performing assets / assets between 0.25% and 4.00%. Raymond James prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:

Regional:

Acquiror	Target
Univest Corporation of Pennsylvania	Fox Chase Bancorp, Inc.
WSFS Financial Corporation	Penn Liberty Financial Corp.
Beneficial Bancorp, Inc.	Conestoga Bank
Northfield Bancorp, Inc.	Hopewell Valley Community Bank
Lakeland Bancorp, Inc.	Pascack Bancorp, Inc.
Liberty Bank	Naugatuck Valley Financial Corporation
Camden National Corporation	SBM Financial, Inc.
WSFS Financial Corporation	Alliance Bancorp, Inc. of Pennsylvania
Bridge Bancorp, Inc.	Community National Bank
ESB Bancorp MHC	Citizens National Bancorp, Inc.
Berkshire Hills Bancorp, Inc.	Hampden Bancorp, Inc.
WesBanco, Inc.	ESB Financial Corporation
Independent Bank Corp.	Peoples Federal Bancshares, Inc.
Bank of the Ozarks, Inc.	Intervest Bancshares Corporation
National Penn Bancshares, Inc.	TF Financial Corporation
Bryn Mawr Bank Corporation	Continental Bank Holdings, Inc.
CB Financial Services, Inc.	FedFirst Financial Corporation
Eastern Bank Corporation	Centrix Bank & Trust
Center Bancorp, Inc.	ConnectOne Bancorp, Inc.

National:

Acquiror	Target
Univest Corporation of Pennsylvania	Fox Chase Bancorp, Inc.
First Busey Corporation	Pulaski Financial Corp.
Great Western Bancorp, Inc.	HF Financial Corp.

Acquiror	Target
MainSource Financial Group, Inc.	Cheviot Financial Corp.
WSFS Financial Corporation	Penn Liberty Financial Corp.
BNC Bancorp	High Point Bank Corporation
First Midwest Bancorp, Inc.	NI Bancshares Corporation
Bank of the Ozarks, Inc.	C1 Financial, Inc.
Heartland Financial USA, Inc.	CIC Bancshares, Inc.
Beneficial Bancorp, Inc.	Conestoga Bank
Pacific Premier Bancorp, Inc.	Security California Bancorp
Park Sterling Corporation	First Capital Bancorp, Inc.
Nicolet Bankshares, Inc.	Baylake Corp.
Prosperity Bancshares, Inc.	Tradition Bancshares, Inc.
Home BancShares, Inc.	Florida Bus. BancGroup, Inc.
Liberty Bank	Naugatuck Valley Financial Corporation
Valley National Bancorp	CNLBancshares, Inc.
Green Bancorp, Inc.	Patriot Bancshares, Inc.
Pinnacle Financial Partners, Inc.	Magna Bank
United Community Banks, Inc.	Palmetto Bancshares, Inc.
Pinnacle Financial Partners, Inc.	CapitalMark Bank & Trust
Camden National Corporation	SBM Financial, Inc.
Atlantic Capital Bancshares, Inc.	First Security Group, Inc.
Chemical Financial Corporation	Lake Michigan Financial Corporation

Raymond James examined valuation multiples of transaction value compared to the target companies’ most recent quarter tangible book value (which we refer to as “MRQ”), LTM core earnings and MRQ core deposits, where such information was publicly available. LTM core earnings is defined as net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as calculated by and sourced from SNL Financial LC. Raymond James reviewed the mean, median, 25th percentile and 75th percentile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Cape implied by the merger consideration. Furthermore, Raymond James applied the mean, median, 25th percentile and 75th percentile relative valuation multiples to Cape’s MRQ tangible book value, LTM core earnings and MRQ core deposits to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $14.79 per share, adjusted for the dilutive effect of Cape’s stock options. The results of the selected transactions analysis are summarized below:

Regional:

	Transaction Value / MRQ TBV	Implied Equity Price Per Share
Mean	156%	$16.17
Median	154%	15.94
25th Percentile	129%	13.41
75th Percentile	185%	19.06
Merger Consideration	142%	$14.79

	Transaction Value / LTM Core Earnings	Implied Equity Price Per Share
Mean	23.6x	$14.12
Median	21.8x	13.10
25th Percentile	19.7x	11.89
75th Percentile	26.2x	15.64
Merger Consideration	24.7x	$14.79

	Premium to Core Deposits	Implied Equity Price Per Share
Mean	8.6%	$17.38
Median	8.7%	17.45
25th Percentile	5.2%	14.71
75th Percentile	10.5%	18.93
Merger Consideration	5.3%	$14.79

National:

	Transaction Value / MRQ TBV	Implied Equity Price Per Share
Mean	168%	$17.34
Median	162%	16.76
25th Percentile	147%	15.27
75th Percentile	181%	18.66
Merger Consideration	142%	$14.79

	Transaction Value / LTM Core Earnings	Implied Equity Price Per Share
Mean	24.2x	$14.50
Median	24.8x	14.81
25th Percentile	19.2x	11.57
75th Percentile	29.5x	17.58
Merger Consideration	24.7x	$14.79

	Premium to Core Deposits	Implied Equity Price Per Share
Mean	9.8%	$18.32
Median	8.9%	17.64
25th Percentile	7.1%	16.21
75th Percentile	10.7%	19.04
Merger Consideration	5.3%	$14.79

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Cape’s projected free cash flows for the quarter ending March 31, 2016 through the year ending December 31, 2020 on a standalone basis. Raymond James used tangible common equity in excess of a target ratio of 8.0% at the end of each projection period for free cash flow.

The discounted cash flow analysis was based on the Cape projections. Consistent with the periods included in the Cape projections, Raymond James used calendar year 2020 as the final year for the analysis and applied multiples, ranging from 13.0x to 16.0x, to calendar year 2020 net income in order to derive a range of terminal values for Cape in 2020.

The projected unleveraged free cash flows and terminal values were discounted using rates ranging from 12.0% to 15.0%. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per Cape share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Cape implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

Equity Value/ Per Share
Minimum	$11.33
Maximum	$14.45
Merger Consideration	$14.79

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Cape.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Cape. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the Cape board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the Cape stockholders of the merger consideration to be received by such Cape stockholders in connection with the first-step merger pursuant to the terms and conditions of the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Cape board in making its determination to approve the first-step merger. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the Cape board’s or Cape management’s views with respect to Cape, OceanFirst or the first-step merger. Raymond James provided advice to Cape with respect to the transactions contemplated by the merger agreement. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific merger consideration constituted the only appropriate consideration for the first-step merger. Cape placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on January 4, 2016, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Cape since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

During the two years preceding the date of Raymond James’s written opinion, Raymond James has been engaged by or otherwise performed services for Cape for which it was paid a fee (separately from any amounts that were paid to Raymond James under the engagement letter described in this proxy statement pursuant to which Raymond James was retained as a financial advisor to Cape to assist in reviewing strategic alternatives).

Cape has agreed to pay Raymond James a fee for advisory services in connection with the Transactions in an amount equal to 1.0% of the merger consideration at the closing of the Transactions. Cape has paid Raymond James a retainer fee of $100,000 in connection with its engagement as Cape’s financial advisor, which will be credited fully towards any transaction fee due at closing. For services rendered in connection with the delivery of its opinion, Cape paid Raymond James a fee of $250,000 upon delivery of its opinion, $50,000 of which will be credited towards any transaction fee due at closing. Cape has also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of Cape and OceanFirst for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Cape and/or OceanFirst or other participants in the Transactions in the future, for which Raymond James may receive compensation.

OceanFirst’s Reasons for the Transactions; Recommendation of the OceanFirst Board

After careful consideration, the OceanFirst board, at a meeting held on January 5, 2016, unanimously approved the merger agreement. Accordingly, the OceanFirst board unanimously recommends that OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal.

In reaching its decision to approve the merger agreement, the integrated mergers and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the OceanFirst share issuance, the OceanFirst board evaluated the merger agreement and the Transactions in consultation with OceanFirst management, as well as OceanFirst’s legal counsel and financial advisor, and considered a number of factors in favor of the Transactions, including the following material factors, which are not presented in order of priority:

•	the effectiveness of the Transactions as a method of extending OceanFirst’s New Jersey branch network into complementary New Jersey markets, and that the Transactions are expected to create the preeminent New Jersey based community banking franchise operating throughout Central and Southern New Jersey;

•	the fact that the Transactions are expected to diversify OceanFirst’s geographic loan concentration and provide a gateway into the demographically attractive Philadelphia metropolitan area;

•	each of OceanFirst’s and Cape’s businesses, operations, financial condition, asset quality, earnings and prospects, including the view of the OceanFirst board that Cape’s business and operations complement OceanFirst’s existing operations and lines of business;

•	the fact that the Transactions will enhance OceanFirst’s operating scale and core deposit funding base;

•	the current and prospective environment in which OceanFirst and Cape operate, including national, regional and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on OceanFirst both with and without the Transactions;

•	its review and discussions with OceanFirst’s management and its legal counsel and financial advisor concerning the due diligence investigation of Cape and the potential financial impact of the Transactions on the combined company;

•	management’s expectation that OceanFirst will retain its strong capital position upon completion of the Transactions;

•	the financial presentation, dated January 5, 2016, of Sandler O’Neill to the OceanFirst board and the opinion, dated January 5, 2016, of Sandler O’Neill to the OceanFirst board as to the fairness, from a financial point of view and as of the date of the opinion, to OceanFirst of the merger consideration, as more fully described below under the section of this joint proxy statement/prospectus entitled “— Opinion of OceanFirst’s Financial Advisor”;

•	the terms of the merger agreement, including the expected tax treatment and deal protection and termination fee provisions, which it reviewed with OceanFirst’s outside legal and financial advisors; and

•	the regulatory and other approvals required in connection with the Transactions and the expectation that such regulatory and other approvals will be received in a timely manner and without the imposition of unacceptable conditions.

The OceanFirst board also considered potential risks associated with the Transactions in connection with its deliberations of the Transactions, including (i) the potential risk of diverting management attention and resources from the operation of OceanFirst’s business and towards the completion of the Transactions; (ii) the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Cape’s business, operations and workforce with those of OceanFirst; and (iii) the other risks identified in the sections of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 23 and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28.

The foregoing discussion of the factors considered by the OceanFirst board is not intended to be exhaustive, but, rather, includes the material factors considered by the OceanFirst board. In reaching its decision to approve the merger agreement, the integrated mergers and the other transactions contemplated by the merger agreement. The OceanFirst board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The OceanFirst board considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the OceanFirst board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this joint proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28.

For the reasons set forth above, the OceanFirst approved the merger agreement. The OceanFirst board unanimously recommends that the OceanFirst stockholders vote “FOR” the OceanFirst share issuance proposal and “FOR” the OceanFirst adjournment proposal.

Opinion of OceanFirst’s Financial Advisor

By letter dated December 10, 2015, OceanFirst retained Sandler O’Neill, to act as financial advisor to the OceanFirst board in connection with OceanFirst’s consideration of a possible business combination involving OceanFirst and Cape. Sandler O’Neill is a nationally recognized investment banking firm whose principal industry specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor in connection with the Transactions and participated in certain of the negotiations leading to the execution of the merger agreement. At the January 5, 2016 meeting at which the OceanFirst board considered and discussed the terms of the merger agreement and the Transactions, Sandler O’Neill delivered to the OceanFirst board its oral opinion, which was subsequently confirmed in writing, that, as of such date, the merger consideration was fair to OceanFirst from a financial point of view. The full text of Sandler O’Neill’s opinion is attached as Annex E to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of OceanFirst common stock are urged to read the entire opinion carefully in connection with their consideration of the Transactions.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the OceanFirst board in connection with its consideration of the Transactions and is directed only to the fairness of the merger consideration to OceanFirst from a financial point of view. It does not address the underlying business decision of OceanFirst to engage in the Transactions or any other aspect of the Transactions and is not a recommendation to any holder of OceanFirst common stock as to how such stockholder should vote at the OceanFirst special meeting with respect to the OceanFirst share issuance or any other matter. Sandler O’Neill’s opinion does not address the underlying business decision of OceanFirst to engage in the Transactions or any other aspect of the Transactions, the relative merits of the

Transactions as compared to any other alternative business strategies that might exist for OceanFirst or the effect of any other transaction in which OceanFirst might engage. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Transactions by any OceanFirst or Cape officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other stockholder.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

•	a draft of the merger agreement, dated January 5, 2016;

•	certain publicly available financial statements and other historical financial information of OceanFirst that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Cape that Sandler O’Neill deemed relevant;

•	publicly available consensus median analyst earnings per share estimates for OceanFirst for the quarter ended December 31, 2015 and years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings and dividend payout ratio for the years thereafter, as provided by and discussed with the senior management of OceanFirst;

•	financial projections for Cape for the years ending December 31, 2015 through December 31, 2019, as provided by and confirmed with the senior management of OceanFirst;

•	the pro forma financial impact of the integrated mergers on OceanFirst based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and an adjustment to Cape’s estimated provision expense, as discussed with and confirmed by the senior management of OceanFirst, as well as a core deposit intangible asset;

•	the publicly reported historical price and trading activity for OceanFirst and Cape common stock, including a comparison of certain stock market information for OceanFirst and Cape common stock and certain stock indices as well as similar publicly available information for certain other similar companies the securities of which are publicly traded;

•	a comparison of certain financial information for OceanFirst and Cape with similar institutions for which publicly available information is available;

•	the financial terms of certain recent business combinations in the commercial banking industry on a national basis, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

Sandler O’Neill also discussed with certain members of senior management of OceanFirst the business, financial condition, results of operations and prospects of OceanFirst and held similar discussions with the senior management of Cape regarding the business, financial condition, results of operations and prospects of Cape.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by OceanFirst and Cape, or that was otherwise reviewed by it, and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Sandler O’Neill relied, at the direction of OceanFirst, without independent verification or investigation, on the assessments of the management of OceanFirst as to its existing and future relationships with key employees and partners, clients, products and services and Sandler O’Neill assumed, with OceanFirst’s consent, that there would be no developments with respect to any such matters that would affect its analyses or opinion. Sandler O’Neill further relied on the assurances of the senior management of each of OceanFirst and Cape that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any material respect. Sandler O’Neill was not asked to and did not undertake an independent verification of any such information and did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of OceanFirst or Cape, or any of their respective subsidiaries, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not render an opinion or evaluation on the collectability of any assets or the future performance of any loans of OceanFirst or Cape. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of OceanFirst, Cape or the combined entity after the Transactions and did not review any individual credit files relating to OceanFirst or Cape. Sandler O’Neill assumed, with OceanFirst’s consent, that the respective allowances for loan losses for both OceanFirst and Cape were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available consensus median analyst earnings per share estimates for OceanFirst for the quarter ended December 31, 2015 and years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings and dividend payout ratio for the years thereafter, as provided by and discussed with the senior management of OceanFirst, as well as financial projections for Cape for the years ending December 31, 2015 through December 31, 2019, as provided by and confirmed with the senior management of OceanFirst. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and an adjustment to Cape’s estimated provision expense, as discussed with and confirmed by the senior management of OceanFirst. With respect to the foregoing information, the senior management of OceanFirst confirmed to Sandler O’Neill that such information reflected (or, in the case of the publicly available median analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of the senior management of OceanFirst of the future financial performance of OceanFirst and Cape, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. Sandler O’Neill also assumed that there was no material change in OceanFirst’s or Cape’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill assumed in all respects material to its analysis that OceanFirst and Cape would remain as going concerns for all periods relevant to its analyses.

Sandler O’Neill also assumed, with OceanFirst’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms of the merger agreement and all related agreements, that all of the representations and warranties contained in the merger agreement were true and correct in all material respects, that each of the parties to the merger agreement would perform in all material respects all of the covenants and other obligations required to be performed by such party under the merger agreement and that the conditions precedent in the merger agreement were not waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the integrated mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on OceanFirst, Cape or the integrated mergers or any related transactions, (iii) the integrated mergers and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, (iv) the Transactions will be consummated without Cape’s rights under Section 8.1(g) of the merger agreement having been triggered, and (v) the integrated mergers would together qualify as a tax-free reorganization for federal income tax purposes. Finally, with OceanFirst’s consent, Sandler O’Neill relied upon the advice that OceanFirst received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the integrated mergers and the other transactions contemplated by the merger agreement.

Sandler O’Neill’s analyses were necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion could materially affect Sander O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. Sandler O’Neill expressed no opinion as to the trading values of OceanFirst common stock or Cape common stock after the date of its opinion or what the value of OceanFirst common stock would be once it is actually received by the holders of Cape common stock. Sandler O’Neill’s opinion was approved by its fairness opinion committee.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The summary below is not a complete description of the analyses underlying Sandler O’Neill’s opinion or the presentation made by Sandler O’Neill to the OceanFirst board, but is a summary of all material analyses performed and presented by Sandler O’Neill. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to OceanFirst or Cape and no transaction is identical to the Transactions. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of OceanFirst and Cape and the companies to which they are being compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of OceanFirst, Cape and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the OceanFirst board at its January 5, 2016 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of OceanFirst common stock or the prices at which OceanFirst common stock or Cape common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the OceanFirst board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the OceanFirst board or management with respect to the fairness of the Transactions. See “—OceanFirst’s Reasons for the Transactions; Recommendation of the OceanFirst Board of Directors” for additional information on the factors the OceanFirst board considered in reaching its decision to approve the merger agreement.

Summary of Proposed Merger Consideration and Implied Transaction Metrics. Sandler O’Neill reviewed the financial terms of the proposed Transactions. As described in the merger agreement, each share of Cape common stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive, without interest, (a) $2.25 in cash and (b) 0.6375 shares of OceanFirst common stock. Using OceanFirst’s January 4, 2016 closing stock price of $19.67, and based upon 13,540,875 shares of Cape common stock outstanding, which included outstanding restricted stock awards, and all options to purchase shares of Cape common stock outstanding rolled into options to purchase shares of OceanFirst common stock at an exchange ratio of 0.7500, based on the vested portion of the options using the Black Scholes model, Sandler O’Neill utilized an implied transaction price per share of $15.00 and calculated an aggregate implied transaction value of approximately $205.6 million. Based upon financial information for Cape as of or for the twelve months ended September 30, 2015, Sandler O’Neill calculated the following implied transaction metrics:

Transaction Price / Book Value Per Share:	120%
Transaction Price / Tangible Book Value Per Share:	141%
Transaction Price / 2015E Core Net Income(1):	19.1	x
Transaction Price / 2016E Net Income(2):	17.3	x
Transaction Price / 2016E Net Income with Estimated Cost Synergies(3):	10.2	x
Tangible Book Premium/Core Deposits(4):	4.7%
Market Premium as of 1/4/16:	21.4%

(1)	Core net income and associated core ROAA and ROAE excludes a $6.7 million bargain purchase gain and $2.0 million of acquisition related expenses from Cape’s recently closed acquisition in April of 2015.
(2)	Estimated Cape EPS provided by and discussed with OceanFirst senior management.
(3)	Estimated 2016E net income includes $12.2 million of pre-tax estimated fully-phased in cost synergies in first full year (2017).
(4)	Core deposits are defined as total deposits as of September 30, 2015 less JUMBO deposits or time deposits over $100 thousand.

Stock Trading History. Sandler O’Neill reviewed the history of the publicly reported trading prices of OceanFirst common stock and Cape common stock for the one-year and three-year periods ended January 4, 2016. Sandler O’Neill then compared the relationship between the movements in the price of OceanFirst common stock and Cape common stock, respectively, to movements in their respective peer groups (as described on pages 73 and 74) as well as certain stock indices.

OceanFirst’s One-Year Stock Performance

	Beginning Value January 4, 2015	Ending Value January 4, 2016
OceanFirst	100%	117.9%
OceanFirst Peer Group	100%	106.4%
NASDAQ Bank Index	100%	104.7%
S&P 500 Index	100%	97.8%

Cape’s One-Year Stock Performance

	Beginning Value January 4, 2015	Ending Value January 4, 2016
Cape	100%	132.3%
Cape Peer Group	100%	102.8%
NASDAQ Bank Index	100%	104.7%
S&P 500 Index	100%	97.8%

OceanFirst’s Three-Year Stock Performance

	Beginning Value January 4, 2013	Ending Value January 4, 2016
OceanFirst	100%	144.5%
OceanFirst Peer Group	100%	129.8%
NASDAQ Bank Index	100%	142.4%
S&P 500 Index	100%	137.2%

Cape’s Three-Year Stock Performance

	Beginning Value January 4, 2013	Ending Value January 4, 2016
Cape	100%	135.8%
Cape Peer Group	100%	132.8%
NASDAQ Bank Index	100%	142.4%
S&P 500 Index	100%	137.2%

Comparable Company Analyses. Sandler O’Neill used publicly available information to compare selected financial information for OceanFirst with a group of financial institutions selected by Sandler O’Neill. The OceanFirst peer group consisted of banks headquartered in the Mid-Atlantic and with total assets between $2.0 billion and $4.0 billion, excluding announced merger targets and entities with pro forma total assets over $4.0 billion (the “OceanFirst peer group”). The OceanFirst peer group consisted of the following companies:

Arrow Financial Corp.	Lakeland Bancorp
Bridge Bancorp Inc.	Northfield Bancorp Inc.
Bryn Mawr Bank Corp.	Oritani Financial Corp.
Canandaigua National Corp.	Peapack-Gladstone Financial
CNB Financial Corp.	Suffolk Bancorp
ConnectOne Bancorp, Inc.	Sun Bancorp Inc.
Financial Institutions Inc.	TriState Capital Holdings Inc.
First of Long Island Corp.

The analysis compared publicly available financial information for OceanFirst with the corresponding data for the OceanFirst peer group as of or for the twelve months ended September 30, 2015 (unless otherwise noted), with pricing data as of January 4, 2016. The table below sets forth the data for OceanFirst and the median and mean data for the OceanFirst peer group.

OceanFirst Comparable Company Analysis

	OceanFirst(1)	OceanFirst Peer Group Median	OceanFirst Peer Group Mean
Total Assets (in millions)	$2,558	$3,130	$2,973
Tangible Common Equity/Tangible Assets	9.10%	8.25%	9.17%
Tier 1 Leverage Ratio	8.91%	9.30%	10.05%
Total Risk-Based Capital Ratio	13.60%	13.84%	15.12%
LTM Return on Average Assets	0.83%	0.93%	0.89%
LTM Return on Average Tangible Common Equity	9.0%	10.4%	10.5%
LTM Net Interest Margin	3.23%	3.35%	3.28%
LTM Efficiency Ratio	63.4%	61.7%	61.0%
Loan Loss Reserves/Gross Loans	0.85%	1.10%	1.04%
Nonperforming Assets(2)/Total Assets	2.13%	0.61%	0.69%
Net Charge-offs/Average Loans	0.04%	0.03%	0.06%
Price/Tangible Book Value	146%	168%	165%
Price/LTM Earnings per share	16.3x	14.9x	19.9x
Price/2015 Earnings per share	15.5x	15.9x	18.3x
Price/2016 Earnings per share	14.0x	13.8x	17.1x
Current Dividend Yield	2.6%	2.7%	2.3%
LTM Dividend Payout Ratio	43.0%	40.0%	37.8%
Market Value (in millions)	$340	$383	$431

(1)	Bank level regulatory data used for Tier 1 Leverage Ratio and Total Risk-Based Capital Ratio.
(2)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Sandler O’Neill used publicly available information to perform a similar analysis for Cape and a group of financial institutions as selected by Sandler O’Neill. The Cape peer group consisted of banks and thrifts headquartered in the Mid-Atlantic, and with total assets between $1.0 billion and $2.5 billion and nonperforming assets/total assets less than 2.5%, excluding announced merger targets (the “Cape peer group”). The Cape peer group consisted of the following companies:

ACNB Corp.	Ocean Shore Holding Co.
Arrow Financial Corp.	Old Line Bancshares Inc.
Citizens & Northern Corp.	Orrstown Financial Services
Clifton Bancorp Inc.	Peoples Financial Services
CNB Financial Corp.	Suffolk Bancorp
Codorus Valley Bancorp Inc.	Unity Bancorp Inc.

The analysis compared publicly available financial information for Cape with the corresponding data for the Cape peer group as of or for the twelve months ended September 30, 2015 (unless otherwise noted), with pricing data as of January 4, 2016. The table below sets forth the data for Cape and the median and mean data for the Cape peer group.

Cape Comparable Company Analysis

	Cape	Cape Peer Group Median	Cape Peer Group Mean
Total Assets (in millions)	$1,563	$1,303	$1,513
Tangible Common Equity/Tangible Assets	9.41%	9.55%	11.19%
Tier 1 Leverage Ratio	9.31%	9.91%	11.70%
Total Risk-Based Capital Ratio	13.40%	15.10%	19.43%
LTM Core Income Return on Average Assets	0.63%	0.95%	1.02%
LTM Core Income Return on Average Equity	5.28%	9.36%	9.65%
LTM Net Interest Margin	3.43%	3.66%	3.52%
LTM Efficiency Ratio	66.4%	63.6%	64.3%
Loan Loss Reserves/Gross Loans	0.89%	1.11%	1.09%
Nonperforming Assets(1)/Total Assets	1.07%	0.89%	0.86%
Net Charge-offs/Average Loans	0.27%	0.09%	0.07%
Price/Tangible Book Value	116%	138%	136%
Price/LTM Earnings per share	14.4x	14.5x	13.5x
Price/2015 Earnings per share	13.0x	15.1x	15.8x
Price/2016 Earnings per share	16.5x	14.3x	14.6x
Current Dividend Yield	3.2%	2.1%	2.6%
LTM Dividend Payout Ratio	32.6%	33.6%	38.7%
Market Value (in millions)	$168	$216	$221

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed a nationwide group of merger and acquisition transactions. The group consisted of transactions announced between June 30, 2014 and January 1, 2016, involving targets with assets between $1.0 billion and $3.0 billion with nonperforming assets/total assets of less than 3% (the “nationwide precedent transactions”). The nationwide precedent transactions group was composed of the following transactions:

Acquiror	Target
TowneBank	Monarch Financial Holdings Inc.
Univest Corp. of Pennsylvania	Fox Chase Bancorp Inc.
First Busey Corp.	Pulaski Financial Corp.
Great Western Bancorp	HF Financial Corp.
Capital Bank Financial Corp.	CommunityOne Bancorp
MB Financial Inc.	American Chartered Bancorp Inc.
United Bankshares Inc.	Bank of Georgetown
Bank of the Ozarks Inc.	C1 Financial Inc.
Yadkin Financial Corporation	NewBridge Bancorp
Valley National Bancorp	CNLBancshares Inc.
Green Bancorp Inc.	Patriot Bancshares Inc.
Atlantic Capital Bancshares Inc.	First Security Group Inc.
Western Alliance Bancorp	Bridge Capital Holdings
Chemical Financial Corp.	Lake Michigan Financial Corp.
UMB Financial Corp.	Marquette Financial Companies
Northwest Bancshares, Inc.	LNB Bancorp Inc.
Renasant Corp.	Heritage Financial Group Inc.
IBERIABANK Corp.	Georgia Commerce Bancshares
MidWestOne Financial Group Inc.	Central Bancshares Inc.

Acquiror	Target
WesBanco Inc.	ESB Financial Corp.
IBERIABANK Corp.	Old Florida Bancshares Inc.
BB&T Corp.	Bank of Kentucky Financial Corporation

Using the latest publicly available financial information prior to the announcement of the relevant transaction, Sandler O’Neill reviewed the following multiples: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, and tangible book premium to core deposits. Sandler O’Neill compared the indicated transaction metrics for the Transactions to the median metrics of the nationwide precedent transaction group.

	OceanFirst / Cape		Nationwide Precedent Transactions Group Median
Transaction price/LTM Core Earnings per Share(1)	19.1	x	22.8	x
Transaction price/Tangible Book Value per Share:	140%		193%
Core Deposit Premium:	4.7%		11.3%

(1)	Reflect core net income. Core net income is net income after tax adjusted for non-recurring items.

Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of OceanFirst common stock assuming OceanFirst performed in accordance with publicly available median analyst earnings per share estimates for OceanFirst for the quarter ending December 31, 2015 and years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings and dividend pay-out ratio for the years thereafter, as provided by and discussed with the senior management of OceanFirst. To approximate the terminal value of a share of OceanFirst common stock at December 31, 2019, Sandler O’Neill applied price to 2019 earnings multiples ranging from 13.0x to 20.5x and multiples of December 31, 2019 tangible book value ranging from 135% to 210%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of OceanFirst common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of OceanFirst common stock of $15.08 to $28.28 when applying multiples of earnings and $15.32 to $28.38 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	14.5x	16.0x	17.5x	19.0x	20.5x
9.0%	$18.73	$20.64	$22.55	$24.46	$26.37	$28.28
10.0%	18.05	19.88	21.72	23.56	25.40	27.24
11.0%	17.40	19.16	20.93	22.70	24.47	26.24
12.0%	16.77	18.48	20.18	21.88	23.58	25.29
13.0%	16.18	17.82	19.46	21.10	22.74	24.38
14.0%	15.62	17.20	18.77	20.35	21.93	23.51
15.0%	15.08	16.60	18.12	19.64	21.16	22.68

Tangible Book Value Multiples

Discount Rate	135%	150%	165%	180%	195%	210%
9.0%	$19.03	$20.90	$22.77	$24.64	$26.51	$28.38
10.0%	18.34	20.14	21.93	23.73	25.53	27.33
11.0%	17.68	19.41	21.14	22.87	24.60	26.33
12.0%	17.05	18.71	20.38	22.04	23.71	25.38
13.0%	16.44	18.05	19.65	21.26	22.86	24.47
14.0%	15.87	17.41	18.96	20.50	22.05	23.60
15.0%	15.32	16.81	18.30	19.79	21.28	22.77

Sandler O’Neill also considered and discussed with the OceanFirst board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming OceanFirst’s net income varied from 25% above estimates to 25% below estimates. This analysis resulted in the following range of per share values for OceanFirst common stock, applying the price to 2019 earnings multiples range of 13.0x to 20.5x referred to above and a discount rate of 13.94%.

Earnings Per Share Multiples

Annual Budget Variance	13.0x	14.5x	16.0x	17.5x	19.0x	20.5x
(25.0%)	$12.22	$13.41	$14.59	$15.78	$16.97	$18.16
(20.0%)	12.91	14.17	15.44	16.70	17.97	19.24
(15.0%)	13.59	14.94	16.28	17.63	18.97	20.32
(10.0%)	14.28	15.70	17.13	18.55	19.98	21.40
(5.0%)	14.96	16.47	17.97	19.47	20.98	22.48
0.0%	15.65	17.23	18.82	20.40	21.98	23.56
5.0%	16.34	18.00	19.66	21.32	22.98	24.64
10.0%	17.02	18.76	20.50	22.24	23.99	25.73
15.0%	17.71	19.53	21.35	23.17	24.99	26.81
20.0%	18.39	20.29	22.19	24.09	25.99	27.89
25.0%	19.08	21.06	23.04	25.01	26.99	28.97

Sandler O’Neill also performed an analysis that estimated the net present value per share of Cape common stock assuming that Cape performed in accordance earning projections provided by and confirmed with OceanFirst senior management. To approximate the terminal value of Cape common stock at December 31, 2019, Sandler O’Neill applied price to 2019 earnings multiples ranging from 11.0x to 19.0x and multiples of December 31, 2019 tangible book value ranging from 100% to 190%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Cape common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Cape common stock of $7.35 to $14.42 when applying earnings multiples and $8.78 to $19.06 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.6x	14.2x	15.8x	17.4x	19.0x
9.0%	$9.07	$10.14	$11.21	$12.28	$13.35	$14.42
10.0%	8.75	9.78	10.81	11.84	12.86	13.89
11.0%	8.44	9.43	10.42	11.41	12.40	13.39
12.0%	8.15	9.10	10.06	11.01	11.96	12.92
13.0%	7.87	8.79	9.71	10.63	11.54	12.46
14.0%	7.61	8.49	9.37	10.26	11.14	12.03
15.0%	7.35	8.20	9.05	9.91	10.76	11.61

Tangible Book Value Multiples

Discount Rate	100%	118%	136%	154%	172%	190%
9.0%	$10.86	$12.50	$14.14	$15.78	$17.42	$19.06
10.0%	10.47	12.05	13.63	15.20	16.78	18.36
11.0%	10.10	11.62	13.14	14.66	16.17	17.69
12.0%	9.75	11.21	12.67	14.13	15.59	17.06
13.0%	9.41	10.82	12.23	13.63	15.04	16.45
14.0%	9.09	10.44	11.80	13.15	14.51	15.87
15.0%	8.78	10.09	11.39	12.70	14.00	15.31

Sandler O’Neill also considered and discussed with the OceanFirst board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Cape’s net income varied from 25% above projections to 25% below projections. This analysis resulted in the following range of per share values for Cape common stock, applying the price to 2019 earnings multiples range of 11.0x to 19.0x referred to above and a discount rate of 13.94%.

Earnings Per Share Multiples

Annual Estimate Variance	11.0x	12.6x	14.2x	15.8x	17.4x	19.0x
(25.0%)	$6.10	$6.76	$7.43	$8.09	$8.76	$9.42
(20.0%)	6.40	7.11	7.82	8.53	9.24	9.95
(15.0%)	6.71	7.46	8.21	8.97	9.72	10.47
(10.0%)	7.01	7.81	8.61	9.40	10.20	11.00
(5.0%)	7.32	8.16	9.00	9.84	10.68	11.53
0.0%	7.62	8.51	9.39	10.28	11.17	12.05
5.0%	7.93	8.86	9.79	10.72	11.65	12.58
10.0%	8.23	9.21	10.18	11.16	12.13	13.11
15.0%	8.54	9.55	10.57	11.59	12.61	13.63
20.0%	8.84	9.90	10.97	12.03	13.09	14.16
25.0%	9.14	10.25	11.36	12.47	13.58	14.68

Sandler O’Neill also performed an analysis that estimated the net present value per share of Cape common stock assuming that Cape performed in accordance earning projections provided by and confirmed with OceanFirst senior management, inclusive of estimated cost synergies associated with the Transactions of $2.7 million for the year ending December 31, 2016, $12.2 million for the year ending December 31, 2017, $12.6 million for the year ending December 31, 2018, and $13.0 million for the year ending December 31, 2019, as discussed and confirmed with OceanFirst senior management. To approximate the terminal value of Cape common stock at December 31, 2019, Sandler O’Neill applied price to 2019 earnings multiples ranging from 11.0x to 19.0x and multiples of December 31, 2019 tangible book value ranging from 100% to 190%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Cape common stock. As illustrated in the following tables, the analysis indicates an imputed range of values per share of Cape common stock of $11.22 to $22.81 when applying earnings multiples and $9.90 to $21.74 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	11.0x	12.6x	14.2x	15.8x	17.4x	19.0x
9.0%	$13.93	$15.70	$17.48	$19.26	$21.03	$22.81
10.0%	13.42	15.13	16.84	18.55	20.26	21.97
11.0%	12.94	14.59	16.23	17.87	19.52	21.16
12.0%	12.48	14.06	15.65	17.23	18.81	20.40
13.0%	12.04	13.57	15.09	16.61	18.14	19.66
14.0%	11.62	13.09	14.56	16.03	17.50	18.96
15.0%	11.22	12.64	14.05	15.47	16.88	18.30

Tangible Book Value Multiples

Discount Rate	100%	118%	136%	154%	172%	190%
9.0%	$12.27	$14.16	$16.05	$17.95	$19.84	$21.74
10.0%	11.83	13.65	15.47	17.29	19.11	20.93
11.0%	11.40	13.16	14.91	16.66	18.42	20.17
12.0%	11.00	12.69	14.38	16.06	17.75	19.44
13.0%	10.62	12.24	13.87	15.49	17.12	18.74
14.0%	10.25	11.82	13.38	14.95	16.51	18.08
15.0%	9.90	11.41	12.92	14.42	15.93	17.44

Sandler O’Neill also considered and discussed with the OceanFirst board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Cape’s net income varied from 25% above estimates to 25% below estimates. This analysis resulted in the following range of per share values for Cape common stock, applying the price to 2019 earnings multiples range of 11.0x to 19.0x referred to above and a discount rate of 13.94%.

Earnings Per Share Multiples

Annual Estimate Variance	11.0x	12.6x	14.2x	15.8x	17.4x	19.0x
(25.0%)	$10.12	$11.37	$12.62	$13.87	$15.12	$16.37
(20.0%)	10.43	11.72	13.02	14.31	15.61	16.90
(15.0%)	10.73	12.07	13.41	14.75	16.09	17.43
(10.0%)	11.04	12.42	13.80	15.19	16.57	17.95
(5.0%)	11.34	12.77	14.20	15.62	17.05	18.48
0.0%	11.65	13.12	14.59	16.06	17.53	19.00
5.0%	11.95	13.47	14.98	16.50	18.02	19.53
10.0%	12.26	13.82	15.38	16.94	18.50	20.06
15.0%	12.56	14.16	15.77	17.37	18.98	20.58
20.0%	12.86	14.51	16.16	17.81	19.46	21.11
25.0%	13.17	14.86	16.56	18.25	19.94	21.64

In connection with its analyses, Sandler O’Neill considered and discussed with the OceanFirst board how the present value analyses would be affected by changes in the underlying assumptions. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the Transactions based on the following assumptions: (i) the Transactions close in the second calendar quarter of 2016; (ii) as described in the merger agreement, each share of Cape common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive, without interest, (a) $2.25 in cash and (b) 0.6375 shares of OceanFirst common stock; (iii) all outstanding Cape options are converted into OceanFirst options at an exchange ratio of 0.7500, based on the vested portion of the options using the Black Scholes model; and (iv) OceanFirst’s closing stock price of $19.67 on January 4, 2016. Sandler O’Neill also incorporated the following assumptions, each of which were discussed with and confirmed by OceanFirst’s senior management: (a) financial projections for Cape for the years ending December 31, 2015 through December 31, 2019; (b) estimated earnings per share projections for OceanFirst, based on publicly available analyst consensus median earnings per share estimates for the years ending December 31, 2016 and December 31, 2017 with an estimated long-term earnings growth rate for the years thereafter; (c) purchase accounting adjustments, including a gross credit mark on loans, a positive interest rate mark on held-to-maturity investment securities, a negative interest rate mark on available-for-sale investment securities and outstanding interest rate swaps, a gross loan positive interest rate mark, an owned real estate write-down, a negative interest rate mark on time deposits, a positive interest rate mark and write-off of pre-payment penalties associated with FHLB, and a pension obligation (liability) fair value adjustment; (d) the reversal of Cape’s existing allowance for loan and lease losses; (e) an estimated provision expense on Cape’s new loan growth; (f) estimated cost savings; and (g) pre-tax one-time transaction costs and expenses. In addition, Sandler O’Neill assumed a core deposit premium on Cape’s core deposits with sum of the years depreciation over 10 years and a pre-tax opportunity cost of cash of 1.25%. The analysis indicated that the Transactions would be accretive to OceanFirst’s estimated earnings per share in 2016 (excluding transaction expenses in 2016) and dilutive to estimated tangible book value per share at close.

In connection with this analyses, Sandler O’Neill considered and discussed with the OceanFirst board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Relationship. Sandler O’Neill is acting as financial advisor to the OceanFirst board in connection with the Transactions and, under the terms of Sandler O’Neill’s engagement letter, Sandler O’Neill is entitled to receive a transaction fee in an amount equal to 0.75% of the aggregate merger consideration; 10% of such fee was paid to Sandler O’Neill upon OceanFirst’s entry into the merger agreement and the remainder will become payable at the time of closing of the Transactions. In addition, Sandler O’Neill received a fee in an amount equal to $200,000 upon rendering its fairness opinion to the OceanFirst board in connection with the Transactions, which fairness opinion fee will be credited in full towards the portion of the transaction fee which becomes payable to Sandler O’Neill on the day of closing of the Transactions. OceanFirst has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement, including the reasonable fees and disbursements of its legal counsel up to a maximum of $15,000 without OceanFirst’s prior approval. OceanFirst has also agreed to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees and agents against certain expenses and liabilities, including liabilities under applicable federal or state law.

In the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill provided certain other investment banking services to OceanFirst and received fees of approximately $125,000 for such services. In addition, in the two years preceding the date of Sandler O’Neill’s opinion, Sandler O’Neill Mortgage Finance

L.P., an affiliate of Sandler O’Neill, acted as introducing broker to OceanFirst and received fees of approximately $280,000 for such services. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to OceanFirst, Cape and their respective affiliates. Sandler O’Neill may also actively trade the equity and debt securities of OceanFirst and Cape or their respective affiliates for its own account and for the accounts of its customers.

Interests of Cape’s Directors and Executive Officers in the Transactions

In considering the recommendation of the Cape board that you vote to approve the Cape merger proposal, you should be aware that some of Cape’s officers and directors have employment and other compensation agreements or economic interests that are different from, or in addition to, those of Cape stockholders generally. The Cape board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending to the Cape stockholders that the merger agreement be approved.

Employment Agreement with Cape. Cape Bank is a party to an employment agreement with Michael D. Devlin, its president and chief executive officer, which provides for a lump sum cash severance payment upon his termination without cause or for good reason (as defined in the employment agreement) within one year following a change in control equal to two times Mr. Devlin’s then base salary and the average bonus earned (other than signing or retention bonuses) during the three years prior to the year in which the termination of employment occurs. In addition, he would also receive, at no cost to him, continued life and non-taxable medical and dental insurance coverage for a period of two years following his termination. Assuming the effective date of the first-step merger is July 1, 2016 and assuming that Mr. Devlin experiences a qualifying termination of employment at the effective time of the first-step merger, the cash severance payment to be made to Mr. Devlin is estimated to be approximately $959,609.

Change in Control Agreements with Cape. Cape Bank is also a party to change in control agreements with seventeen officers that provide severance benefits to the officer upon an involuntary termination of employment or a voluntary termination of employment for good reason (as defined in the change in control agreements) following a change in control. The change in control agreements provide that the officer will be paid a lump sum cash severance payment equal to either one times or two times his or her base salary (as applicable) and the average bonus earned by the officer during the three years preceding the year in which the termination occurs. In addition, the officer would be entitled to receive, at no cost to him or her, continued life insurance coverage and non-taxable medical and dental insurance coverage for 12 months to 24 months following termination of employment. Assuming the effective date of the first-step merger is July 1, 2016, the estimated cash severance payments which would be made to Messrs. Hackney, McGowan, Jr., Pinto and Geletka and to Ms. Pollack (Cape’s executive officers, each of whom have a cash severance multiple of two times) in connection with a qualifying termination of employment at the effective time of the first-step merger are $517,406, $455,964, $466,929, $379,000 and $605,857, respectively.

One New Director. Subject to the terms and conditions of the merger agreement, OceanFirst and OceanFirst Bank have agreed to appoint Michael D. Devlin to the boards of directors of OceanFirst and OceanFirst Bank as a member of the class of directors with a term expiring at the 2018 annual meeting of the stockholders.

Outstanding Stock Options and Restricted Stock.

Conversion of Outstanding Stock Options

Pursuant to the terms and conditions of the merger agreement, each stock option issued under the Cape Bancorp, Inc. 2008 Equity Incentive Plan and the Colonial Financial Services, Inc. 2011 Equity Incentive Plan, which was assumed by Cape, whether vested or unvested, that is outstanding and unexercised immediately prior to closing will be converted into an option to acquire a number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Cape common stock subject to such Cape option immediately prior to the effective time by (y) 0.75; and the exercise per share of the new option (rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing (i) the per share exercise price for the shares of Cape common stock subject to such Cape option by (ii) 0.75. The Cape Bancorp, Inc. 2008 Equity Incentive Plan and the Colonial Financial Services, Inc. 2011 Equity Incentive Plan each provide for accelerated vesting upon the involuntary termination of the option holder or the resignation of an employee option holder for good reason (as such term is defined in the plan) following a change in control. Based upon the equity holdings as of February 1, 2016 (the latest practicable date prior to the initial filing of this joint proxy statement/prospectus), the number of OceanFirst stock options that will be held by the executive officers and non-employee directors of Cape following the conversion is as follows:

Executive/Director of Cape Bancorp	Converted OceanFirst Stock Options (#)	Weighted-Average Exercise Price ($)
Executive Officers:
Michael D. Devlin	225,000	9.70
Guy Hackney	45,000	9.70
Michele Polleck	45,000	9.70
James F. McGowan, Jr.	45,000	9.70
Charles L. Pinto	45,000	13.59
Edward J. Geletka	59,402	12.85
Non-Employee Directors:
Agostino R. Fabietti	2,212	10.24
Frank J. Glaser	2,212	10.24
David C. Ingersoll, Jr.	2,212	10.24
Mathew J. Reynolds	1,770	10.24
Thomas K. Ritter	2,212	10.24
Roy Goldberg	2,212	12.06
Benjamin D. Goldman	2,212	12.06
Althea L.A. Skeels	2,212	12.06
James. F. Deutsch	—	—
Gregory J. Facemyer	4,860	11.76
Hugh J. McCaffrey	4,860	11.76
All non-employee directors as a group (11 persons)	26,974	11.24

Accelerated Vesting of Outstanding Restricted Stock

In addition, as a result of the first-step merger, each outstanding restricted stock award granted under the above plans shall become fully vested and each holder will be entitled to receive the per share merger consideration for each restricted stock award held by such holder. Based upon the equity holdings as of February 1, 2016 (the latest practicable date prior to the initial filing of this joint proxy statement/prospectus), the number of unvested restricted stock awards that will become vested as a result of the first-step merger, assuming that the effective date of the first-step merger is July 1, 2016, held by the executive officers and non-employee directors of Cape is as follows:

Executive/Director of Cape Bancorp	Unvested Restricted Awards (#)
Executive Officers:
Edward J. Geletka	2,118
Non-Employee Directors:
Agostino R. Fabietti	4,000
Frank J. Glaser	4,000
David C. Ingersoll, Jr.	4,000
Mathew J. Reynolds	4,000
Thomas K. Ritter	4,000
Roy Goldberg	4,825
Benjamin D. Goldman	4,825
Althea L.A. Skeels	4,825
James. F. Deutsch	4,000
Gregory J. Facemyer	4,648
Hugh J. McCaffrey	4,648
All non-employee directors as a group (11 persons)	47,771

Merger-Related Executive Compensation for Cape’s Named Executive Officers. The following table and related footnotes provide information about the compensation to be paid to Cape’s named executive officers that is based on or otherwise relates to the first-step merger (which we refer to as the “merger-related executive compensation”). The merger-related executive compensation shown in the table and described in the footnotes below is subject to an advisory (non-binding) vote of the Cape stockholders as more fully described in the section entitled “Cape Proposals—Proposal No. 2 Cape Merger-Related Compensation Proposal” beginning on page 42.

The table below sets forth the aggregate dollar value of the various elements of merger-related executive compensation that each named executive officer of Cape would receive that is based on or otherwise relates to the first-step merger, assuming the following:

•	the estimated effective date of the first-step merger is July 1, 2016;

•	the employment of each named executive officer is terminated by OceanFirst without cause at the effective time of the first-step merger;

•	as required by SEC rules, all amounts below have been calculated based on a per share price of Cape common stock of $13.83 (the average closing market price of Cape common stock over the first five business days following the public announcement of the Transactions on January 5, 2016); and

•	there are no regulatory restrictions to paying the merger-related executive compensation provided below to the named executive officers.

As a result of the foregoing assumptions, the actual amounts received by a named executive officer may materially differ from the amounts set forth below:

Golden Parachute Compensation

Executive	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Michael D. Devlin	959,609	—	—	16,454	—	—	976,093
Guy Hackney	517,406	—	—	2,528	—	—	519,934
Michele Pollack	605,857	—	—	3,253	—	—	609,110
James F. McGowan, Jr.	455,964	—	—	29,887	—	—	485,851
Charles L. Pinto	466,929	43,680	—	38,523	—	—	549,132

(1)	The amount in this column represents the cash severance payments that would be made to each of Cape named executive officers in the event of their qualifying termination of employment (for Mr. Devlin, under his employment agreement, and for each of Messrs. Hackney, McGowan, Jr. and Pinto and Ms. Pollack, under their change in control agreements). Each of these amounts are payable only upon a qualifying termination of employment within 12 months after the effective date of the first-step merger, subject to the named executive officer’s compliance with certain post-termination obligations (including non-solicitation and, for Mr. Devlin only, non-competition provisions and release of claims).
(2)	The amounts in this column are double trigger and represent, with respect to Mr. Pinto, the-in-the money value of his unvested options, the vesting of which would be accelerated in the event of his termination of employment at any time following the effective date of the first-step merger. This amount is based on the per share value of $13.83 (which reflects the average closing price of the shares of Cape common stock over the first five business days following announcement of the Transactions on January 5, 2016), less the applicable per share exercise price ($10.19) multiplied by 12,000, the number of Mr. Pinto’s unvested stock options. None of the other named executive officers hold any unvested equity awards.
(3)	The amounts in this column are payable only on a qualifying termination of employment within 12 months after the effective date of the first-step merger and represent the total amount of the continuing life, medical and dental insurance coverage that would be payable by OceanFirst to each of the named executive officers for 24 months in the event of the named executive officer’s qualifying termination of employment within 12 months after the effective date of the first-step merger, based on the cost of such coverage at the effective date of the first-step merger, and subject to the release and post-termination obligations described above in footnote 1 to this table.

Indemnification. Pursuant to the merger agreement, OceanFirst has agreed that it will, from and after the effective time of the first-step merger, to the fullest extent permitted by applicable law, indemnify and hold harmless each present and former officer, employee or director of Cape and its subsidiaries against any costs and expenses (including reasonable attorney’s fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising before or after the effective time arising out of the fact that such person is or was an officer, employee or director of Cape. Any such claim must pertain to a matter arising, existing or occurring at or prior to the effective time of the first-step merger, regardless of whether such claim is asserted or claimed before or after the effective time of the first-step merger.

Directors’ and Officers’ Insurance. OceanFirst has further agreed to maintain in effect the current officers’ and directors’ liability insurance policies maintained by Cape or to substitute substantially comparable policies of at least the same coverage and amounts with terms and conditions no less advantageous to the insured for a period of at least six years after the effective time of the first-step merger, provided, that OceanFirst is not required to spend more than 200% of the annual premiums currently paid by Cape and if such premiums would exceed this cap, then OceanFirst will provide the maximum coverage available at an annual premium equal to the cap.

Public Trading Markets

OceanFirst common stock is listed for trading on the NASDAQ under the symbol “OCFC” and Cape common stock is listed on the NASDAQ under the symbol “CBNJ.” Upon completion of the first-step merger, Cape common stock will no longer be listed on the NASDAQ Stock Market and will be de-registered under the Exchange Act. It is a condition to each party’s obligations to complete the integrated mergers that the OceanFirst common stock to be issued pursuant to the merger agreement be authorized for listing on the NASDAQ (subject to official notice of issuance). Immediately following the completion of the Transactions, shares of OceanFirst common stock will continue to be traded on the NASDAQ under the symbol “OCFC.”

Dividend Policy

OceanFirst currently pays a quarterly cash dividend of $0.13 per share, which is expected to continue, although the OceanFirst board may change this dividend policy at any time. Cape currently pays quarterly cash dividends of $0.10 per share, which is expected to continue until the effective time, although, subject to certain restrictions in the merger agreement, the Cape board may change this dividend policy at any time. OceanFirst stockholders will be entitled to receive dividends when and if declared by the OceanFirst board out of funds legally available for dividends. The OceanFirst board will consider OceanFirst’s financial condition and level of net income, future prospects, economic condition, industry practices and other factors, including applicable banking laws and regulations, in determining whether to pay dividends in the future and the amount of such dividends.

OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon the receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by the OceanFirst’s banking regulators.

No Dissenters’ Rights

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under Maryland law, a corporation may eliminate dissenters’ rights for one or more classes of stock by explicitly denying such rights in its articles of incorporation. Cape’s articles of incorporation provide that holders of Cape common stock are not entitled to exercise the rights of an objecting stockholder provided for under the MGCL, unless the Cape board adopts a resolution determining that such rights will apply. However, the merger agreement contains certain restrictions on Cape’s ability to take actions that would cause the Cape stockholders to be entitled to dissenters’ rights. Accordingly, holders of Cape common stock are not entitled to dissenters’ rights in connection with the first-step merger.

Regulatory Approvals Required for the Transactions

Completion of the Transactions is subject to receipt of certain approvals and consents from applicable governmental and regulatory authorities, without certain conditions being imposed by any governmental authority as part of a regulatory approval that would reasonably be expected to result in a materially burdensome regulatory condition. Subject to the terms and conditions of the merger agreement, OceanFirst and Cape have agreed to use their reasonable best efforts and cooperate to promptly prepare and file all necessary documentation and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. On a date before the closing, Cape plans to provide notice of the Transactions to the NJ Department. On February 11, 2016, OceanFirst requested a waiver from the Federal Reserve Board of the need to obtain its approval of the Transactions. The Federal Reserve Board granted that waiver on February 22, 2016. On February 8, 2016, OceanFirst applied to the OCC for approval of the Transactions. As of the date of this joint proxy statement/prospectus, OceanFirst has not received approval from the OCC. Although neither Cape nor OceanFirst knows of any reason why it cannot obtain this regulatory approval in a timely manner, Cape and OceanFirst cannot be certain when, or if, it will be obtained.

Federal Reserve Board

OceanFirst is a savings and loan holding company regulated and supervised by the Federal Reserve Board under the Home Owners Loan Act of 1933 (which we refer to as “HOLA”). Unless granted an exemption by the Federal Reserve Board, the transactions contemplated by the merger agreement require prior approval of the Federal Reserve Board under HOLA. In evaluating an application for such approval, the Federal Reserve Board takes into consideration a number of factors, including (i) the competitive impact of the transaction; (ii) the financial condition and future prospects, including capital positions and managerial resources of the institutions, on both a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the holding companies under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”); (iv) the effectiveness of the holding companies and the depository institutions concerned in combating money laundering activities; and (v) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve Board provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that such meeting or other proceeding would be appropriate.

Office of the Comptroller of the Currency

OceanFirst Bank is an insured depository institution regulated and supervised by the OCC. The merger of Cape Bank with and into OceanFirst Bank requires prior approval of the OCC under the Bank Merger Act. In evaluating an application for such approval, the OCC takes into consideration a number of factors, including (i) the competitive impact of the transaction; (ii) financial and managerial resources of the bank parties to the bank merger or integrated mergers both on a current and pro forma basis; (iii) the convenience and needs of the community to be served and the record of the banks under the CRA, including their CRA ratings; (iv) the banks’ effectiveness in combating money laundering activities; and (v) the extent to which the bank merger or integrated mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the OCC provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

New Jersey Department of Banking and Insurance

Cape Bank is a state savings bank chartered, regulated and supervised by the NJ Department. The transactions contemplated by the merger agreement require certain notices to be filed with the NJ Department under applicable New Jersey banking laws. Cape has filed the required notices with the NJ Department.

Additional Regulatory Approvals and Notices

OceanFirst and Cape believe that the Transactions do not raise substantial antitrust or other significant regulatory concerns and that the parties to the Transactions will be able to obtain all requisite regulatory approvals. However, neither OceanFirst nor Cape can assure you that all of the regulatory approvals described above will be obtained and, if obtained, OceanFirst and Cape cannot assure you as to the timing of any such approvals, their ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a materially burdensome regulatory condition.

Neither OceanFirst nor Cape is aware of any material governmental approvals or actions that are required for completion of the Transactions other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the express terms of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the integrated mergers.

Structure of the Transactions

Each of the OceanFirst board and the Cape board has unanimously approved the merger agreement. The merger agreement provides for (i) the merger of Merger Sub with and into Cape, with Cape continuing as the surviving corporation in the first-step merger and as a wholly-owned subsidiary of OceanFirst, (ii) immediately following the completion of the first-step merger, Cape will merge with and into OceanFirst, with OceanFirst continuing as the surviving corporation in the second-step merger and (iii) immediately following the completion of the integrated mergers, Cape Bank will merge with and into OceanFirst Bank, a wholly owned bank subsidiary of OceanFirst, with OceanFirst Bank continuing as the surviving bank in the bank merger.

Prior to the completion of the Transactions, Cape and OceanFirst may, by mutual agreement, change the method or structure of effecting the combination of Cape and OceanFirst, except that no such change may (i) alter or change the amount and kind of the merger consideration, (ii) adversely affect the tax treatment of Cape stockholders or OceanFirst stockholders, (iii) adversely affect the tax treatment of Cape or OceanFirst, or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration

Subject to the terms and conditions of the merger agreement, at the effective time, each share of Cape common stock issued and outstanding immediately prior to the completion of the first-step merger, except for specified shares of Cape common stock owned by Cape or OceanFirst, will be converted into the right to receive $2.25 in cash, without interest, and 0.6375 shares of OceanFirst common stock.

If the outstanding shares of OceanFirst common stock or Cape common stock is increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the merger consideration.

Fractional Shares

OceanFirst will not issue any fractional shares of OceanFirst common stock in the first-step merger. Instead, any Cape stockholder who otherwise would have been entitled to receive a fraction of a share of OceanFirst common stock will instead be entitled to receive an amount in cash, rounded to the nearest cent, determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of OceanFirst common stock to which the holder would otherwise be entitled by the average closing-sale price per share of OceanFirst common stock on the NASDAQ (as reported by The Wall Street Journal) for the five full trading days ending on the day preceding the day on which the first-step merger is completed.

Governing Documents; Directors and Officers; Governance Matters

Upon the consummation of the integrated mergers, the certificate of incorporation and bylaws of OceanFirst in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation after completion of the integrated mergers, until thereafter amended in accordance with applicable law.

Effective as of the effective time, OceanFirst has agreed to (i) increase the size of the OceanFirst board to ten members and (ii) appoint Michael D. Devlin to the boards of directors of OceanFirst and OceanFirst Bank, respectively, as a member of the class of directors that has a term expiring at the 2018 annual meeting of OceanFirst stockholders. In the event that Mr. Devlin is unable to serve, OceanFirst and OceanFirst Bank, respectively, have agreed to select and appoint a director from the existing Cape board to serve as a member of the class of directors of OceanFirst and OceanFirst Bank, respectively, for a term to expire at the 2018 annual meeting of OceanFirst stockholders.

Treatment of Cape Equity-Based Awards

Restricted Stock

At the effective time, each restricted stock award in respect of shares of Cape common stock granted under a Cape equity plan (or assumed by Cape from a prior acquisition) will become fully vested and the restrictions thereon will lapse, and each holder of such restricted stock awards will be entitled to receive the merger consideration.

Stock Options

Also at the effective time, each stock option granted by Cape (or assumed by Cape from a prior acquisition) will be assumed and converted into an option to purchase from OceanFirst, on the same terms and conditions as were applicable under such Cape stock option, the number of shares of OceanFirst common stock (rounded down to the nearest whole share) determined by multiplying (i) the number of shares of Cape common stock subject to such Cape stock option immediately prior to the effective time by (ii) 0.75, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (a) the per share exercise price for each share of Cape common stock subject to such Cape stock options by (b) 0.75.

Closing and Effective Time

The integrated mergers will be completed only if all conditions to the integrated mergers discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See the section of this joint proxy statement/prospectus entitled “— Conditions to Complete the Integrated Mergers.”

The first-step merger will become effective as set forth in the articles of merger to be filed with the Maryland State Department of Assessments and Taxation. The second-step merger will become effective as set forth in the certificate of merger to be filed with the Delaware Secretary of State. The closing of the integrated mergers will occur at 10:00 a.m., New York City time, on a date no later than two business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless another date or time is agreed to in writing by OceanFirst and Cape. OceanFirst and Cape currently expect to complete the Transactions in the summer of 2016, subject to the requisite approval of the OceanFirst stockholders, the requisite approval of the Cape stockholders, the receipt of regulatory approvals and the fulfillment of other customary closing conditions set forth in the merger agreement, but neither Cape nor OceanFirst can guarantee when, or if, the Transactions will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of Cape common stock into the right to receive the merger consideration will occur automatically at the effective time. Promptly following completion of the first-step merger, the exchange agent will exchange certificates representing shares of Cape common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

As promptly as practicable after the effective time, and in no event later than five business days thereafter, the exchange agent will mail to each holder of record of Cape common stock immediately prior to the effective time a letter of transmittal and instructions on how to surrender shares of Cape common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Cape common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by OceanFirst, the posting of a bond in an amount as OceanFirst may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

Following completion of the first-step merger, there will be no further transfers on the stock transfer books of Cape of shares of Cape common stock that were issued and outstanding immediately prior to the effective time.

Withholding

OceanFirst and the exchange agent will be entitled to deduct and withhold from the merger consideration any cash in lieu of fractional shares of OceanFirst common stock, cash dividends or distributions payable or any other cash amount payable under the merger agreement to any person the amounts they are required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are so withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared with respect to OceanFirst common stock will be paid to the holder of any unsurrendered certificates of Cape common stock until the holder surrenders such certificate in accordance with the terms of the merger agreement. After the surrender of a certificate in accordance with the terms of the merger agreement, the record holder of such certificate will be entitled to receive any such dividends or other distributions, without any interest thereon, which were previously payable with respect to the stock consideration which the shares of Cape common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The representations, warranties and covenants described below, and elsewhere in this joint proxy statement/prospectus, and included in the merger agreement, were made by OceanFirst and Cape solely for the benefit of the other such party, only for purposes of the merger agreement and as of specific dates. In addition, the representations, warranties and covenants may be subject to limitations, qualifications or exceptions agreed upon by the parties to the merger agreement, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between OceanFirst and Cape rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by OceanFirst or Cape. Therefore, you should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of OceanFirst, Cape or any of their respective subsidiaries or affiliates, without considering the foregoing. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

OceanFirst and Cape will provide additional disclosure in their respective public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the representations and warranties in the merger agreement and will update such disclosure as required by the federal securities laws.

The merger agreement contains customary representations and warranties of each of OceanFirst and Cape relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

The merger agreement contains representations and warranties made by Cape relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the integrated mergers;

•	required governmental and other regulatory filings and consents and approvals in connection with the integrated mergers;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the integrated mergers;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	absence of action or circumstance that could reasonably be expected to prevent the integrated mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	employee and employee benefits matters;

•	SEC reports;

•	compliance with applicable laws;

•	certain material contracts;

•	absence of agreements with regulatory authorities;

•	derivative instruments and transactions;

•	environmental matters;

•	investment securities and commodities;

•	real property;

•	intellectual property;

•	related party transactions;

•	inapplicability of takeover statutes;

•	opinion from its financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	loan matters;

•	insurance matters; and

•	absence of dissenters’ or appraisal rights.

The merger agreement contains representations and warranties made by OceanFirst relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the integrated mergers;

•	required governmental and other regulatory filings and consents and approvals in connection with the integrated mergers;

•	reports to regulatory authorities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the integrated mergers;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	absence of action or circumstance that could reasonably be expected to prevent the integrated mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	employee and employee benefits matters;

•	SEC reports;

•	compliance with applicable laws;

•	absence of agreements with regulatory authorities;

•	certain material contracts;

•	environmental matters;

•	insurance matters;

•	real property;

•	loan matters;

•	inapplicability of takeover statutes;

•	opinion from its financial advisor; and

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents.

Certain representations and warranties of OceanFirst and Cape are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Cape, OceanFirst or the combined company, means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that in the case of clause (i), a material adverse effect will not be deemed to include the impact of (a) changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements, (b) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (c) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, or (d) public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement; except, with respect to subclauses (a), (b), or (c), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

Conduct of Businesses Prior to the Effective Time

Cape has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course in all material respects, use reasonable best efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or delay its ability to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Cape may not, and may not permit any of its subsidiaries to, without the prior written consent of OceanFirst (such consent not to be unreasonably withheld), undertake the following actions:

•	other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Cape or any of its wholly owned subsidiaries to Cape or any of its other subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) regular quarterly cash dividends by Cape at a rate not in excess of $0.10 per share of Cape common stock, (ii) dividends paid by any of the subsidiaries of Cape to Cape or any of its wholly owned subsidiaries, or (iii) the acceptance of shares of Cape common stock as payment for the exercise price of stock options or for withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

•	grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•	issue, sell or otherwise permit to become outstanding (including by issuing any shares of Cape common stock that are held as “treasury shares” as of the date of the merger agreement) any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date of the merger agreement in accordance with their terms;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly owned subsidiary of Cape, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to certain specified contracts or agreements in force at the date of the merger agreement;

•	except for transactions in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary of Cape;

•	terminate, materially amend, or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Cape, or enter into certain material contracts;

•	subject to certain exceptions, including as required under applicable law or the terms of any Cape benefit plans existing as of the date of the merger agreement, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or spouse or dependent of such individual), (ii) amend (whether in writing or through the interpretation of) any Cape benefit plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or spouse or dependent of such individual), except for annual base salary or wage increases for employees (which includes executive officers) in the ordinary course of business, consistent with past practice, that do not exceed, with respect to any individual, two and one-half percent (2.5%) of such individual’s base salary or wage rate in effect as of the date of the merger agreement, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than annual bonuses in respect of performance in 2015 and payable in early 2016 that are determined in the ordinary course of business, consistent with past practice and that do not exceed certain specified thresholds, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause, (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000, or (x) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Cape or any of its subsidiaries;

•	settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount not in excess of $50,000 individually or in the aggregate and that would not impose any material restriction on the business of Cape or its subsidiaries or the combined company;

•	take any action, or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the integrated mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend the Cape articles of incorporation, Cape bylaws or comparable governing document of any of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•	materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

•	take any action that is intended or expected to result in any of its representations and warranties being or becoming untrue in any material respect, or in any of the conditions to the integrated mergers not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•	make any loans or extensions of credit except in the ordinary course of business consistent with past practice;

•	make any individual unsecured loan or extension of credit that is not as of the date of the merger agreement approved and committed in excess of $100,000 or any individual secured loan or extension of credit either (a) in excess of $500,000 and secured by property located, or made to a borrower that resides or is headquartered, more than seventy-five (75) miles from Cape’s principal executive office (and Cape has agreed to, on a biweekly basis from the date of the merger agreement until the effective time, deliver to OceanFirst a schedule setting forth any secured loan or extension of credit in excess of $500,000 made by Cape or any of its subsidiaries) or (b) in excess of $2.0 million;

•	make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) Cape’s hedging practices and policies, in each case except as required by law or requested by a regulatory agency;

•	make, or commit to make, any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate;

•	make, change or revoke any tax election, adopt or change any tax accounting method, file any amended tax return, settle or compromise any tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to a claim of refund of material taxes, enter into any closing agreement with respect to any material tax or refund or amend any material tax return;

•	make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the properties or assets of Cape or any of its subsidiaries;

•	with respect to the transactions contemplated by the merger agreement, take any action to cause any holder of the capital stock of Cape to be entitled to exercise any appraisal rights under Cape’s bylaws or the MGCL or any successor statute, or any similar dissenters’ or appraisal rights; or

•	agree to take, make any commitment to take, or adopt any resolutions of the Cape board or similar governing body in support of, any of the foregoing.

OceanFirst has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, OceanFirst may not, and may not permit any of its subsidiaries to, without the prior written consent of Cape (such consent not to be unreasonably withheld), undertake the following actions:

•	amend OceanFirst’s certificate of incorporation or bylaws in a manner that would adversely affect the economic benefits of the integrated mergers to the Cape stockholders;

•	adjust, split, combine or reclassify any of OceanFirst’s capital stock;

•	make, declare or pay any dividend, or make any other distribution on, any shares of OceanFirst’s capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except regular quarterly cash dividends or dividends paid by any of the subsidiaries of OceanFirst to OceanFirst or any of its wholly owned subsidiaries);

•	acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any governmental entity necessary to consummate the transactions contemplated by the merger agreement or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any governmental entity entering an order prohibiting the consummation of the transactions contemplated by the merger agreement, or (iii) materially delay the consummation of the transactions contemplated by the merger agreement;

•	take any action that is intended to result in any of OceanFirst’s representations and warranties being or becoming untrue in any material respect, or in any of the conditions to the integrated mergers not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law;

•	take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the integrated mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of OceanFirst’s board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

OceanFirst and Cape have agreed to use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement. However, in no event will OceanFirst or Cape be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to result in a materially burdensome regulatory condition. OceanFirst and Cape have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the Transactions, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Employee Benefit Matters

OceanFirst has agreed that, for the period commencing on the effective time and ending on the first anniversary of the effective time, OceanFirst will cause the surviving corporation to provide the employees of Cape and its subsidiaries who continue to be employed by OceanFirst or its subsidiaries immediately following the effective time, while employed by OceanFirst or its subsidiaries after the effective time, with base salaries and wages no less favorable than, and with employee benefits that are substantially comparable in the aggregate to the base salaries, wages and employee benefits provided to similarly situated employees of OceanFirst and its subsidiaries, except that (a) OceanFirst may satisfy this obligation by providing such continuing employees with base salaries and wages that are no less favorable than, and with employee benefits that are substantially comparable in the aggregate to, the base salaries, wages and employee benefits provided by Cape or its subsidiaries to such continuing employees immediately prior to the effective time and (b) to satisfy this obligation, OceanFirst is not obligated to provide to such continuing employees any equity or equity-based compensation.

Under the merger agreement OceanFirst has agreed to assume and honor all Cape benefit plans in accordance with their terms. OceanFirst has further acknowledged that a “change in control” within the meaning of the Cape benefit plans will occur at the effective time of the first-step merger. The merger agreement provides that any employee of Cape or Cape Bank whose employment is terminated by OceanFirst or OceanFirst Bank (other than for cause) and who is not a party to an employment, change in control or severance agreement or contract providing severance payments will be covered and be eligible to receive severance benefits under, and subject to the terms and conditions of, the severance plan or policy of OceanFirst, on the condition that such employee enters into a release of claims against OceanFirst, any OceanFirst subsidiary, Cape, Cape Bank and any subsidiary or affiliate of any of the above, in a customary form reasonably satisfactory to OceanFirst. Notwithstanding the forgoing, at the written direction of OceanFirst to Cape prior to the closing, Cape or Cape Bank has agreed to pay such cash severance benefit to any Cape or Cape subsidiary employee whose employment will be terminated at closing.

The merger agreement requires the surviving corporation to use commercially reasonable efforts to, with respect to the continuing employees:

•	waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any benefit plans of the surviving corporation, subject to certain limitations;

•	provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under a benefit plan sponsored by Cape to the same extent that such credit was given under the analogous Cape benefit plan prior to the effective time of the first-step merger in satisfying any applicable deductible or out-of-pocket requirements under any new benefit plans of the surviving corporation; and

•	recognize all service of such employees with Cape and its subsidiaries, for all purposes in any new benefit plan of the surviving corporation to the same extent that such service was taken into account under the analogous Cape benefit plan prior to the effective time, subject to certain limitations.

Effective prior to the closing, Cape will terminate the Cape ESOP and (unless OceanFirst requests otherwise in writing) the Cape 401(k) Plan, in each case, in accordance with the terms of the merger agreement. As soon as practicable following the effective time, OceanFirst will permit or cause its subsidiaries to permit the continuing employees to roll over their account balances and outstanding loan balances, if any, under the Cape 401(k) Plan into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by OceanFirst or its subsidiaries. The accounts of all participants and beneficiaries in the Cape ESOP as of the effective time shall become fully vested as of the effective time. Any unallocated shares of Cape common stock held in the Cape ESOP’s suspense account after repayment of the Cape ESOP loan will be converted into merger consideration and will be allocated as earnings to the accounts of Cape ESOP participants who are employed as of the effective time based on their account balances under the Cape ESOP as of the effective time. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Cape ESOP upon the termination of the Cape ESOP, the account balances in the Cape ESOP will either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. OceanFirst has agreed to permit the Cape ESOP participants who become employees of OceanFirst or OceanFirst subsidiaries to roll over their account balances in the Cape ESOP to the OceanFirst ESOP.

Director and Officer Indemnification and Insurance

Under the terms of the merger agreement OceanFirst has agreed to, following the effective time, indemnify and hold harmless, to the fullest extent permitted by applicable law, all present and former directors, officers and employees of Cape and its subsidiaries against all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of Cape or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, to the fullest extent as would have been permitted by Cape pursuant to the Cape articles, the Cape bylaws or the governing or organizational documents of any subsidiary of Cape and the MGCL immediately prior to the effective time, and has also agreed to advance expenses to such persons to the fullest extent as would have been permitted by Cape pursuant to the Cape articles, the Cape bylaws or the governing or organizational documents of any subsidiary of Cape and the MGCL immediately prior to the effective time, except that, if required, such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The merger agreement requires the surviving corporation to maintain for a period of six years after completion of the integrated mergers, Cape’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the completion of the integrated mergers. However, the surviving corporation is not required to spend annually more than 200% of the current annual premium paid as of the date of the merger agreement by Cape for such insurance (which we refer to as the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then the surviving corporation will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Cape, in consultation with, but only upon the prior written consent of OceanFirst, may (and at the request of OceanFirst, Cape will use its reasonable best efforts to) obtain at or prior to the effective time a six year “tail” policy under Cape’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.

Restructuring Efforts

In the absence of additional circumstances specified in the merger agreement, neither OceanFirst nor Cape is permitted to terminate the merger agreement based on the failure of either such party to obtain the required vote of its stockholders. Instead, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (except that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of Cape as provided for in the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective stockholders for approval.

OceanFirst Voting Agreements

Under the merger agreement, OceanFirst has agreed to use its reasonable best efforts to cause each of the directors and certain executive officers of OceanFirst to, as soon as reasonably practicable following the date of the merger agreement (and in any event no later than the 30th day following the date of the merger agreement), enter into separate voting agreements with Cape in respect of the requisite OceanFirst vote, on such terms and conditions as are customary for agreements of that type. A form of the OceanFirst voting agreement is attached as Annex C and such voting agreements have been executed by each of the OceanFirst directors in their capacity as OceanFirst stockholders.

Certain Additional Covenants

The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of OceanFirst common stock to be issued in the first-step merger, access to information of the other company, the permissibility of representatives of OceanFirst and OceanFirst Bank’s attendance of Cape board meetings and certain committee meetings following the receipt of the requisite regulatory approvals, exemption from takeover laws and public announcements with respect to the transactions contemplated by the merger agreement.

Stockholder Meetings and Recommendation of the Boards of Directors of Cape and OceanFirst

Each of Cape and OceanFirst has agreed to hold a meeting of its stockholders for the purpose of voting upon approval of the merger agreement, in the case of Cape stockholders, and upon the OceanFirst share issuance, in the case of OceanFirst stockholders, in each case, as soon as reasonably practicable after this joint proxy statement/prospectus is declared effective. Cape has agreed to use its reasonable best efforts to obtain from its stockholders the vote required to approve the merger agreement, including by communicating to its stockholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they approve the merger agreement and the transactions contemplated thereby and OceanFirst has made similar covenants with respect to the OceanFirst share issuance. However, if the OceanFirst board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but will not be required to) submit the merger agreement to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law. If the Cape board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but will not be required to) submit the merger agreement to its stockholders without recommendation and may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law; except that the Cape board may not take any such actions in connection with an acquisition proposal unless (i) such acquisition proposal did not result from a breach by Cape of its obligations relating to the non-solicitation of acquisition proposals; (ii) such acquisition proposal constitutes a superior proposal; (iii) Cape gives OceanFirst at least three business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, including its basis for determining that such acquisition proposal, constitutes a superior proposal (including the latest material terms and conditions of, and the identity of the third-party making, any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (iv) at the end of such notice period, the Cape board takes into account any amendment or modification to the merger agreement proposed by OceanFirst (it being understood that OceanFirst will not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of the merger agreement), and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, again determines in good faith that such acquisition proposal constitutes a superior proposal and that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new determination and notice period.

Under the terms of the merger agreement, each of OceanFirst and Cape has agreed to adjourn or postpone the OceanFirst special meeting or the Cape special meeting, as the case may be, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of OceanFirst common stock or Cape common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Cape or OceanFirst, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Cape stockholder approval or the requisite OceanFirst stockholder approval. However, if (i) OceanFirst submits the merger agreement to the OceanFirst stockholders without recommendation, or (ii) Cape submits the merger agreement to the Cape stockholders without recommendation, then, in each case, an adjournment or postponement of the meeting due to an insufficient quorum or the failure to obtain the requisite Cape stockholder approval or the requisite OceanFirst stockholder approval, as applicable, is not required by the terms of the merger agreement.

Under the merger agreement, unless the merger agreement has been terminated in accordance with its terms, OceanFirst has an unqualified obligation to convene the OceanFirst special meeting and to submit the merger agreement to the OceanFirst stockholders for the purpose of approving the OceanFirst share issuance proposal, and Cape has an unqualified obligation to convene the Cape special meeting and to submit the merger agreement to the Cape stockholders for the purpose of approving the Cape merger proposal.

Agreement Not to Solicit Other Offers

Cape has agreed that it will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal except to notify such person of the existence of these non-solicit provisions of the merger agreement. However, if Cape receives an unsolicited bona fide written acquisition proposal prior to the date of the Cape special meeting and such proposal did not result from a breach of Cape’s non-solicitation obligations under the merger agreement, Cape may, and may permit its subsidiaries and its and its subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that the Cape board concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that (1) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal and (2) failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law, except that, prior to providing any such nonpublic information or data, or participating in any negotiations or discussions, in each case, Cape enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between OceanFirst and Cape, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Cape.

Cape has also agreed to, and to cause its officers, directors, agents, advisors and representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than OceanFirst, with respect to any acquisition proposal. In addition, Cape has agreed to use its reasonable best efforts, subject to applicable law, to (a) enforce any confidentiality, standstill or similar agreement relating to an acquisition proposal and (b) within ten days after the date of the merger agreement, request and confirm the return or destruction of any confidential information provided to any person other than OceanFirst. Cape has also agreed to promptly (and in any event within 24 hours) advise OceanFirst following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal, copies of any written acquisition proposal and written summaries of any material oral communications relating to an acquisition proposal), and to keep OceanFirst apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Cape and its subsidiaries or 25% or more of any class of equity or voting securities of Cape or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Cape, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of Cape or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Cape, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Cape or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Cape. For purposes of the merger agreement, a

“superior proposal” means any bona fide written offer or proposal made by a third party to consummate an acquisition proposal that the Cape board determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors): (1) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Cape common stock or all, or substantially all, of the assets of Cape; (2) would result in a transaction that (A) involves consideration to the holders of the shares of Cape common stock that is more favorable, from a financial point of view, than the consideration to be paid to the stockholders of Cape pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to the stockholders of Cape than the integrated mergers and the transactions contemplated by the merger agreement; and (3) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal.

Conditions to Complete the Integrated Mergers

OceanFirst’s and Cape’s respective obligations to complete the integrated mergers are subject to the satisfaction or waiver of the following customary closing conditions:

•	the approval of the merger agreement by the Cape stockholders and the approval of the OceanFirst share issuance by the OceanFirst stockholders;

•	the authorization for listing on the NASDAQ, subject to official notice of issuance, of the OceanFirst common stock to be issued pursuant to the merger agreement;

•	the receipt of requisite regulatory approvals, including from the Federal Reserve Board and the OCC and the filing of certain notices with the NJ Department and certain other approvals necessary to consummate the transactions contemplated by the merger agreement, and the expiration of all statutory waiting periods in respect thereof, without the imposition of a materially burdensome regulatory condition;

•	the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the OceanFirst common stock to be issued upon the consummation of the first-step merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•	the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the integrated mergers or any of the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the integrated mergers;

•	the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the date on which the first-step merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	the performance by the other party of all obligations required to be performed by it under the merger agreement at or prior to the date on which the integrated mergers are completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	receipt by OceanFirst of a duly executed certificate stating that Cape is not, and has not been during the relevant period, a “United States real property holding corporation”.

Neither Cape nor OceanFirst can be certain when, or if, the conditions to the integrated mergers will be satisfied or waived, or that the integrated mergers will be completed.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to completion of the first-step merger in the following circumstances:

•	by mutual written consent, if the OceanFirst board and the Cape board so determine;

•	by the OceanFirst board or the Cape board if (i) any governmental entity denies any requisite regulatory approval in connection with the Transactions and such denial has become final and nonappealable, or (ii) any governmental entity of competent jurisdiction has issued a final and nonappealable order prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•	by the OceanFirst board or the Cape board if the integrated mergers have not been completed on or before the termination date, which is the one year anniversary of the date of the merger agreement, unless the failure of the integrated mergers to be completed by such date is due to the failure of the terminating party to perform or observe its obligations under the merger agreement;

•	by the OceanFirst board or the Cape board (except that the terminating party cannot then be in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if the other party breaches any of its obligations or any of its representations and warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement which either individually or in the aggregate would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and such breach is not cured within 45 days following written notice to the party committing such breach, or such breach cannot be cured during such period;

•	by Cape, if the OceanFirst board (i) fails to recommend in this joint proxy statement/prospectus that the OceanFirst stockholders approve the OceanFirst share issuance, or takes certain adverse actions with respect to such recommendation, or (ii) breaches certain obligations, including with respect to calling a meeting of its stockholders and recommending that they approve the OceanFirst share issuance, in any material respect; or

•	by OceanFirst, if the Cape board (i) fails to recommend in this joint proxy statement/prospectus that the Cape stockholders approve the merger agreement, or takes certain adverse actions with respect to such recommendation, (ii) fails to recommend against acceptance of a tender offer or exchange offer for outstanding Cape common stock that has been publicly disclosed (other than by OceanFirst or an affiliate of OceanFirst) within ten business days after the commencement of such tender or exchange offer, (iii) recommends or endorses an acquisition proposal, or (iv) breaches certain obligations, including with respect to acquisition proposals or calling a meeting of its stockholders and recommending that they approve the merger agreement, in any material respect.

Additionally, Cape may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all requisite regulatory approvals (and waivers, if applicable) necessary for consummation of the integrated mergers have been received (disregarding any waiting period) (which we refer to as the “determination date”) both of the following conditions are satisfied: (i) the OceanFirst market value on the determination date is less than $15.74 and (ii) the number obtained by dividing the OceanFirst market value on the determination date by $19.67 (subject to certain adjustments), is less than the number obtained by dividing (x) the average of the daily closing value of the NASDAQ Bank Index for the ten consecutive trading days immediately preceding the determination date by (y) the closing value of the NASDAQ Bank Index on January 5, 2016 minus 0.15.

If Cape elects to exercise its termination right as described above, it must notify OceanFirst in writing of such election no later than the last day of the five day period commencing on the determination date. During the five day period commencing with OceanFirst’s receipt of such notice, OceanFirst will have the option to increase the exchange ratio to a level that would cause either of the requirements described in the preceding paragraph not to be satisfied. If within such five day period, OceanFirst delivers written notice to Cape that it intends to proceed with the integrated mergers by paying such additional consideration, and notifies Cape of the revised exchange ratio, then no termination will have occurred, and the merger agreement will remain in full force and effect in accordance with its terms (except that the exchange ratio will have been so modified).

Effect of Termination

If the merger agreement is terminated, it will become void and have no effect, except that (i) each of OceanFirst and Cape will remain liable for any liabilities or damages arising out of its fraud or knowing, intentional and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of termination fees and expenses and the confidential treatment of information.

Termination Fee

In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management or the Cape board or has been made directly to its stockholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Cape and (i) thereafter the merger agreement is terminated by either OceanFirst or Cape because the integrated mergers have not been completed prior to the termination date, and without the requisite Cape stockholder vote having been obtained or (ii) thereafter the merger agreement is terminated by OceanFirst based on a breach of the merger agreement by Cape that would constitute the failure of a closing condition and that has not been cured during the permitted time period or by its nature cannot be cured during such period, and (iii) within 18 months after the date of such termination, Cape enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Cape will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay OceanFirst, by wire transfer of same day funds, (a) a $7.2 million termination fee.

In the event that the merger agreement is terminated by OceanFirst based on the Cape board having (i) failed to recommend in this joint proxy statement/prospectus that the Cape stockholders approve the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to OceanFirst, or resolved to do so, or failed to reaffirm such recommendation within two business days after OceanFirst has requested in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Cape common stock that has been publicly disclosed (other than by OceanFirst or an affiliate of OceanFirst) within ten business days after the commencement of such tender or exchange offer, (ii) recommended or endorsed an acquisition proposal, or (iii) breached certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its stockholders and recommending that the Cape stockholders approve the merger agreement, in any material respect, then Cape will pay OceanFirst, by wire transfer of same day funds, a $7.2 million termination fee on the date of termination.

OceanFirst will pay Cape, by wire transfer of same day funds on the date of termination, a $7.2 million termination fee, in the event that the merger agreement is terminated by Cape based on the OceanFirst board having (i) failed to recommend in this joint proxy statement/prospectus that the OceanFirst stockholders approve the OceanFirst share issuance, or withdrawn, modified or qualified such recommendation in a manner adverse to Cape, or resolved to do so, or failed to reaffirm such recommendation within two business days after Cape requests in writing that such action be taken or (ii) breached certain obligations, including with respect to calling a meeting of its stockholders and recommending that they approve the OceanFirst share issuance, in any material respect.

Expenses and Fees

All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the integrated mergers will be borne equally by OceanFirst and Cape.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the matters presented in connection with integrated mergers by the stockholders of OceanFirst and Cape, except that after approval of the merger agreement by the Cape stockholders or the approval of the issuance of shares of OceanFirst common stock in connection with the first-step merger by the OceanFirst stockholders, there may not be, without further approval of such stockholders, any amendment of the merger agreement that requires further approval under applicable law.

At any time prior to the completion of the first-step merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after approval of the merger agreement by the Cape stockholders or the approval of the issuance of shares of OceanFirst common stock in connection with the first-step merger by the OceanFirst stockholders, there may not be, without further approval of such stockholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Cape Voting Agreements

Simultaneously with the execution of the merger agreement, each of Cape’s directors and certain of its executive officers and Patriot, solely in their capacities as Cape stockholders, separately entered into voting agreements with OceanFirst (which we refer to as the “Cape voting agreements”) in which they agreed, among other things, to vote all shares of Cape common stock that they own of record or beneficially, and that they subsequently acquire, in favor of the approval of the merger agreement and the approval of the first-step merger and the other transactions contemplated by the merger agreement, and any other matter that is required to be approved by the Cape stockholders to facilitate the transactions contemplated by the merger agreement. These stockholders also agreed to vote against (i) any acquisition proposal made in opposition to or otherwise in competition or inconsistent with the first-step merger or the transactions contemplated by the merger agreement, (ii) any agreement, amendment of any agreement (including the Cape articles of incorporation and bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, or, in any material respect, interfere with, delay, postpone, or discourage the transactions contemplated by the merger agreement, and (iii) any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Cape in the merger agreement. As of the Cape record date, these stockholders beneficially owned and were entitled to vote, in the aggregate, 3,079,005 shares of the Cape common stock, allowing them to exercise approximately 22.74% of the voting power of the shares of Cape common stock outstanding as of the Cape record date.

Each Cape stockholder who executed a Cape voting agreement agreed, in such Cape stockholder’s capacity as a Cape stockholder, not to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal, (ii) provide or cause to be provided any nonpublic information or data relating to Cape in connection with, or have any discussions with, any person relating to or in connection with an actual or proposed acquisition proposal (except to disclose the existence of these restrictions), (iii) engage in any discussions or negotiations concerning an acquisition proposal (provided that such Cape stockholder may refer any such person or entity to these restrictions) or otherwise take any action to encourage or knowingly facilitate any effort or attempt to make or implement an acquisition proposal, (iv) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any acquisition proposal, (v) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in the Exchange Act) with respect to an acquisition proposal or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the first-step merger in accordance with the terms of the merger agreement, (vi) initiate a stockholders’ vote or action by consent of Cape stockholders with respect to an acquisition proposal, (vii) except by reason of the Cape voting agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Cape that takes any action in support of an acquisition proposal, or (viii) approve, endorse or recommend, agree to or accept, or propose to approve, endorse, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, investment agreement, acquisition agreement, option agreement or other similar agreement related to any acquisition proposal.

The foregoing description of the Cape voting agreements is subject to, and qualified in its entirety by reference to, the Cape voting agreements, a form of which is attached to this joint proxy statement/prospectus as Annex B and is incorporated by reference into this joint proxy statement/prospectus.

OceanFirst Voting Agreements

Each of OceanFirst’s directors has entered into separate voting agreements with Cape, solely in his or her capacity as an OceanFirst stockholder, pursuant to which each such OceanFirst director has agreed to vote in favor of the OceanFirst share issuance proposal. A form of the OceanFirst voting agreement is attached as Annex C.

ACCOUNTING TREATMENT

The integrated mergers will be accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10, Business Combinations. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Cape as of the effective date of the integrated mergers will be recorded at their respective fair values and added to those of OceanFirst. If the purchase price exceeds the difference between the fair value of assets acquired and the fair value of the liabilities assumed, then such excess will be recorded as goodwill. Financial statements of OceanFirst issued after the completion of the integrated mergers will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Cape before the integrated mergers.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS

The following is a discussion of the U.S. federal income tax consequences of the integrated mergers to “U.S. holders” (as defined below) of Cape common stock and is based upon the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of Cape common stock who hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders who hold shares of Cape common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired Cape common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights or holders who actually or constructively own five percent or more of Cape common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cape common stock that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (iv) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Cape common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Cape common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the integrated mergers to their specific circumstances.

It is a condition to the obligation of OceanFirst and Cape to complete the integrated mergers that they receive a written opinion from their counsel, dated the closing date of the integrated mergers, to the effect that the integrated mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Luse Gorman, PC, the integrated mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, with the tax consequences described below. These opinions of counsel will be given in reliance on facts and representations contained in representation letters provided by OceanFirst and Cape and on customary assumptions. These opinions will not be binding on the Internal Revenue Service (the “IRS”) or any court. OceanFirst and Cape have not sought and will not seek any ruling from the IRS regarding any matters relating to the integrated mergers and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the integrated mergers could be adversely affected.

U.S. holders of Cape common stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the U.S. holder’s gain realized (i.e., the excess, if any, of the sum of the amount of cash consideration and the fair market value (as of the effective time of the integrated mergers) of the OceanFirst common stock received over the U.S. holder’s adjusted tax basis in its shares of Cape common stock surrendered) and (ii) the amount of cash consideration received pursuant to the integrated mergers. Any gain or loss realized generally must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the U.S. holder’s holding period for its Cape common stock exceeds one year at the effective time of the integrated mergers (except for gain treated as a dividend, as discussed below).

A U.S. holder’s aggregate tax basis in its OceanFirst common stock received pursuant to the integrated mergers, including the basis allocable to any fractional share of OceanFirst common stock for which cash is received, will be equal to the U.S. holder’s aggregate tax basis in the Cape common stock surrendered pursuant to the integrated mergers, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share of OceanFirst common stock) and increased by the amount of gain, if any, recognized or any amount treated as a dividend, as described below (but excluding any gain resulting from the deemed receipt and redemption of fractional shares).

A U.S. holder’s holding period in its OceanFirst common stock received pursuant to the integrated mergers will include the holding period for its shares of Cape common stock surrendered in exchange therefor U.S. holders who hold shares of Cape common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of OceanFirst common stock received in the integrated mergers.

Potential Treatment of Cash as a Dividend. The receipt of cash by a U.S. holder may have the effect of a distribution of a dividend, in which case any gain recognized will be treated as a dividend for U.S. federal income tax purposes to the extent of the U.S. holder’s ratable share of Cape’s accumulated “earnings and profits.” In general, the determination of whether such gain recognized will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the U.S. holder’s deemed percentage of stock ownership of OceanFirst. For purposes of this determination, the U.S. holder generally will be treated as if it first exchanged all of its shares of Cape common stock solely for OceanFirst common stock and then OceanFirst immediately redeemed a portion of the OceanFirst common stock in exchange for the cash the U.S. holder actually received, which redemption we refer to in this joint proxy statement/prospectus as the “deemed redemption.” Such gain recognized by a U.S. holder pursuant to the deemed redemption will be treated as capital gain if the deemed redemption is (i) “substantially disproportionate” with respect to the U.S. holder (and after the deemed redemption the U.S. holder actually or constructively owns less than 50% of the voting power of the outstanding OceanFirst common stock) or (ii) not “essentially equivalent to a dividend.”

The deemed redemption generally will be “substantially disproportionate” with respect to a U.S. holder if the percentage of the outstanding OceanFirst common stock that the U.S. holder actually and constructively owns immediately after the deemed redemption is less than 80% of the percentage of the outstanding OceanFirst common stock that the U.S. holder is deemed actually and constructively to have owned immediately before the deemed redemption. The deemed redemption will not be considered to be “essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. holder’s deemed percentage of stock ownership of

OceanFirst. The IRS has ruled that a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have experienced a “meaningful reduction” if the shareholder has at least a relatively minor reduction in such shareholder’s percentage of stock ownership under the above analysis. In applying the above tests, the U.S. holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or otherwise in addition to the stock the U.S. holder actually owns or owned.

Cash In Lieu of Fractional Shares. A U.S. holder that receives cash in lieu of a fractional share of OceanFirst common stock generally will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in the shares of Cape common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for its Cape common stock exceeds one year at the effective time of the integrated mergers.

This discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the integrated mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF CAPITAL STOCK OF OCEANFIRST

The following is a brief description of the terms of the capital stock of OceanFirst. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the DGCL, federal law, OceanFirst’s certificate of incorporation and OceanFirst’s bylaws. Copies of OceanFirst’s certificate of incorporation and amended and restated bylaws have been filed with the SEC and are also available upon request from OceanFirst. To find out where copies of these documents can be obtained, see the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 126.

Authorized Capital Stock

OceanFirst’s authorized capital stock consists of 55,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

OceanFirst’s certificate of incorporation currently authorizes the issuance of up to 55,000,000 shares of common stock, of which [●] shares were outstanding as of the OceanFirst record date. As of the OceanFirst record date, there were (i) [●] shares of OceanFirst common stock issued and outstanding, including [●] shares of OceanFirst common stock issued in respect of outstanding awards of restricted OceanFirst common stock under OceanFirst equity plans, (ii) [●] shares of OceanFirst common stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of OceanFirst common stock granted under such OceanFirst equity plans and (iii) [●] shares of OceanFirst common stock reserved for issuance pursuant to future grants under such OceanFirst equity plans.

OceanFirst common stock is currently listed for quotation on the NASDAQ under the symbol “OCFC.”

Preemptive Rights; Redemption Rights; Terms of Conversion; Sinking Fund and Redemption Provision

OceanFirst’s common stock does not have preemptive rights, redemption rights, conversion rights, sinking fund, or redemption provisions.

Voting Rights

The holders of OceanFirst common stock have exclusive voting rights in OceanFirst. They elect the OceanFirst board and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the OceanFirst board. Generally, each holder of common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. The OceanFirst certificate of incorporation provides that stockholders who beneficially own in excess of 10% of the then outstanding shares of OceanFirst common stock are not entitled to any vote with respect to the shares held in excess of the 10% limit. A person or entity is deemed to beneficially own shares that are owned by an affiliate as well as persons acting in concert with such person or entity. If OceanFirst issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require an 80% stockholder vote, which is calculated after giving effect to the provision in the OceanFirst certificate of incorporation limiting voting rights as described above.

Liquidation Rights

In the event of OceanFirst’s liquidation, dissolution or winding up, holders of common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of OceanFirst available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution. In the event of any liquidation, dissolution or winding up of OceanFirst Bank, OceanFirst, as the holder of 100% of OceanFirst Bank’s capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of OceanFirst Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the special liquidation account to eligible account holders and supplemental eligible account holders, all assets of OceanFirst Bank available for distribution.

Dividend Rights

Holders of OceanFirst common stock are entitled to receive ratably such dividends as may be declared by the OceanFirst board out of legally available funds. The ability of the OceanFirst board to declare and pay dividends on OceanFirst common stock is subject to the terms of applicable Delaware law and banking regulations. If OceanFirst issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. For more information regarding OceanFirst’s ability to pay dividends, see the sections of this joint proxy statement/prospectus entitled “The Transactions — Dividend Policy” beginning on page 85 and “Where You Can Find More Information” beginning on page 126. OceanFirst’s principal source of income is dividends that are declared and paid by OceanFirst Bank on its capital stock. Therefore, OceanFirst’s ability to pay dividends is dependent upon the receipt of dividends from OceanFirst Bank. Insured depository institutions such as OceanFirst Bank are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. In the future, any declaration and payment of cash dividends will be subject to the OceanFirst board’s evaluation of OceanFirst’s operating results, financial condition, future growth plans, general business and economic conditions, and tax and other relevant considerations. The payment of cash dividends by OceanFirst in the future will also be subject to certain other legal and regulatory limitations and ongoing review by the OceanFirst’s banking regulators.

Restrictions on Ownership

HOLA requires any “savings and loan holding company,” as defined in HOLA, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of OceanFirst common stock. Any person, other than a savings and loan holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of OceanFirst common stock under the Change in Bank Control Act. Any holder of 25% or more of OceanFirst common stock, a holder of 33% or more of OceanFirst’s total equity or a holder of 5% or more of OceanFirst common stock if such holder otherwise exercises a “controlling influence” over OceanFirst, is subject to regulation as a savings and loan holding company under HOLA.

Preferred Stock

The OceanFirst certificate of incorporation authorizes the OceanFirst board, without further stockholder action, to issue up to 5,000,000 shares of preferred stock. The OceanFirst certificate of incorporation further authorizes the OceanFirst board, subject to any limitations prescribed by law, to provide for the issuance of the shares of preferred stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. As of the OceanFirst record date, there were no shares of OceanFirst preferred stock outstanding. Preferred stock may be issued with preferences and designations as the OceanFirst board may from time to time determine. The OceanFirst board may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of OceanFirst common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the first-step merger is completed, Cape stockholders will be entitled to receive shares of OceanFirst common stock in exchange for their shares of Cape common stock. OceanFirst is organized under the laws of the State of Delaware and Cape is organized under the laws of the State of Maryland. As a result of the integrated mergers, Cape stockholders will become stockholders of OceanFirst. Thus, following the integrated mergers, the rights of Cape stockholders who become OceanFirst stockholders as a result of the integrated mergers will be governed by the corporate law of the State of Delaware and will also then be governed by the OceanFirst certificate of incorporation and the OceanFirst bylaws. The OceanFirst certificate of incorporation and bylaws will be unaltered by the merger.

The following is a summary of the material differences between (1) the current rights of Cape stockholders under the MGCL, Cape’s articles of incorporation and Cape’s bylaws and (2) the current rights of OceanFirst stockholders under the DGCL, OceanFirst’s certificate of incorporation and OceanFirst’s bylaws. OceanFirst and Cape believe that this summary describes the material differences between the rights of OceanFirst stockholders as of the date of this joint proxy statement/prospectus and the rights of Cape stockholders as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of OceanFirst’s and Cape’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section of this joint proxy statement entitled “Where You Can Find More Information” beginning on page 126.

OCEANFIRST	CAPE

AUTHORIZED CAPITAL STOCK

OceanFirst’s certificate of incorporation authorizes it to issue up to 55,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the OceanFirst record date, there were [●] shares of OceanFirst common stock outstanding, and no shares of OceanFirst preferred stock outstanding.

OceanFirst’s certificate of incorporation further provides that the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of holders of a majority of OceanFirst common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation.

Cape’s articles of incorporation authorize it to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and up to 50,000,000 shares of preferred stock, par value $0.01 per share. As of the Cape record date, there were 13,540,875 shares of Cape common stock outstanding, and no shares of Cape preferred stock outstanding.

Cape’s articles of incorporation authorize the Cape board, pursuant to a resolution approved by a majority of the Cape Board, and without action by the stockholders, to amend Cape’s articles of incorporation to increase or decrease the aggregate number of shares of stock of any class or series that Cape has authority to issue.

SIZE OF THE BOARD OF DIRECTORS

OceanFirst’s bylaws currently provide that the number of directors of OceanFirst shall be such number as designated by the OceanFirst board from time to time, except in the absence of such designation the number shall be 9.

In the merger agreement, OceanFirst has agreed to increase the size of the OceanFirst board from 9 to 10 members and appoint Michael D. Devlin, or, if Mr. Devlin is unable to serve, an alternative member of Cape’s current board of directors, to the OceanFirst board.

Cape’s bylaws currently provide that the number of directors of Cape shall, by virtue of the Cape’s election made hereby to be governed by Section 3-804(b) of the MGCL, be fixed from time to time by a resolution adopted by a majority vote of the Cape board; provided, however, that such number shall never be less than the minimum number of directors required by the MGCL.

OCEANFIRST	CAPE

DIRECTOR QUALIFICATIONS

Under the Section 141 of the DGCL, OceanFirst directors need not be stockholders of OceanFirst.

Under the OceanFirst bylaws, no director shall stand for re-election to the OceanFirst board following his or her 72nd birthday.

The OceanFirst bylaws further provide that each director is required to maintain a residence in the State of New Jersey. In addition, no person shall be eligible for election or appointment to the OceanFirst board: (i) if such person has, within the previous 10 years, been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818(u), or any successor provision; (ii) if such person has been convicted of a crime involving dishonesty or breach of trust which is punishable by imprisonment for a term exceeding one year under state or federal law; (iii) if such person is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime. No person may serve on the OceanFirst board and at the same time be a director or officer of another co-operative bank, credit union, savings bank, savings and loan association, trust company, bank holding company or banking association or any affiliate thereof.

Under the Cape bylaws, each director is required be a stockholder of Cape. Cape’s organizational documents do not include a mandatory retirement age for directors.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Under the OceanFirst bylaws, unless the OceanFirst board determines otherwise, vacancies in the OceanFirst board are filled by a majority vote of the directors then in office, even if less than a quorum. The person who fills any such vacancy holds office for the unexpired term of the director to whom such person succeeds.	The Cape bylaws provide that, by virtue of Cape’s election to be subject to Section 3-804(c) of the MGCL, vacancies in the Cape board are filled only by the affirmative vote of two-thirds of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies. No decrease in the number of directors constituting the Cape board shall shorten the term of any incumbent director.

OCEANFIRST	CAPE

SPECIAL MEETINGS OF STOCKHOLDERS

Under the OceanFirst bylaws, subject to the rights of the holders of any class or series of preferred stock of OceanFirst, special meetings of OceanFirst stockholders may be called only by the board of directors pursuant to a resolution adopted by a majority of the directors.

Special meetings of stockholders of Cape may be called by the president or by the Cape board pursuant to a resolution adopted by a majority of the Cape board. Special meetings of the stockholders shall be called by the secretary at the request of stockholders only on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. Such written request must state the purpose or purposes of the meeting and the matters proposed to be acted upon at the meeting, and shall be delivered at the principal office of Cape addressed to the president or the secretary. The secretary shall inform the stockholders who make the request of the reasonably estimated cost of preparing and mailing a notice of the meeting and, upon payment of these costs to Cape, notify each stockholder entitled to notice of the meeting.

The OceanFirst bylaws provide that at any special meeting of the stockholders, only such business shall be conducted as shall have been brought before the meeting by or at the direction of the board of directors.	Cape’s articles of incorporation provide that stockholder proposals to be presented in connection with a special meeting of stockholders shall be presented by Cape only to the extent required by Section 2-502 of the MGCL and the Cape bylaws.

QUORUM

The OceanFirst bylaws provide that subject to certain exceptions, the presence, in person or by proxy, of the holders of record of the shares of capital stock of OceanFirst entitling the holders thereof to cast a majority of the shares entitled to vote shall be necessary to constitute a quorum at all meetings of the stockholders.	The Cape bylaws provide that at any meeting of the stockholders, the holders of at least a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Under the OceanFirst bylaws, subject to the rights of the holders of any class or series of preferred stock of OceanFirst, any action required or permitted to be taken by the stockholders of OceanFirst must be effected at an annual or special meeting of stockholders of OceanFirst and may not be effected by any consent in writing by such stockholders.	Under the MGCL and Cape’s organizational documents, any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a unanimous consent, in writing or by electronic transmission, that sets forth the action, is given by each stockholder entitled to vote on the matter and is filed with the records of stockholder meetings.

OCEANFIRST	CAPE

NOTICE OF STOCKHOLDER MEETINGS

The OceanFirst bylaws provide that written notice of the place, date, and time of all meetings of the stockholders shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided by the DGCL or the OceanFirst certificate of incorporation. When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.	The Cape bylaws provide that not less than 10 nor more than 90 days before each stockholders’ meeting, the secretary shall give notice of the meeting in writing or by electronic transmission to each stockholder entitled to vote at the meeting and to each other stockholder entitled to notice of the meeting. The notice shall state, among other things, the time and place of the meeting. A meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice to a date not more than 120 days after the original record date. At any adjourned meeting, any business may be transacted that might have been transacted at the original meeting.

ADVANCE NOTICE OF STOCKHOLDER PROPOSALS

The OceanFirst bylaws provide that in addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary. To be timely, a stockholder’s notice must be delivered or mailed to and received at the principal executive offices of OceanFirst not less than 90 days prior to the date of the annual meeting; provided, however, that in the event that less than 100 days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice to the secretary shall set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on OceanFirst’s books, of the stockholder proposing such business, (iii) the class and number of shares of	Under the Cape bylaws, in addition to any other applicable requirements for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary. To be timely, a stockholder’s notice must be delivered or mailed to and received by the secretary at the principal executive office of Cape by not later than the close of business on the 90th day prior to the anniversary date of the date of the proxy statement relating to the preceding year’s annual meeting and not earlier than the close of business on the 120th day prior to the anniversary date of the date of the proxy statement relating to the preceding year’s annual meeting. A stockholder’s notice to the secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and address of such stockholder as they appear on Cape’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (iii) the class or series and number of shares of capital stock of Cape which are owned

OCEANFIRST	CAPE

OceanFirst’s capital stock that are beneficially owned by such stockholder, and (iv) any material interest of such stockholder in such business.	beneficially or of record by such stockholder and such beneficial owner; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; and (v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

DISSENTERS’ RIGHTS

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the corporation is participating or a sale of all or substantially all of the assets of the corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation’s stock is either (a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or (b) held of record by more than 2,000 holders.

Under the MGCL, a stockholder has the right to demand and receive payment of the fair value of his or her or its stock from the successor if (a) the corporation consolidates or merges with another corporation, (b) the stockholder’s stock is to be acquired in a share exchange, (c) the corporation transfers all or substantially all of its assets, (d) the corporation amends its articles of incorporation in a way which alters the contract rights, as set forth in the articles of incorporation, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved in the articles of incorporation, or (e) the transaction is one governed by the Maryland Business Combination Act or exempted pursuant to the minimum price provisions. However, this right to demand and receive payment of fair value is not available, except for transactions governed by the Maryland Business Combination Act, if (i) the stock is listed on a national securities exchange, with limited exceptions, (ii) the stock is that of a successor in a merger, unless the merger alters the contract rights of the stock and the articles of incorporation does not reserve the right to do so or the stock is changed into something other than stock in the successor or cash, scrip or other rights or interest arising out of the treatment of fractional shares, (iii) the stock is not entitled to be voted on the transaction, (iv) the articles of incorporation provide that the holders of the stock are not entitled to exercise the rights of an objecting stockholder, or (v) the stock is that of an open-end investment company.

Cape common stock is listed on NASDAQ, a national securities exchange. Additionally, under the Cape articles of incorporation, Cape stockholders are not entitled to exercise the rights of an objecting stockholder.

OCEANFIRST	CAPE

PREEMPTIVE RIGHTS

Under Delaware law, OceanFirst stockholders are not entitled to any preemptive rights and no such rights are specifically provided for in the OceanFirst certificate of incorporation.	The Cape articles of incorporation further provide that except for preemptive rights approved by the Cape board, no holder of the capital stock of Cape or any other securities of Cape shall have any preemptive right to purchase or subscribe for any unissued capital stock of any class or series, or any unissued bonds, certificates of indebtedness, debentures or other securities convertible into or exchangeable for capital stock of any class or series or carrying any right to purchase stock of any class or series.

ANTI-TAKEOVER PROVISIONS AND RESTRICTIONS ON BUSINESS COMBINATIONS

The DGCL does not contain a control share acquisition provision.	Under the Cape bylaws, the provisions of the Maryland Control Share Acquisition Act (codified in Title 3, Subtitle 7 of the MGCL) shall not apply to any acquisition by any person of shares of stock of Cape.

OceanFirst has not opted out from the requirements of Section 203 of the DGCL.	Cape has not opted out from the requirements of the Maryland Business Combination Act.

Under Section 203 of the DGCL, OceanFirst is prohibited from engaging in a business combination with an interested stockholder (a person or group of affiliates owning at least 15% of the voting power of OceanFirst) for a period of three years after such interested stockholder became an interested stockholder unless (a) before the stockholder became an interested stockholder, the OceanFirst board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of OceanFirst outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to the time the stockholder became an interested stockholder the business combination is approved by the OceanFirst board and authorized by the affirmative vote of at least 66 2/3% of the outstanding	Under the Maryland Business Combination Act, business combinations between Cape and an interested stockholder or an affiliate of an interested stockholder are prohibited for 5 years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as any person who beneficially owns 10% or more of the voting power of Cape’s voting stock; or an affiliate or associate of Cape who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of Cape. A person is not an interested stockholder under the Maryland Business Combination Act if the Cape board approved in advance the transaction by which such person otherwise would have become an interested stockholder. In approving such a transaction, however, the Cape board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. After the 5-year moratorium, any business combination between Cape

OCEANFIRST	CAPE

voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders of OceanFirst.

In addition, the OceanFirst certificate of incorporation provides that OceanFirst is prohibited from engaging in a business combination with an interested stockholder for a period of two years after such interested stockholder became an interested stockholder unless the business combination has been (i) approved by a majority of the disinterested directors and (ii) approved by the affirmative vote of the outstanding shares of capital stock entitled to vote, or such vote (if any), as is required by law or the certificate of incorporation. An interested stockholder is defined as any person who beneficially owns 10% or more of the voting power of OceanFirst’s voting stock; or an affiliate or associate of OceanFirst who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of OceanFirst.

and an interested stockholder must be recommended by the Cape board and approved by the affirmative vote of at least: (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Cape, voting together as a single voting class, and (b) two-thirds of the votes entitled to be cast by holders of voting stock of Cape, other than voting stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These supermajority vote requirements do not apply if the Cape stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the Cape board prior to the time that the interested stockholder becomes an interested stockholder. The approval of the Cape board may be altered or repealed at any time unless the resolution adopted by the Cape board is made irrevocable by its terms.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

The OceanFirst certificate of incorporation provides that OceanFirst’s directors shall not be liable to OceanFirst or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.	The Cape articles of incorporation provide that an officer or director of Cape shall not be liable to Cape or its stockholders for money damages, except (a) to the extent that it is proved that the officer or director actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (b) to the extent that a judgment or other final adjudication adverse to the officer or director is entered in a proceeding based on a finding in the proceeding that the officer or director’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (c) to the extent otherwise provided by the MGCL.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The OceanFirst certificate of incorporation provides that OceanFirst shall indemnify and hold harmless to the fullest extent permitted by the DGCL any person who was or is a party or is threatened to be made a party to any legal proceeding by reason of the fact that such person (i) is or was a director or officer of OceanFirst, (ii) is or was serving at the request of	The Cape articles of incorporation provide that Cape shall indemnify (i) its current and former directors and officers, whether serving Cape or at its request any other entity, to the fullest extent required or permitted by the MGCL, including the advancement of expenses, and (ii) other employees and agents to such extent as shall be authorized by the Cape board.

OCEANFIRST	CAPE

OceanFirst as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan; provided, however, that OceanFirst shall not indemnify or agree to indemnify any of the foregoing persons against liability or expenses if he or she has not met the applicable standard for indemnification set forth in the DGCL. OceanFirst’s certificate of incorporation further provides that OceanFirst may maintain insurance to protect itself and any director, officer, employee or agent of OceanFirst, any subsidiary or affiliate of OceanFirst or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not OceanFirst would have the power to indemnify such person against such expense, liability or loss under the DGCL.	The Cape articles of incorporation further provide that Cape may maintain insurance to protect itself and any director, officer, employee or agent of Cape, any subsidiary or affiliate of Cape or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Cape would have the power to indemnify such person against such expense, liability or loss under the MGCL.

AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS

Under the OceanFirst bylaws, the OceanFirst board may amend, alter or repeal the bylaws at any meeting of the board, provided notice of the proposed change was given not less than two days prior to the meeting. The stockholders shall also have power to amend, alter or repeal the bylaws at any meeting of stockholders provided notice of the proposed change was given in the notice of the meeting; provided, however, that, notwithstanding any other provisions of the bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of OceanFirst common stock required by law, the OceanFirst certificate of incorporation, any preferred stock designation or the bylaws, the affirmative votes of the holders of at least 80% of the voting power of all the then-outstanding shares of OceanFirst capital stock, voting together as a single class, shall be required to alter, amend or repeal any provisions of the bylaws.

OceanFirst may amend or repeal any provision in the certificate of incorporation in the manner set forth in the DGCL; provided, however, that, notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, the OceanFirst certificate of incorporation requires the affirmative vote of the holders of at least 80% of the voting power of all the outstanding shares of OceanFirst’s capital stock to amend or repeal certain provisions of the certificate of incorporation, including, but not limited to, provisions relating to the 10% limitation on voting rights,

The Cape articles of incorporation provide that Cape may amend or repeal any provision of the articles of incorporation in the manner prescribed by the MGCL, and no stockholder approval shall be required if the approval of stockholders is not required for the proposed amendment or repeal by the MGCL. No proposed amendment or repeal of any provision of the articles of incorporation shall be submitted to a stockholder vote unless the Cape board has (1) approved the proposed amendment or repeal, (2) determined that it is advisable, and (3) directed that it be submitted for consideration at either an annual or special meeting of the stockholders pursuant to a resolution approved by the Cape board. The amendment or repeal of any provision of the articles of incorporation, other than as specified below, must be approved by at least two-thirds of all votes entitled to be cast by the holders of shares of capital stock of Cape entitled to vote on the matter, except that the proposed amendment or repeal of any provision of the articles of incorporation need only be approved by the vote of a majority of all the votes entitled to be cast by the holders of shares of capital stock of Cape entitled to vote on the matter if the amendment or repeal of such provision is approved by the Cape board pursuant to a resolution approved by at least two-thirds of the Cape board.

However, approval by at least 80% of the outstanding shares of Cape common stock is required to amend certain provisions of the Cape articles of incorporation,

OCEANFIRST	CAPE

stockholder action by written consent, the calling of special meetings, amendment of the bylaws, classification of the board, board vacancies, removal of directors, advance notice requirements for stockholder nominations, stockholder voting requirements for business combinations involving interested stockholders, indemnification of officers and directors, and the provision requiring at least 80% outstanding voting stock approval to amend the aforementioned provisions.

including, but not limited to, provisions relating to the 10% limitation on voting rights, classification of the board, board vacancies, removal of directors, amendment of the bylaws, acquisition offers, issuance of preferred stock, a stockholder quorum, indemnification of officers and directors, cumulative voting, advance notice requirements for stockholder proposals and nominations, and the provision requiring at least 80% outstanding voting stock approval to amend the aforementioned provisions.

The Cape articles of incorporation further provide that the Cape board is expressly empowered to adopt, amend or repeal the Cape bylaws. Any adoption, amendment or repeal of the bylaws by the Cape board shall require the approval of a majority of the entire Cape board. Stockholders shall also have the power to adopt, amend or repeal the bylaws of the Cape upon the affirmative vote of at least 80% of the outstanding common stock of Cape.

COMPARATIVE MARKET PRICES AND DIVIDENDS

OceanFirst common stock is listed on the NASDAQ under the symbol “OCFC” and Cape common stock is listed on the NASDAQ under the symbol “CBNJ.” The following table sets forth the high and low reported sale prices per share of OceanFirst common stock and Cape common stock, and the cash dividends declared per share for the periods indicated.

	OceanFirst Common Stock			Cape Common Stock
	High	Low	Dividend	High	Low	Dividend
2014
First Quarter	$19.47	$16.81	$0.12	$11.26	$9.92	$0.06
Second Quarter	18.64	15.34	0.12	11.23	10.2	0.06
Third Quarter	17.16	13.94	0.13	10.85	9.26	0.06
Fourth Quarter	17.76	15.25	0.13	9.59	8.82	0.06
2015
First Quarter	17.51	16.01	0.13	9.68	8.62	0.06
Second Quarter	18.88	16.65	0.13	9.89	8.86	0.06
Third Quarter	19.13	16.51	0.13	12.49	9.45	0.10
Fourth Quarter	21.00	16.74	0.13	13.32	11.89	0.10

On January 5, 2016, the last full trading day before the public announcement of the Transactions, the high and low sales prices of shares of OceanFirst common stock as reported on the NASDAQ were $19.99 and $19.53, respectively. On [●], 2016, the last practicable trading day prior to the printing of this joint proxy statement/prospectus, the high and low sales prices of shares of OceanFirst common stock as reported on the NASDAQ were $[●] and $[●], respectively. On January 21, 2016, OceanFirst declared cash dividends of $0.13 per share for the first quarter of 2016.

On January 5, 2016, the last full trading day before the public announcement of the Transactions, the high and low sales prices of shares of Cape common stock as reported on the NASDAQ were $12.56 and $12.22, respectively. On [●], 2016, the last practicable trading day prior to printing of this joint proxy statement/prospectus, the high and low sales prices of shares of Cape common stock as reported on the NASDAQ were $[●] and $[●], respectively. On January 18, 2016, Cape declared cash dividends of $0.10 per share for the first quarter of 2016.

As of [●], 2016, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for OceanFirst and Cape, respectively, there were approximately [●] registered holders of OceanFirst common stock and approximately [●] registered holders of Cape common stock.

Each of the OceanFirst stockholders and the Cape stockholders are advised to obtain current market quotations for OceanFirst common stock and Cape common stock. The market price of OceanFirst common stock and Cape common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the Transactions. No assurance can be given concerning the market price of OceanFirst common stock or Cape common stock before or after the effective date of the first-step merger. Changes in the market price of OceanFirst common stock prior to the completion of the Transactions will affect the market value of the stock portion of the merger consideration that Cape stockholders will be entitled to receive upon completion of the Transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF OCEANFIRST

The following table sets forth certain information as of March 11, 2016, unless otherwise specified, with respect to shares of OceanFirst common stock beneficially owned by: (i) each person known to OceanFirst to be the beneficial owner of more than 5% of OceanFirst common stock; (ii) each director and each named executive officer of OceanFirst as of March 11, 2016; and (iii) all OceanFirst directors and executive officers as a group. This information has been provided by each of the directors and executive officers at OceanFirst’s request or derived from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Beneficial ownership of securities means the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Unless otherwise indicated, to OceanFirst’s knowledge, the beneficial owner has sole voting and dispositive power over the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Shares Beneficially Owned(1)
5% Stockholders:
OceanFirst ESOP(2) 975 Hooper Avenue Toms River, New Jersey 08754-2009	1,573,850	[●]	%

OceanFirst Foundation(3) 1415 Hooper Avenue — Suite 304 Toms River, New Jersey 08753	1,101,593	[●]	%

Wellington Management Group, LLP(4) 280 Congress Street Boston, Massachusetts 02210	1,350,095	[●]	%

BlackRock Inc.(5) 40 East 52nd Street New York, New York 10022	1,028,099	[●]	%

John R. Garbarino(6)(9) 975 Hooper Avenue Toms River, New Jersey 08754	1,030,945	[●]	%

Directors(16):
Joseph J. Burke(7)	35,984	*
Angelo Catania(7)	37,914	*
Jack M. Farris(8)	1,850	*
John R. Garbarino(6)(9)	1,030,945	[●]	%
Christopher D. Maher(10)(11)	77,690	*
Donald E. McLaughlin(7)(12)	59,069	*
Diane F. Rhine(7)	61,558	*
Mark G. Solow(7)	21,024	*
John E. Walsh(7)	43,218	*

Named Executive Officers(16):
Michael J. Fitzpatrick(10)(13)	340,990	[●]	%
Joseph J. Lebel, III(10)(14)	105,921	*
Joseph R. Iantosca(10)(14)	112,621	*
Steven J. Tsimbinos(10)(15)	55,443	*

All directors and named executive officers as a group (13 persons)	1,984,217	[●]	%

*	Less than 1% of outstanding shares

(1)	The percentage of OceanFirst common stock beneficially owned was calculated based on [●] shares of common stock issued and outstanding as of March 11, 2016. The percentage treats as outstanding all shares underlying equity awards that are exercisable within 60 days after March 11, 2016 held by the directors and executive officers noted below, but not shares underlying equity awards that are exercisable by other stockholders.
(2)	Based on SEC Schedule 13G Amendment No. 19 filed February 9, 2016. Under the terms of the OceanFirst ESOP, the trustee will vote all allocated shares held in the OceanFirst ESOP in accordance with the instructions of the participants.
(3)	Based on SEC Schedule 13G Amendment No. 19 filed February 9, 2016. All shares of OceanFirst common stock held by the OceanFirst Foundation must be voted in the same ratio as all other shares of the OceanFirst common stock on all proposals considered by stockholders of the OceanFirst.
(4)	Based on SEC Schedule 13G Amendment No. 6 filed on February 11, 2016.
(5)	Based on SEC Schedule 13G Amendment No. 5 filed on January 27, 2016.
(6)	Includes 455,843 vested options under various OceanFirst option plans.
(7)	Includes 3,025 unvested shares. Each director, other than Jack M. Farris and John R. Garbarino, was awarded 681 restricted shares in February 2012, 713 restricted shares in February 2013, 1,880 restricted shares in March 2014, and 1,850 restricted shares in March 2015. Each such award vests at a rate of 20% per year commencing on March 1 of the year following the grant.
(8)	Includes 1,480 unvested shares. Mr. Farris was awarded 1,850 restricted shares in March 2015. Such award vests at a rate of 20% per year commencing on March 1 of the year following the grant.
(9)	Includes 1,480 unvested shares. Mr. Garbarino was awarded 1,850 restricted shares in March 2015. Such award vests at a rate of 20% per year commencing on March 1 of the year following the grant. Includes 265,277 shares held by a trust for which Mr. Garbarino serves as trustee, 14,445 shares owned by Mr. Garbarino’s wife, and 9,584 shares held by Mr. Garbarino and his wife as co-trustees.
(10)	Includes the following shares which have been allocated and are held in trust pursuant to the OceanFirst ESOP as of March 11, 2016: Mr. Maher: 988; Mr. Fitzpatrick: 77,208; Mr. Lebel: 7,091, Mr. Iantosca: 11,378 and Mr. Tsimbinos: 1,959. Such persons have sole voting power, but no investment power, except in limited circumstances, as to such shares.
(11)	Includes 5,956 unvested shares. Mr. Maher was awarded 4,566 restricted shares in June 2013 and 5,165 restricted shares in March 2015. Each such award vests at a rate of 20% per year commencing on March 1 of the year following the grant.
(12)	Includes 5,299 shares owned by Mr. McLaughlin’s wife.
(13)	Includes 5,420 unvested shares. Mr. Fitzpatrick was awarded 1,946 restricted shares in February 2012, 1,529 restricted shares in February 2013, 1,760 restricted shares in March 2014, and 1,540 restricted shares in March 2015. Each such award vests at a rate of 20% per year commencing on March 1 of the year following the grant.
(14)	Includes 3,526 unvested shares for each of Mr. Lebel and Mr. Iantosca. Each of Mr. Lebel and Mr. Iantosca was awarded 657 restricted shares in February 2012, 764 restricted shares in February 2013, 761 shares in June 2013, 1,910 restricted shares in March 2014, and 2,055 restricted shares in March 2015. Each such award vests at a rate of 20% per year commencing on March 1 of the year following the grant.
(15)	Includes 7,112 unvested shares. Mr. Tsimbinos was awarded 657 restricted shares in February 2012, 764 restricted shares in February 2013, 1,030 restricted shares in March 2014, and 6,060 restricted shares in March 2015. Each such award vests at a rate of 20% per year commencing on March 1 of the year following the grant.
(16)	Each director and executive officer maintains a mailing address at 975 Hooper Avenue, Toms River, New Jersey 08753.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CAPE

The following tables set forth certain information as of March 8, 2016, unless otherwise specified, with respect to shares of Cape common stock beneficially owned by: (i) each person known to Cape to be the beneficial owner of more than 5% of the shares of Cape common stock; (ii) each director and each named executive officer of Cape as of March 8, 2016; and (iii) all Cape directors and executive officers as a group. This information has been provided by each of the directors and executive officers at Cape’s request or derived from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Beneficial ownership of securities means the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Unless otherwise indicated, to Cape’s knowledge the beneficial owner has sole voting and dispositive power over the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Shares Beneficially Owned(1)
5% Stockholders:
Patriot Financial Partners, GP, LLC(2) Cira Centre, 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104	1,626,360		12.01%

Cape ESOP(3) 225 North Main Street, Cape May Court House, New Jersey 08210	1,076,670		7.95%

Directors(20):
Michael D. Devlin	524,596	(4)	3.87%
James F. Deutsch	1,631,360	(5)	12.05%
Gregory J. Facemyer	95,481	(6)	*
Benjamin D. Goldman	9,555	(7)	*
Matthew J. Reynolds	31,775	(8)	*
Frank J. Glaser	19,325	(9)	*
David C. Ingersoll, Jr.	45,325	(10)	*
Thomas K. Ritter	175,302	(11)	1.29%
Althea L.A. Skeels	21,336	(12)	*
Agostino R. Fabietti	111,734	(13)	*
Roy Goldberg	7,555	(14)	*
Hugh J. McCaffrey	20,016	(15)

Named Executive Officers(20):
Guy Hackney	103,455	(16)	*
Michele Pollack	64,526	(17)	*
James F. McGowan, Jr.	66,211	(18)	*
Charles L. Pinto	53,013	(19)	*

All directors and named executive officers as a group (16 persons)	2,980,565		22.01%

*	Represents less than 1% of the issued and outstanding shares.
(1)	The percentage of Cape common stock beneficially owned was calculated based on 13,540,875 shares of common stock issued and outstanding as of March 8, 2016. The percentage treats as outstanding all shares underlying equity awards that are exercisable within 60 days after March 8, 2016 held by the directors and executive officers noted below, but not shares underlying equity awards that are exercisable by other stockholders.
(2)

Based on information contained in a Schedule 13D/A filed by Patriot Financial Partners, L.P. on May 19, 2015. Patriot Financial Partners, L.P. possesses shared voting and dispositive power and beneficially owns 1,385,856 shares of Cape common stock. Patriot Financial Partners Parallel, L.P. possesses shared voting and dispositive power and beneficially owns 239,404 shares of Cape common stock. Patriot Financial Manager, L.P. possesses shared voting and dispositive power and beneficially owns 1,100 shares of Cape common stock. As described elsewhere in this joint proxy statement/prospectus, Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P. and Patriot Financial Manager, L.P. are collectively referred to herein as “Patriot.” Patriot Financial Partners, GP, LLC (the “LLC”) serves as a general partner of Patriot Financial Partners GP, L.P. (the “GP”) and the GP serves as general partner of Patriot. Messrs. Wycoff, Lubert and Deutsch also serve as general partners of Patriot and the GP and as members of the LLC. Based on these relationships, each of Messrs. Wycoff, Lubert and Deutsch, the LLC and the GP may be deemed to possess shared voting and dispositive power over the shares of Cape common stock held by Patriot, which totals 1,626,360 shares. This amount includes shares beneficially owned by Mr. Deutsch who is a Managing Director of Patriot Financial Partners, L.P. and a director of Cape Bancorp, Inc.
(3)	Based on a Schedule 13G filed by Cape ESOP with the SEC on February 11, 2016.
(4)	Includes 34,568 shares held by Mr. Devlin’s spouse, 4,500 shares held by Mr. Devlin’s daughters, 60,743 shares held by Mr. Devlin in an individual retirement account, 9,910 shares held by Mr. Devlin in the Cape ESOP and 300,000 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(5)	Includes 1,626,360 shares held in a partnership in which Mr. Deutsch is a member, and 4,800 shares of restricted stock held by Mr. Deutsch under a Cape equity plan.
(6)	Includes 25,331 shares held by Mr. Facemyer in an individual retirement account, 5,448 shares of restricted stock held by Mr. Facemyer under a Cape equity plan and an equity plan assumed by Cape, and 3,240 shares of common stock issuable upon exercise of options issued under an equity plan assumed by Cape.
(7)	Includes 5,625 shares of restricted stock held by Mr. Goldman under a Cape equity plan and 1,180 shares of Cape common stock issuable upon exercise of options issued under a Cape equity plan.
(8)	Includes 7,250 shares held by Mr. Reynolds in Mr. Reynolds’ company 401(k) Plan the Cape 401(k) Plan, 4,000 shares held by Mr. Reynolds in an individual retirement account, 4,800 shares of restricted stock held by Mr. Reynolds under a Cape equity plan and 2,360 shares of common stock issuable upon exercise of option issued under a Cape equity plan.
(9)	Includes 5,000 shares held by Mr. Glaser in an individual retirement account, 5,000 shares owned by a company controlled by Mr. Glaser, 4,800 shares of restricted stock held by Mr. Glaser under a Cape equity plan and 2,950 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(10)	Includes 4,800 shares of restricted stock held by Mr. Ingersoll under a Cape equity plan and 2,950 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(11)	Includes 107,389 shares held by Mr. Ritter’s spouse, 48,588 shares owned by a company controlled by Mr. Ritter, 10,000 shares in the Cape 401(k) Plan, 4,800 shares of restricted stock held by Mr. Ritter under a Cape equity plan and 2,590 shares of common stock issuable upon exercise of option issued under a Cape equity plan.
(12)	Includes 4,319 shares held by Ms. Skeels in an individual retirement account, 5,625 shares of restricted stock held by Ms. Skeels under a Cape equity plan, and 1,180 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(13)	Includes 71,697 shares held by Mr. Fabietti’s spouse, 22,000 shares held in an individual retirement account, 1,275 shares of restricted stock held by Mr. Fabietti under a Cape equity plan and 2,360 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(14)	Includes 5,625 shares of restricted stock held by Mr. Goldberg under a Cape equity plan, and 1,180 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(15)	Includes 4,904 shares held in an individual retirement account, 5,448 shares of restricted stock held by Mr. McCaffrey under a Cape equity plan and an equity plan assumed by Cape, and 3,240 shares of common stock issuable upon exercise of options issued under an equity plan assumed by Cape.
(16)	Includes 3,206 shares held by Mr. Hackney in an individual retirement account, 26,368 shares held by Mr. Hackney in the Cape 401(k) Plan, 8,348 shares held by Mr. Hackney in the Cape ESOP and 60,000 shares of common stock issuable upon exercise of options issued under a Cape equity plan.
(17)	Includes 4,526 shares held by Ms. Pollack in the Cape ESOP and 60,000 shares of common stock issuable upon exercise of options under a Cape equity plan.
(18)	Includes 2,000 shares held by Mr. McGowan in an individual retirement account, 4,211 shares held by Mr. McGowan in the Cape ESOP and 60,000 shares of common stock issuable upon exercise of options under a Cape equity plan.
(19)	Includes 2,300 shares held by Mr. Pinto in an individual retirement account, 2,713 shares held by Mr. Pinto in the Cape ESOP and 48,000 shares of common stock issuable upon exercise of options under a Cape equity plan.
(20)	Each director and executive officer maintains a mailing address at 225 North Main Street, Cape May Court House, New Jersey 08210.

LEGAL MATTERS

The validity of the OceanFirst common stock to be issued in connection with the first-step merger will be passed upon for OceanFirst by Skadden, Arps, Slate, Meagher & Flom LLP (New York, New York). Certain U.S. federal income tax consequences relating to the integrated mergers will be passed upon for OceanFirst by Skadden, Arps, Slate, Meagher & Flom LLP (New York, New York) and for Cape by Luse Gorman, PC (Washington, D.C.).

EXPERTS

OceanFirst

The consolidated financial statements of OceanFirst as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Cape

The consolidated financial statements of Cape as of December 31, 2014 and 2013, and for the years then ended, have been incorporated by reference herein in reliance upon the reports of Crowe Horwath LLP, independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting.

The consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows of Cape Bancorp, Inc. for the year ended December 31, 2012 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Colonial

The consolidated financial statements of Colonial as of December 31, 2014 and 2013, and for the years then ended, have been incorporated by reference in this joint proxy statement/prospectus in reliance upon the report of BDO USA, LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

OceanFirst

OceanFirst held its 2015 annual meeting of stockholders on May 6, 2015 and began mailing its proxy statement for such meeting on or about March 31, 2015. It is presently anticipated that OceanFirst’s 2016 annual meeting of stockholders will be held on June 2, 2016.

To be considered for inclusion in the OceanFirst sponsored proxy materials for OceanFirst’s 2016 annual meeting of stockholders, proposals by OceanFirst stockholders must comply with Rule 14a-8 under the Exchange Act. In order to comply with Rule 14a-8, among other requirements, any such proposal must have been received in writing by OceanFirst’s Corporate Secretary at 975 Hooper Avenue, Toms River, New Jersey 08753 no later than December 2, 2015.

OceanFirst stockholders may also make proposals, including director nominations, that are not intended to be included in OceanFirst’s proxy statement for its 2016 annual meeting of OceanFirst stockholders, so long as the proposals comply with OceanFirst’s bylaws. Based on the requirements set forth in OceanFirst’s bylaws, in order to make nominations for the election of directors or proposals for business to be brought before OceanFirst’s 2016 annual meeting of stockholders, any OceanFirst stockholder must deliver notice of such nomination or proposal to OceanFirst’s Corporate Secretary no later than March 4, 2016; provided that if less than 100 days’ notice or prior public disclosure of the date of such annual meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the date of such annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made.

Cape

Cape held its 2015 annual meeting of stockholders on April 27, 2015 and began mailing its proxy statement for such meeting on or about March 24, 2015. Cape will hold a 2016 annual meeting of Cape stockholders only if the first-step merger is not completed. However, if the first-step merger is not completed for any reason, Cape will hold an annual meeting of its stockholders in 2016.

To be considered for inclusion in the Cape sponsored proxy materials for Cape’s 2016 annual meeting of stockholders, proposals by Cape stockholders must comply with Rule 14a-8 under the Exchange Act. In order to comply with Rule 14a-8, among other requirements, any such proposal must have been received in writing by Cape’s Corporate Secretary at 225 North Main Street, Cape May Court House, New Jersey 08210 no later than November 25, 2015.

Cape stockholders may also make proposals, including director nominations, that are not intended to be included in Cape’s proxy statement for its 2016 annual meeting of stockholders, if held, so long as the proposals comply with Cape’s bylaws. In order to comply with Cape’s bylaws, among other requirements, Cape must have received any Cape stockholder proposals no later than 90 calendar days prior to the anniversary date of the prior year’s proxy statement and not earlier than 120 calendar days prior to the anniversary date of the prior year’s proxy statement. If the 2016 annual meeting of the Cape stockholders is held on a date more than 20 calendar days before the anniversary date of the prior year’s annual meeting, or delayed by more than 60 calendar days after the anniversary date of the prior year’s annual meeting, any Cape stockholder proposal, including director nominations, must be received no later than 90 calendar days prior to the anniversary date of the prior year’s annual meeting and no earlier than 120 days after the anniversary date of the prior year’s annual meeting.

WHERE YOU CAN FIND MORE INFORMATION

OceanFirst is filing with the SEC this registration statement under the Securities Act of 1933, as amended, to register the issuance of the shares of OceanFirst common stock to be issued in connection with the first-step merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of OceanFirst in addition to being a proxy statement for OceanFirst stockholders and Cape stockholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about OceanFirst and OceanFirst common stock.

OceanFirst and Cape also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as OceanFirst and Cape, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by OceanFirst with the SEC are also available at OceanFirst’s website at www.oceanfirstonline.com under the tab “Investor Relations,” and then under the heading “SEC Filings”. The reports and other information filed by Cape with the SEC are available at Cape’s website at www.capebanknj.com under the tab “Investor Relations,” and then under the heading “SEC Filings”. The web addresses of the SEC, OceanFirst and Cape are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

The SEC allows OceanFirst and Cape to incorporate by reference information in this joint proxy statement/prospectus. This means that OceanFirst and Cape can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that OceanFirst and Cape previously filed with the SEC. They contain important information about the companies and their financial condition.

OceanFirst SEC Filings (SEC File No. 001-11713)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2014
Annual Report on Form 11-K	Filed on June 17, 2015
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2015, June 30, 2015 and September 30, 2015

Current Reports on Form 8-K	Filed on January 23, 2015, February 11, 2015, February 26, 2015, March 19, 2015, April 24, 2015, May 6, 2015, May 7, 2015, June 19, 2015, July 10, 2015, July 24, 2015, July 27, 2015, August 4, 2015, August 10, 2015, October 23, 2015, November 3, 2015, January 6, 2016, January 6, 2016, January 8, 2016 and January 22, 2016 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed March 27, 2015

The description of OceanFirst common stock set forth in its registration statement on Form 8-A, as amended, filed on May 8, 1996, including any amendment or report filed with the SEC for the purpose of updating this description.

Cape SEC Filings (SEC File No. 001-33934)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2014
Annual Report on Form 11-K	Filed on June 24, 2015
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2015, June 30, 2015 and September 30, 2015

Current Reports on Form 8-K	Filed on January 9, 2015, January 22, 2015, January 28, 2015, February 2, 2015, February 20, 2015, March 19, 2015, March 19, 2015, March 31, 2015,

Cape SEC Filings (SEC File No. 001-33934)	Period or Date Filed

April 1, 2015, April 27, 2015 April 28, 2015, April 29, 2015, July 23, 2015, July 30, 2015, August 5, 2015, September 1, 2015, September 9, 2015, September 22, 2015, October 21, 2015, October 26, 2015, January 6, 2016, January 6, 2016, January 7, 2016, January 20, 2016 and February 1, 2016 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed on March 24, 2015

The description of Cape common stock set forth in the registration statement on Form 8-A filed January 30, 2008, which incorporates by reference the portion of the “Description of Cape Bancorp Capital Stock” contained in Cape’s Prospectus filed pursuant to Rule 424(b)(3) on November 27, 2007, including any amendment or report filed with the SEC for the purpose of updating this description.

The historical audited consolidated financial statements of Colonial (SEC File No. 001-34817) as of December 31, 2014 and 2013 and for the years then ended and the related notes thereto are also incorporated by reference in this joint proxy statement/prospectus from Colonial’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is available at http://www.SEC.gov.

In addition, OceanFirst and Cape also incorporate by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and, in the case of OceanFirst, the date of the OceanFirst special meeting, and, in the case of Cape, the date of the Cape special meeting, provided that OceanFirst and Cape are not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, OceanFirst has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to OceanFirst, and Cape has supplied all information contained or incorporated by reference relating to Cape.

Documents incorporated by reference are available from OceanFirst and Cape without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

OceanFirst Financial Corp. 975 Hooper Avenue Toms River, New Jersey 08753 Attention: Investor Relations Telephone: (732) 240-4500	Cape Bancorp, Inc. 225 North Main Street Cape May Court House, New Jersey 08210 Attention: Investor Relations Telephone: (800) 858-2265 (ex 4506)

OceanFirst stockholders and Cape stockholders requesting documents must do so by [●] to receive them before their respective special meetings. You will not be charged for any of these documents that you request. If you request any incorporated documents from OceanFirst or Cape, then OceanFirst and Cape, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither OceanFirst nor Cape has authorized anyone to give any information or make any representation about the Transactions or the companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

OCEANFIRST FINANCIAL CORP.,

JUSTICE MERGER SUB CORP.

and

CAPE BANCORP, INC.

Dated as of January 5, 2016

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-58
Agreement	A-1
Articles of Merger	A-2
Bank Merger	A-6
Bank Merger Agreement	A-6
Bank Merger Certificate	A-6
BHCA	A-9
Cash Consideration	A-3
Chosen Courts	A-70
Closing	A-2
Closing Date	A-2
Code	A-1
Company	A-1
Company Articles	A-10
Company Bank	A-6
Company Benefit Plans	A-18
Company Bylaws	A-10
Company Common Stock	A-3
Company Contract	A-24
Company Disclosure Schedule	A-9
Company Equity Awards	A-5
Company Equity Plan	A-4
Company ERISA Affiliate	A-18
Company ESOP	A-54
Company Indemnified Parties	A-55
Company Insiders	A-60
Company Leased Properties	A-26
Company Meeting	A-50
Company Owned Properties	A-26
Company Qualified Plans	A-19
Company Real Property	A-26
Company Regulatory Agreement	A-24
Company Reports	A-21
Company Restricted Stock Award	A-5
Company Stock Option	A-4
Company Subsidiary	A-10
Confidentiality Agreement	A-50
Continuing Employees	A-52
Converted Company Option	A-4
Delaware Secretary	A-2
Derivative Contract	A-24
Determination Date	A-65
DGCL	A-2
DOL	A-18
Effective Time	A-2
Enforceability Exceptions	A-25
Environmental Laws	A-25
ERISA	A-18
ESOP Termination Date	A-54

A-v

Page
Exception Shares	A-3
Exchange Act	A-13
Exchange Agent	A-6
Exchange Fund	A-6
Exchange Ratio	A-3
FDIC	A-10
Federal Reserve Board	A-9
FHLB	A-10
Final Index Price	A-65
First-Step Merger	A-1
GAAP	A-10
Governmental Entity	A-13
HOLA	A-30
Index	A-65
Index Ratio	A-65
Initial Index Price	A-66
Initial Parent Market Value	A-66
Integrated Mergers	A-1
Intellectual Property	A-26
IRS	A-18
Joint Proxy Statement	A-13
Liens	A-11
Loan Participation	A-28
Loans	A-28
Material Adverse Effect	A-9
Materially Burdensome Regulatory Condition	A-49
Merger Consideration	A-3
Merger Sub	A-1
Merger Sub Articles	A-5
Merger Sub Bylaws	A-5
MGCL	A-2
Multiemployer Plan	A-19
Multiple Employer Plan	A-19
NASDAQ	A-8
New Certificates	A-3
New Plans	A-53
NJ Department	A-13
OCC	A-13
Old Certificate	A-3
Parent	A-1
Parent Bank	A-6
Parent Benefit Plans	A-37
Parent Bylaws	A-5
Parent Certificate	A-5
Parent Common Stock	A-3
Parent Contract	A-40
Parent Disclosure Schedule	A-30
Parent Equity Awards	A-32
Parent ERISA Affiliate	A-37
Parent ESOP	A-54
Parent Leased Properties	A-41

A-vi

Page
Parent Market Value	A-66
Parent Meeting	A-50
Parent Owned Properties	A-41
Parent Real Property	A-41
Parent Regulatory Agreement	A-39
Parent Reports	A-38
Parent Restricted Stock Awards	A-31
Parent Severance Plan	A-53
Parent Stock Options	A-31
Parent Subsidiary	A-31
Parent Voting Agreements	A-60
PBGC	A-18
Permitted Encumbrances	A-26
Premium Cap	A-55
Regulatory Agencies	A-13
Representatives	A-57
Requisite Company Vote	A-12
Requisite Parent Vote	A-32
Requisite Regulatory Approvals	A-49
Restrictive Covenant	A-21
S-4	A-13
Sarbanes-Oxley Act	A-15
SDAT	A-2
SEC	A-13
Second-Step Merger	A-1
Second-Step Merger Certificates	A-2
Securities Act	A-21
SRO	A-13
Stock Consideration	A-3
Subsidiary	A-10
Superior Proposal	A-58
Surviving Corporation	A-1
Takeover Statutes	A-27
Tax	A-18
Tax Return	A-18
Taxes	A-18
Terminated Plan	A-53
Termination Date	A-64
Termination Fee	A-66
Voting Agreements	A-1

A-vii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of January 5, 2016 (this “Agreement”), is by and among OceanFirst Financial Corp., a Delaware corporation (“Parent”), Justice Merger Sub Corp., a Maryland corporation and a wholly-own Subsidiary of Parent (“Merger Sub”), and Cape Bancorp, Inc., a Maryland corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company (the “First-Step Merger”), so that the Company is the surviving corporation in the First-Step Merger and a wholly-owned Subsidiary of Parent and (ii) immediately thereafter, the Company, as the surviving corporation in the First-Step Merger, will merge (the “Second-Step Merger”, and together with the First-Step Merger, the “Integrated Mergers”) with and into Parent, with Parent being the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Parent to enter into this Agreement, certain shareholders of the Company have simultaneously herewith entered into separate voting agreements with Parent (collectively, the “Voting Agreements”) in connection with the First-Step Merger; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Integrated Mergers and also to prescribe certain conditions to the Integrated Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE INTEGRATED MERGERS

1.1 The Integrated Mergers; Effective Time.

(a) Subject to the terms and conditions of this Agreement, in accordance with the Maryland General Corporation Law (the “MGCL”), at the Effective Time, Merger Sub shall merge with and into the Company. The Company shall be the surviving corporation in the First- Step Merger, and shall continue its corporate existence under the laws of the State of Maryland. Upon consummation of the First-Step Merger, the separate corporate existence of Merger Sub shall terminate. On or before the Closing Date, Parent and the Company, respectively, shall cause to be filed articles of merger with the Maryland State Department of Assessments and Taxation (the “SDAT”) in accordance with the MGCL (the “Articles of Merger”). The First-Step Merger shall become effective as of the date and time specified in the Articles of Merger (such date and time, the “Effective Time”).

(b) Immediately following the Effective Time, subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the MGCL, the Company, as the surviving corporation in the First-Step Merger, shall merge with and into Parent. Parent shall be the Surviving Corporation in the Second-Step Merger, and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Second-Step Merger, the separate corporate existence of the Company shall terminate. On or before the Closing Date, Parent and the Company, respectively, shall cause to be filed a certificate of merger with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger with the SDAT (collectively, the “Second-Step Merger Certificates”). The Second-Step Merger shall become effective as of the date and time specified in the Second-Step Merger Certificates.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Integrated Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, at the offices of Skadden, Arps, Slate, Meagher and Flom LLP, on a date which shall be no later than two (2) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effects of the Integrated Mergers. At and after the Effective Time, the First-Step Merger shall have the effects set forth in the applicable provisions of the MGCL. At the effective time of the Second-Step Merger, the Second-Step Merger shall have the effects set forth in the applicable provisions of the DGCL and the MGCL.

1.4 Effects of First-Step Merger on Merger Sub and Parent Common Stock. At and after the Effective Time, each share of (a) capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassesable share of the capital stock of the Company and (b) common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the First-Step Merger.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the First-Step Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or owned by the Company or Parent (in each case, other than shares of Company Common Stock held in any Company Benefit Plans or related trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity or as a result of debts previously contracted (collectively, the “Exception Shares”)), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive the following, without interest:

(i) $2.25 in cash (the “Cash Consideration”); and

(ii) 0.6375 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) and cash in lieu of fractional shares as calculated pursuant to Section 2.2(e); it being understood that upon the effective time of the Second-Step Merger, the Parent Common Stock, including the shares issued to former holders of Company Common Stock as Merger Consideration, shall be the common stock of the Surviving Corporation.

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration in accordance with, and subject to, Section 1.5(a), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b). Old Certificates previously representing shares of Company Common Stock shall be exchanged for evidence of shares in book entry form or, at Parent’s option, certificates (collectively referred to herein as “New Certificates”), representing the Stock Consideration (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) and the Cash Consideration, as applicable, upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent (in each case, other than the Exception Shares) shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6 Effects of Second-Step Merger on Capital Stock. At the effective time of the Second-Step Merger, each share of (a) Parent Common Stock issued and outstanding immediately prior to such time shall remain issued and outstanding and shall not be affected by the Second-Step Merger and (b) capital stock of the Company, as the surviving corporation in the First-Step Merger, issued and outstanding immediately prior to such time, shall be cancelled and shall cease to exist and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.7 Treatment of Company Equity Awards.

(a) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under the Cape Bancorp, Inc. 2008 Equity Incentive Plan (the “Company Equity Plan”) and the Colonial Financial Services, Inc. 2011 Equity Incentive Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall, without any further action on the part of any holder thereof, be assumed and converted into an option to purchase from Parent, on the same terms and conditions as were applicable under such Company Stock Option immediately prior to the Effective Time, a number of shares of Parent Common Stock (rounded down to the nearest whole share) determined by multiplying (x) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by (y) 0.75, at a per share exercise price (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (i) the per share exercise price for each share of Company Common Stock subject to such Company Stock Option by (ii) 0.75 (each, as so adjusted, a “Converted Company Option”). All rounding described in this Section 1.7(a) shall be done on an aggregate basis.

(b) The Converted Company Options shall have the same vesting schedule (including any acceleration of vesting as provided in the Company Equity Plan) as the Company Stock Options and otherwise shall have the same terms and conditions as such Company Stock Options; provided, that Parent shall convert the Company Stock Options into Converted Company Options in a manner consistent with the requirements of Sections 409A and 424(a) of the Code, as applicable. After such assumption and conversion, the Converted Company Options shall be subject to all of the terms and conditions of the plan and grant agreements under which the Company Stock Options were originally issued (including any applicable change in control or other accelerated vesting provisions, and this transaction shall constitute a change in control for all relevant provisions).

(c) At the Effective Time, each restricted stock award in respect of shares of Company Common Stock granted under the Company Equity Plan that is outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall be or become fully vested and the restrictions thereon shall lapse, and each holder thereof shall be entitled to receive the Merger Consideration in accordance with Section 1.5 of this Agreement. The Company will be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local tax laws as allowed under the Company Equity Plan. For purposes of this Agreement, the Company Stock Options and Company Restricted Stock Awards shall be referred to as the “Company Equity Awards.”

(d) At or prior to the Effective Time, the Company, the Board of Directors of the Company and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary, including obtaining any consents, to (i) effectuate the provisions of this Section 1.7, (ii) ensure that following the Effective Time, there are no obligations with respect to the Company Equity Awards other than as set forth in this Section 1.7 and (iii) terminate the Company Equity Plan solely for purposes of granting new Company Equity Awards, effective as of the Effective Time; provided, that no action taken by the Company shall be required to be irrevocable until immediately prior to the Effective Time.

1.8 Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Articles of Incorporation of Merger Sub (the “Merger Sub Articles”), as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Company until thereafter amended in accordance with their terms and applicable law. At the effective time of the Second-Step Merger, the Certificate of Incorporation of Parent (the “Parent Certificate”), as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.9 Bylaws of Surviving Corporation. At the Effective Time, the Bylaws of Merger Sub (the “Merger Sub Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Company until thereafter amended in accordance with their terms and applicable law. At the effective time of the Second-Step Merger, the Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and applicable law.

1.10 Directors; Officers. At and immediately after the Effective Time, the directors and officers of the Company shall consist of the directors and officers of Merger Sub in office immediately prior to the Effective Time until their respective successor are duly elected or appointed and qualified. Subject to Section 6.11, the directors and officers of the Surviving Corporation in the Second-Step Merger shall be the directors and officers of Parent in office immediately prior to the effective time of the Second-Step Merger.

1.11 Tax Consequences. For U.S. federal income Tax purposes, (a) the parties intend that (i) the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) Parent, Merger Sub and the Company shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation Section 1.368-2(g).

1.12 Bank Merger. Immediately following the consummation of the Integrated Mergers, Cape Bank, a New Jersey-chartered stock savings bank and a wholly-owned Subsidiary of the Company (“Company Bank”), will merge (the “Bank Merger”) with and into OceanFirst Bank, a federally-chartered capital stock savings bank and a wholly-owned Subsidiary of Parent (“Parent Bank”), pursuant to the agreement and plan of merger attached hereto as Exhibit A, dated as of the date hereof, by and between Company Bank and Parent Bank (the “Bank Merger Agreement”). Parent Bank shall be the surviving bank in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the effective time of the Second-Step Merger. Prior to the Effective Time, the Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to make the Bank Merger effective (the “Bank Merger Certificate”) immediately following the effective time of the Second-Step Merger.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) New Certificates representing the aggregate Stock Consideration to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a), and (b) cash in an amount sufficient to pay (i) the aggregate Cash Consideration payable to holders of Company Common Stock and (ii) cash in lieu of any fractional shares of Parent Common Stock (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto (after giving effect to Section 6.10), being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, provided that no such investment or losses thereon shall affect the amount of Merger Consideration payable to the holders of Old Certificates. Any interest and other income resulting from such investments shall be paid to Parent.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I and who has not previously submitted its Old Certificates, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration which such holder shall have become entitled to receive in accordance with, and subject to, Section 1.5(a), and any cash in lieu of fractional shares which the shares of Company Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing the Stock Consideration to which such holder of Company Common Stock shall have become entitled to receive in accordance with, and subject to, Section 1.5(a), and (ii) a check representing the amount of (1) the Cash Consideration which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates in accordance with, and subject to, Section 1.5(a), (2) any cash in lieu of fractional shares which such holder has the right to receive in respect of the surrendered Old Certificate or Old Certificates pursuant to Section 2.2(e) and (3) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Cash Consideration or any cash in lieu of fractional shares payable to holders of Old Certificates. Until surrendered as contemplated by this

Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which were previously payable with respect to the Stock Consideration which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive (after giving effect to Section 6.10).

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on The Nasdaq Global Select Market (“NASDAQ”) (as reported by The Wall Street Journal) for the five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Each of Parent and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, Merger Sub or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which the deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if requested by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent or Parent, as applicable, will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Company Reports filed by the Company since December 31, 2014 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby; except, with respect to subclauses (A), (B) or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Articles of Incorporation of the Company (the “Company Articles”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Company Bank is a New Jersey chartered savings bank duly organized, validly existing and in good standing under the laws of the State of New Jersey. The deposits of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of New York (the “FHLB”) and owns the requisite amount of stock therein. Without duplication of the representations made by the Company in each of the foregoing sentences of this Section 3.1(b), each Subsidiary of the Company (each, a “Company Subsidiary”), (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid in full when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 13,540,875 shares of Company Common Stock issued and outstanding, (ii) 2,532,834 shares of Company Common Stock held in treasury, (iii) 799,171 shares of

Company Common Stock reserved for issuance upon the exercise of the outstanding Company Stock Options, (iv) 62,019 shares of Company Common Stock outstanding in respect of Company Restricted Stock Awards and (v) no other shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote. There are no trust preferred or subordinated debt securities of the Company or any of its Subsidiaries issued or outstanding. Other than the Company Stock Options and the Company Restricted Stock Awards, in each case, issued prior to the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Company Common Stock or other equity interests of the Company, other than the Voting Agreements. Section 3.2(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all the Company Equity Awards issued and outstanding under the Company Equity Plan as of the date hereof specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Equity Award, (C) the grant date of each such Company Equity Award, (D) the vesting schedule for each such Company Equity Award, (E) the exercise price for each such Company Equity Award that is a Company Stock Option, and (F) the expiration date for each such Company Equity Award that is a Company Stock Option. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding.

(b) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Integrated Mergers have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has determined that the Integrated Mergers, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of the Company and its shareholders, has adopted this Agreement and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the total number of outstanding shares of Company Common Stock entitled to vote at the Company Meeting as required by the Company Articles and the MGCL (the “Requisite Company Vote”), no other corporate proceedings or approvals on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Board of Directors of Company Bank has adopted the Bank Merger Agreement. The Company, as the sole shareholder of Company Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Company Bank.

3.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”), and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the Department of Banking and Insurance of the State of New Jersey and where appropriate, with the Commissioner of the Department of Banking and Insurance of the State of New Jersey (collectively, the “NJ Department”) in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of (i) any filings that are necessary under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the filing of a joint proxy statement in definitive form relating to the meetings of the Company’s and Parent’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and (ii) the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the Articles of Merger with the SDAT pursuant to the MGCL, (g) the filing of the Second-Step Merger Certificates with the Delaware Secretary and the SDAT in accordance with the DGCL and the MGCL, respectively, (i) the filing of the Bank Merger Certificate and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the consummation by the Company of the Integrated Mergers and the other transactions contemplated hereby (including the Bank Merger).

3.5 Reports. The Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with (a) any state regulatory authority, including the NJ Department, (b) the SEC, (c) the Federal Reserve Board, (d) the FDIC, (e) the OCC, and (f) any self-regulatory organization (an “SRO”) ((a) – (f), as applicable, and collectively “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigation would not reasonably be expected to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2013, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company and its Subsidiaries have fully resolved all “matters requiring attention,” “matters requiring immediate attention” or similar items as identified by any such Governmental Entity.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Crowe Horwath LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on the Company. The Company (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the

Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. These disclosures were made in writing by management to the Company’s auditors and audit committee and a copy has previously been made available to Parent. There is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.

3.7 Broker’s Fees. With the exception of the engagement of Raymond James & Associates, Inc., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Integrated Mergers or related transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Raymond James & Associates, Inc., related to the Integrated Mergers and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2014, except with respect to (i) matters set forth on Section 3.8(b) of the Company Disclosure Schedule, (ii) the transactions contemplated hereby and (iii) the acquisition by the Company of Colonial Financial Services, Inc., the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9 Legal Proceedings.

(a) Neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any material nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers, other than those set forth on Section

3.9(a)(i) of the Company Disclosure Schedule or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Integrated Mergers, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable). Each of the Company and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

(g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which the Company was the common parent) or (ii) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

(h) Neither the Company nor any of its Subsidiaries has distributed stock to another Person, or has had its stock distributed by another Person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) Neither the Company nor any of its Subsidiaries has undergone an “ownership change” within the meaning of Section 382 (g) of the Code within the past five years.

(k) Neither the Company nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

(l) As used in this Agreement, the term “Tax” or “Taxes” means all U.S. federal, state and local, and foreign taxes, fees assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties related thereto.

(m) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which the Company or any Subsidiary or any trade or business of the Company or any of its Subsidiaries, whether or not incorporated, all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or any Company ERISA Affiliate.

(b) The Company has heretofore made available to Parent true, correct and complete copies of the following documents with respect to each of the Company Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Company Benefit Plan, (iii) where any Company Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iii) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules and financial statements attached, (iv) the most recently received IRS determination letter, if any, relating to any Company Benefit Plan, (v) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years and (vi) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither the Company nor any of its

Subsidiaries has taken any action to take corrective action or made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e) Each Company Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance with the requirements of Section 409A of the Code, except where any non-compliance has not and cannot reasonably be expected to result in material liability to the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries.

(f) With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Company Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Company Benefit Plan’s actuary with respect to such Company Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Company Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Company Benefit Plan.

(g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, none of the Company, its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company.

(j) Except as set forth in Section 3.11(j) of the Company Disclosure Schedule, there are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Company’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, that could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Company Benefit Plan, or any other party.

(k) To the knowledge of the Company, none of the Company and its Subsidiaries nor any Company ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, the Company, any of its Subsidiaries, any Company ERISA Affiliate or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as disclosed in Section 3.11(l) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of the Company or any of its Subsidiaries, or result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require the Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

(m) No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. The Company has made available to Parent true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(n) Neither the Company nor its Subsidiaries remain subject to any compensation-related limitations or restrictions imposed by or related to Section 111 of the Emergency Economic Stabilization Act of 2008, as amended.

(o) Except as set forth in Section 3.11(o) of the Company Disclosure Schedule, there are no pending or, to the Company’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries and no employees of the Company or any of its Subsidiaries are represented by any labor organization.

(p) To the knowledge of the Company, and except as could not reasonably be expected to result in material harm to the Company or any of its Subsidiaries, no current or former employee or independent contractor of the Company or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, (“Restrictive Covenant”) or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation: (i) to the Company or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for the Company or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

(q) To the knowledge of the Company, no employee of the Company or any of its Subsidiaries with a base salary in excess of $150,000 intends to terminate his or her employment relationship.

3.12 SEC Reports. The Company has previously made available to Parent an accurate and complete copy of each communication mailed by the Company to its shareholders since December 31, 2013. No such communication or any final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2013 by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”), as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2013, as of their respective dates, all the Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Company Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.13 Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have at all times since December 31, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and to the knowledge of the Company no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to the Company or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA Patriot Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of the Company, or its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (a) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, independent contractors or consultants other than in the ordinary course of business consistent with past practice, (ii) which, upon the execution or delivery of this Agreement, shareholder adoption of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by the Company or any of its affiliates or upon consummation of the Integrated Mergers will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) any of the benefits of which contract, arrangement, commitment or understanding (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder adoption of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the FHLB and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $500,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, (ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $100,000 per annum (other than any such contracts which are terminable by the Company or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), (x) which includes an indemnification obligation of the Company or any of its Subsidiaries with a maximum potential liability in excess of $100,000 or (xi) which involves aggregate payments or receipts by or to the Company or any of its Subsidiaries in excess of $100,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by the Company or any Subsidiary of the Company of any material penalty. Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither the Company nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b) Each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Contract. To the Company’s knowledge each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any of its Subsidiaries under any such Company Contract.

3.15 Agreements with Regulatory Agencies. Except as set forth on Section 3.15 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement. The Company and its Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which it is a party or is subject. The Company and its Subsidiaries have not received any notice from any Governmental Entity indicating that the Company or its Subsidiaries is not in compliance in any material respect with any Regulatory Agreement.

3.16 Risk Management Instruments. Except as set forth in Section 3.16 of the Company Disclosure Schedule, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (each, a “Derivative Contract”), whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Company’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Each such Derivative Contract has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP consistently applied. Each Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

3.17 Environmental Matters. Except as disclosed in Section 3.17 of the Company Disclosure Schedule, and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of the

Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.18 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, the Company has made available to Parent the material terms of such policies, practices and procedures.

3.19 Real Property. Except as disclosed in Section 3.19 of the Company Disclosure Schedule, the Company and each Company Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Company Reports as being owned by the Company or any such Company Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all material Liens, except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Company Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

3.20 Intellectual Property. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on the Company: (i) (A) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to the Company that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries, and (iii) neither the Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary, and the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21 Related Party Transactions. Except as set forth in Section 3.21 of the Company Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates), on the other hand, except those of a type available to employees of the Company or its Subsidiaries generally.

3.22 Takeover Statutes. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested stockholder”, “affiliate transactions”, or similar provision of any state anti-takeover (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Integrated Mergers or any of the other transactions contemplated by this Agreement under the MGCL or federal law.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Raymond James & Associates, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company and its Subsidiaries which is provided by the Company or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Parent or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of September 30, 2015, had an outstanding balance of $100,000 or more and under the terms of which the obligor was, as of September 30, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of the Company or any of its Subsidiaries, or to the knowledge of the Company, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of September 30, 2015, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of September 30, 2015, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Set forth in Section 3.25(b) of the Company Disclosure Schedule is a true, correct and complete list, as of September 30, 2015, of each Loan of the Company or any of its Subsidiaries that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Each outstanding Loan of the Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) Except as set forth in Section 3.25(e) of the Company Disclosure Schedule, none of the agreements pursuant to which the Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Neither the Company nor any of its Subsidiaries is now nor has it ever been since December 31, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26 of the Company Disclosure Schedule and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.27 No Dissenter’s or Appraisal Rights. With respect to the transactions contemplated hereby, no holder of the capital stock of the Company is entitled to exercise any appraisal rights under the MGCL or any successor statute, or any similar dissenter’s or appraisal rights, and the Board of Directors of the Company has not adopted any resolutions granting or conferring appraisal rights upon any shareholder of the Company.

3.28 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Parent Reports filed by Parent since December 31, 2014 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a savings and loan holding company duly registered with the Federal Reserve Board under the Home Owners’ Loan Act of 1933, as amended (“HOLA”). Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Certificate and the Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Parent Bank is a federally chartered savings association duly organized, validly existing and in good standing under the laws of the United States. The deposits of Parent Bank are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Without duplication of the representations made by Parent in each of the foregoing sentences of this Section 4.1(b) and those made by Parent in Section 4.1(c), each Subsidiary of Parent (a “Parent Subsidiary”) is duly organized and validly existing under the laws of its jurisdiction of organization, is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Parent, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid in full when due, and no proceedings for the termination of such insurance are pending or threatened. Parent Bank is a member in good standing of the FHLB and owns the requisite amount of stock therein. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Parent as of the date hereof.

(c) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is wholly owned by Parent. Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Merger Sub Articles and Merger Sub Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of 55,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 17,286,557 shares of Parent Common Stock issued and outstanding, (ii) 16,280,215 shares of Parent Common Stock held in treasury, of which 127,107 shares are allocable to awards of restricted Parent Common Stock (“Parent Restricted Stock Awards”) granted under the OceanFirst Financial Corp. 2006 Stock Incentive Plan or the OceanFirst Financial Corp. 2011 Stock Incentive Plan (as amended), as applicable, and 2,288,181 shares have been issued to satisfy stock options granted under the OceanFirst Financial Corp. 2000 Stock Incentive Plan, the OceanFirst Financial Corp. 2006 Stock Incentive Plan or the OceanFirst Financial Corp. 2011 Stock Incentive Plan, as applicable (the “Parent Stock Options”, and together with the Parent Restricted Stock Awards, the “Parent Equity Awards”), and (iii) no other shares of capital stock or other voting securities of Parent issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote. Except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, there are no trust preferred or subordinated debt securities of Parent or any of its Subsidiaries are issued or outstanding. Other than the Parent Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent, other than any Parent Voting Agreement entered into in accordance with Section 6.20 of this Agreement.

(b) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Integrated Mergers have been duly and validly approved by the Board of Directors of Parent. The Board of Directors of Parent has determined that the Integrated Mergers, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Parent and its shareholders, has adopted this Agreement and has directed that the issuance of shares of Parent Common Stock in connection with the First-Step Merger be submitted to Parent’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the affirmative vote of a majority of the total votes cast on the proposal to issue shares of Parent Common Stock in connection with the First-Step Merger (the “Requisite Parent Vote”), no other corporate proceedings or approvals on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the First-Step Merger have been validly authorized (subject to the attainment of the Requisite Parent Vote) and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate or the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent.

(c) The Board of Directors of Parent Bank has adopted the Bank Merger Agreement. Parent, as the sole shareholder of Parent Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Parent Bank.

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices, as applicable, with the NASDAQ, (b) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the HOLA and approval of such applications, filings and notices, (c) the filings of applications, filings and notices, as applicable, with the OCC, and approval of such applications, filings and notices, (d) the filing of applications, filings and notices, as applicable, with the NJ Department in connection with the Bank Merger, and approval of such applications, filings and notices, (e) the filing with the SEC of (i) any filings under applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement and (ii) the S-4 and declaration of effectiveness of the S-4, (f) the filing of the Articles of Merger with the SDAT pursuant to the MGCL, (g) the filing of the Second-Step Merger Certificates with the Delaware Secretary and the SDAT in accordance with the DGCL and the MGCL, respectively, (i) the filing of the Bank Merger Certificate, and (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent of this Agreement or (B) the consummation by Parent of the Integrated Mergers and the other transactions contemplated hereby (including the Bank Merger).

4.5 Reports. Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigation would not reasonably be expected to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2013, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2015, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Parent. Parent (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and a copy has previously been made available to the Company. There is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d) Since January 1, 2013, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. With the exception of the engagement of Sandler O’Neill + Partners, L.P., neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Integrated Mergers or related transactions contemplated by this Agreement. Parent has disclosed to the Company as of the date hereof the aggregate fees provided for in connection with the engagement by Parent of Sandler O’Neill + Partners, L.P. related to the Integrated Mergers and the other transactions contemplated hereby.

4.8 Absence of Certain Changes or Events. Since December 31, 2014, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.9 Legal Proceedings.

(a) Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to Parent’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations (i) of any material nature against Parent or its Subsidiaries or any of their current or former directors or executive officers, other than those set forth on Section 4.9(a)(i) of the Parent Disclosure Schedule or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Integrated Mergers, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

4.10 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

(b) All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable). Each of Parent and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that Parent or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no material Liens for Taxes on any of the assets of Parent or any of its Subsidiaries.

(e) Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither Parent nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

4.11 Employees.

(a) Section 4.11(a) of the Parent Disclosure Schedule lists all Parent Benefit Plans. Each Parent Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, “Parent Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Parent or any Subsidiary or any trade or business of Parent or any of its Subsidiaries, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Parent ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries or any Parent ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Parent or any of its Subsidiaries or any Parent ERISA Affiliate.

(b) With respect to each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code: (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Parent Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Parent Benefit Plan’s actuary with respect to such Parent Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Parent Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Parent or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Parent Benefit Plan.

(c) There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Parent’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans that could reasonably be expected to result in any material liability of Parent or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Parent Benefit Plan, or any other party.

(d) There are no pending or, to Parent’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Parent or any of its Subsidiaries, or any strikes or other material labor disputes against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries and, to the knowledge of Parent, there are no organizing efforts by any union or other group seeking to represent any employees of Parent or any of its Subsidiaries and no employees of Parent or any of its Subsidiaries are represented by any labor organization.

4.12 SEC Reports. Parent has previously made available to the Company an accurate and complete copy of each communication mailed by Parent to its shareholders since December 31, 2013. No such communication or any final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2013 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2013, as of their respective dates, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. None of the Parent Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.13 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have at all times since December 31, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid in full all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and to the knowledge of Parent no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Parent or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Parent Bank is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Parent, or its Subsidiaries, or to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Parent or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

4.14 Agreements with Regulatory Agencies. Except as set forth on Section 4.14 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement. Parent and its Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which it is a party or is subject. Parent and its Subsidiaries have not received any notice from any Governmental Entity indicating that Parent or its Subsidiaries is not in compliance in any material respect with any Regulatory Agreement.

4.15 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each a “Parent Contract”) and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b) Each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Parent and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Parent Contract. To Parent’s knowledge, each third-party counterparty to each Parent Contract has in all material respects performed all obligations required to be performed by it under such Parent Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Parent or any of its Subsidiaries under any such Parent Contract.

4.16 Environmental Matters. Except as disclosed in Section 4.16 of the Parent Disclosure Schedule, and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Parent any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Parent, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. To the knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Parent is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.17 Insurance. Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and Parent and its Subsidiaries are in compliance in all material respects with their insurance policies, are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.18 Real Property. Parent and each Parent Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Parent Reports as being owned by Parent or any such Parent Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Parent Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Parent Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Parent Leased Properties” and, collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Parent’s knowledge, the lessor. There are no pending or, to the knowledge of Parent, threatened condemnation proceedings against Parent Real Property.

4.19 Loan Portfolio.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, each Loan of Parent and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Each outstanding Loan of Parent and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(c) There are no outstanding Loans made by Parent or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Parent or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(d) Neither Parent nor any of its Subsidiaries is now nor has it ever been since December 31, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

4.20 Takeover Statutes. No Takeover Statute is applicable to this Agreement, the Integrated Mergers or any of the other transactions contemplated by this Agreement under the DGCL or federal law.

4.21 Opinion. Prior to the execution of this Agreement, the Board of Directors of Parent has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Sandler O’Neill + Partners, L.P. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to Parent. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.22 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Joint Proxy Statement and the S- 4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.23 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of the Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law or as consented to in writing by Parent, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course in all material respects, use reasonable best efforts to maintain and preserve intact its business organization, employees, independent contractors and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform the Company’s covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld):

(a) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its other Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) regular quarterly cash dividends by the Company at a rate not in excess of $0.10 per share of Company Common Stock, (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly-owned Subsidiaries, or (C) the acceptance of shares of Company Common Stock as payment for the exercise price of the Company Stock Options or for withholding taxes incurred in connection with the exercise of the Company Stock Options or the vesting or settlement of the Company Equity Awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity or equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding (including by issuing any shares of Company Common Stock that are held as “treasury shares” as of the date of this Agreement) any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date hereof in accordance with their terms;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary of the Company, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case, other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the Company Disclosure Schedule;

(d) except for transactions in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of the Company;

(e) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to the Company, or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(f) except as required under applicable law or the terms of any Company Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), (ii) amend (whether in writing or through the interpretation of) any Company Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (which includes executive officers) in the ordinary course of business, consistent with past practice, that do not exceed, with respect to any individual, two and one-half percent (2.5%) of such individual’s base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, other than annual bonuses in respect of performance in 2015 and payable in early 2016 that are determined in the ordinary course of business, consistent with past practice and that do not exceed the amount set forth on Section 5.2(f)(iv) of the Company Disclosure Schedule, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000 or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of the Company or any of its Subsidiaries;

(g) settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $50,000 individually or in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

(h) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code;

(i) amend the Company Articles, Company Bylaws or comparable governing document of any of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade;

(l) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Integrated Mergers set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(n) (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity, (ii) make any loans or extensions of credit except in the ordinary course of business consistent with past practice, or (iii) make any individual unsecured loan or extension of credit that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to Parent) in excess of $100,000 or any individual secured loan or extension of credit either (x) in excess of $500,000 and secured by property located, or made to a borrower that resides or is headquartered, more than seventy-five (75) miles from the Company’s principal executive office (it being understood that the Company shall, on a biweekly basis from the date of this Agreement until the Effective Time, deliver to Parent a schedule setting forth any secured loan or extension of credit in excess of $500,000 made by the Company or any of its Subsidiaries) or (y) in excess of $2.0 million;

(o) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

(p) make, or commit to make, any capital expenditures in excess of $50,000 individually or $250,000 in the aggregate;

(q) make, change or revoke any Tax election, adopt or change any Tax accounting method, file any amended Tax Return, settle or compromise any Tax Liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

(r) make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;

(s) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the properties or assets of the Company or any of its Subsidiaries;

(t) with respect to the transactions contemplated hereby, take any action to cause any holder of the capital stock of the Company to be entitled to exercise any appraisal rights under the Company’s Bylaws or the MGCL or any successor statute, or any similar dissenter’s or appraisal rights; or

(u) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld):

(a) amend the Parent Certificate or Parent Bylaws in a manner that would adversely affect the economic benefits of the Integrated Mergers to the holders of Company Common Stock;

(b) (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make, declare or pay any dividend, or make any other distribution on, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except regular quarterly cash dividends or dividends paid by any of the Subsidiaries of Parent to Parent or any of its wholly owned Subsidiaries);

(c) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Entity entering an order prohibiting the consummation of the transactions contemplated hereby, or (iii) materially delay the consummation of the transactions contemplated hereby;

(d) take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Integrated Mergers set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(e) take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

5.4 Tax-free Reorganization. Officers of Parent, Merger Sub and the Company shall execute and deliver to Skadden, Arps, Slate, Meagher & Flom LLP and to Luse Gorman, PC, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the Joint Proxy Statement and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax treatment of the Integrated Mergers.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and the Company shall promptly prepare and file with the SEC, no later than 30 business days after of the date of this Agreement, the Joint Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall cooperate in respect of the form and content of any other communication with shareholders of the Company. Each of Parent and the Company shall use their reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Parent and the Company shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their respective reasonable best efforts to promptly (and in the case of the regulatory applications to the Federal Reserve Board, the OCC and the NJ Department within 30 business days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Integrated

Mergers and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to applicable laws relating to the exchange of information (and subject to necessary redactions relating to confidential or sensitive information), all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any formal meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require Parent or the Company to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to the Company) on any of Parent, the Company or the Surviving Corporation, after giving effect to the Integrated Mergers (a “Materially Burdensome Regulatory Condition”).

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Integrated Mergers, the Bank Merger and the other transactions contemplated by this Agreement.

(d) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the OCC and the NJ Department and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Integrated Mergers and the Bank Merger, the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable laws, each of Parent and the Company, for the purposes of verifying the representations and warranties of the other and preparing for the Integrated Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period from the date of this Agreement to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems and records (excluding Parent’s tax returns and related work papers), and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which Parent or the Company, as the case may be, is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated December 3, 2015, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3 Shareholders’ Approvals.

(a) Each of Parent and the Company shall call a meeting of its shareholders (the “Parent Meeting” and the “Company Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote and the Requisite Parent Vote required in connection with this Agreement, the First-Step Merger and the issuance of shares of Parent Common Stock in connection with the First-Step Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger agreement or otherwise approve the transactions contemplated hereby, and each shall use its reasonable best efforts to cause such meetings to occur as promptly as reasonably practicable and on the same date.

(b) Subject to Section 6.3(c) and Section 6.3(d), as applicable, the Board of Directors of each of Parent and the Company shall use its reasonable best efforts to obtain from the shareholders of Parent and the Company, as the case may be, the Requisite Parent Vote, in the case of Parent, and the Requisite Company Vote, in the case of the Company, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that such shareholders approve (i) this Agreement and the transactions contemplated hereby, in the case of the Company, and (ii) the issuance of shares of Parent Common Stock in connection with the First-Step Merger, in the case of Parent.

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of Parent, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Board of Directors of Parent may (but shall not be required to) submit this Agreement to Parent’s shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors of Parent may communicate the basis for its lack of a recommendation to Parent’s shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

(d) Subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, the Board of Directors of the Company may (but shall not be required to) submit this Agreement to the Company’s shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of the Company may not take any actions under this Section 6.3(d) in connection with an Acquisition Proposal unless (i) such Acquisition Proposal did not result from a breach by the Company of Section 6.12; (ii) such Acquisition Proposal constitutes a Superior Proposal; (iii) the Company gives Parent at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action, including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal (including the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (iv) at the end of such notice period, the Board of Directors of the Company takes into account any amendment or modification to this Agreement proposed by Parent (it being understood that Parent shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, again determines in good faith that such Acquisition Proposal constitutes a Superior Proposal and that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(d) and will require a new determination and notice period as referred to in this Section 6.3(d).

(e) Parent or the Company shall adjourn or postpone the Parent Meeting or the Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting the Company or Parent, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote or the Requisite Parent Vote (it being understood that, (i) if Parent, pursuant to Section 6.3(c), submits this Agreement to Parent’s shareholders without recommendation, or if (ii) the Company, pursuant to Section 6.3(d), submits this Agreement to Company’s shareholders without recommendation, an adjournment or postponement of the meeting due to an insufficient quorum or the failure to obtain the Requisite Company Vote or the Requisite Parent Vote, as applicable, shall not be required by this Section 6.3(e)). Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the Parent Meeting and the Company Meeting shall be convened and this Agreement shall be submitted to the shareholders of each of Parent and the Company at the Parent Meeting and the Company Meeting, respectively, for the purpose of voting on the adoption of this Agreement and the issuance of shares of Parent Common Stock in connection with the First-Step Merger, as applicable, and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Parent or the Company of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Integrated Mergers and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Integrated Mergers, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the First-Step Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the first anniversary thereof, Parent shall, or shall cause the Surviving Corporation to, provide the employees of the Company and its Subsidiaries who continue to be employed by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), while employed by Parent or its Subsidiaries after the Effective Time, with base salaries and wages no less favorable than, and with employee benefits that are substantially comparable in the aggregate to, the base salaries, wages and employee benefits provided to similarly situated employees of Parent and its Subsidiaries; provided that (A) Parent may satisfy its obligation under this Section 6.6(a) by providing or causing the Surviving Corporation to provide such Continuing Employees with base salaries and wages that are no less favorable than, and with employee benefits that are substantially comparable in the aggregate to, the base salaries, wages and employee benefits provided by the Company or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time and (B) to satisfy its obligation under this Section 6.6(a), Parent shall not be obligated to provide to such Continuing Employees any equity or equity-based compensation.

(b) Parent shall, or shall cause the Surviving Corporation, to assume and honor all Company Benefit Plans in accordance with their terms. Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time. Any employee of Company or Company Bank whose employment is terminated by Parent or Parent Bank (other than for cause) and who is not a party to an employment, change in control or severance agreement or contract providing severance payments shall, in the manner set forth on Section 6.6(b) of the Parent Disclosure Schedule, be covered and be eligible to receive severance benefits under, and subject to the terms and conditions of, the severance plan or policy of Parent (the “Parent Severance Plan”), set forth on Section 6.6(b) of the Parent Disclosure Schedule, provided, however that such employee enters into a release of claims against Parent, any Parent Subsidiary, Company, Company Bank and any Subsidiary or Affiliate of any of the above, in a customary form reasonably satisfactory to Parent. Notwithstanding the forgoing, at the written direction of Parent to Company prior to the Closing, Company or Company Bank shall pay such cash severance benefit to any Company or Company Subsidiary employee whose employment will be terminated at Closing.

(c) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(d) Unless Parent requests otherwise in writing, effective prior to the Closing, the Company shall terminate the Cape Bank Employees’ Savings & Profit Sharing Plan (the “Terminated Plan”). The Company

shall provide Parent with resolutions adopted by the Company’s board of directors terminating the Terminated Plan, the form and substance of which shall be subject to the reasonable advance approval of Parent. As soon as practicable following the Effective Time, with respect to the Terminated Plan, Parent shall permit or cause its Subsidiaries (including the Surviving Corporation) to permit the Continuing Employees to roll over their account balances and outstanding loan balances, if any, thereunder into an “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by Parent or its Subsidiaries (including the Surviving Corporation).

(e) Company Bank shall, effective no later than immediately prior to, and contingent upon, the Effective Time (the “ESOP Termination Date”), adopt such necessary resolutions and or amendments to the Company Bank Employee Stock Ownership Plan (the “Company ESOP”) to (i) direct the Company ESOP trustee to deliver a sufficient number of unallocated shares of Company Common Stock held in Company ESOP’s Suspense Account (as defined in the Company ESOP) to Company to repay any outstanding Company ESOP loan at the Effective Time, (ii) provide for treatment of all remaining shares of Company Common Stock held in the Company ESOP trust in accordance with Sections 2.1 and 2.2 of this Agreement, and (iii) provide that no new participants shall be admitted to the Company ESOP on or after the ESOP Termination Date. The form and substance of such resolutions and any necessary amendments shall be subject to the review and approval of Parent, which shall not be unreasonably withheld. Company shall deliver to Parent an executed copy of such resolutions and any necessary amendments as soon as practicable following their adoption by the Board of Directors of Company and shall fully comply with such resolutions and any necessary amendments. The accounts of all participants and beneficiaries in the Company ESOP as of the ESOP Termination Date shall become fully vested as of the ESOP Termination Date. Any unallocated shares of Company Common Stock held in the Company ESOP’s Suspense Account after repayment of the Company ESOP loan shall be converted into Merger Consideration and shall be allocated as earnings to the accounts of Company ESOP participants who are employed as of the ESOP Termination Date based on their account balances under the Company ESOP as of the ESOP Termination Date. As soon as practicable after the date of this Agreement, Company shall file or cause to be filed all necessary documents with the IRS for a determination letter for termination of the Company ESOP. As soon as practicable following the receipt of a favorable determination letter from the IRS regarding the qualified status of the Company ESOP upon its termination, the account balances in the Company ESOP shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Parent agrees to permit Company ESOP participants who become employees of Parent or Parent Subsidiaries to roll over their account balances in the Company ESOP to the Parent Employee Stock Ownership Plan (“Parent ESOP”).

(f) Except as provided in Section 6.6(i) below, nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the third sentence of Section 9.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including without limitation any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the fullest extent as would have been permitted by the Company pursuant to the Company Articles, the Company Bylaws, the governing or organizational documents of any Subsidiary of the Company and the MGCL immediately prior to the Effective Time; and Parent and the Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent as would have been permitted by the Company pursuant to the Company Articles, the Company Bylaws, the governing or organizational documents of any Subsidiary of the Company and the MGCL immediately prior to the Effective Time; provided, that, if required, the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with, but only upon the prior written consent of Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7. The obligations of the Surviving Corporation, Parent and the Company under this Section 6.7 shall not be terminated or modified in a manner so as to adversely affect the Company Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Company Indemnified Party or affected person.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Integrated Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.9 Advice of Changes. Parent and the Company shall each promptly (but in no event more than 24 hours) advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of any condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.10 Dividends. After the date of this Agreement, each of Parent and the Company shall coordinate with the other the declaration of any dividends in respect of Parent Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the First-Step Merger.

6.11 Corporate Governance. Effective as of the Effective Time, Parent and Parent Bank, respectively, shall (i) increase the size of the Board of Directors of Parent and Parent Bank to ten (10) members and (ii) appoint Michael D. Devlin to the Board of Directors of Parent and Parent Bank, respectively, as a member of the class of directors that has a term expiring at the 2018 annual meeting of the stockholders. In the event that Mr. Devlin is unable to serve, Parent and Parent Bank, respectively, shall select and appoint a director from the existing Board of Directors of the Company to serve as a member of the class of directors of Parent and Parent Bank, respectively, for a term to expire at the 2018 annual meeting of the stockholders.

6.12 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal, except to notify such person of the existence of the provisions of this Section 6.12(a); provided, that, prior to the date of the Company Meeting, in the event the Company receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.12(a), it may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that (1) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (2) failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information or data, or participating in any negotiations or discussions, in each case, permitted pursuant to the foregoing proviso, the Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal and will use its reasonable best efforts, subject to applicable law, to (x) enforce any confidentiality, standstill or similar agreement relating to an Acquisition Proposal and (y) within ten (10) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than the Company) pursuant to such agreement. The Company will promptly (and in any event within twenty-four

(24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal, copies of any written Acquisition Proposal and written summaries of any material oral communications relating to an Acquisition Proposal), and will keep Parent apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal.

(b) As used in this Agreement,

(i) “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Company; and

(ii) “Superior Proposal” shall mean any bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that the Company’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors) (1) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company; (2) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the shareholders of the Company pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (B) is, in light of the other terms of such proposal, more favorable to the shareholders of the Company than the Integrated Mergers and the transactions contemplated by this Agreement; and (3) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(c) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

6.13 Board of Directors and Committee Meetings. Subsequent to the receipt of all Requisite Regulatory Approvals, the Company shall permit representatives of Parent and Parent Bank to attend any meeting of its board of directors or the executive and loan committees thereof as an observer, subject to the Confidentiality Agreement; provided, that the Company shall not be required to permit such representatives to remain present during any confidential discussions of this Agreement and the transactions contemplated hereby or any Acquisition Proposal or during any other matter (a) that the Board of Directors of the Company has reasonably determined to be confidential with respect to the participation of Parent or Parent Bank or (b) that the Company would not be required to disclose under Section 6.2 of this Agreement.

6.14 Public Announcements. The Company and Parent shall each use their reasonable best efforts to develop a joint communications plan, to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

6.15 Change of Method. The Company and Parent shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of the Company’s shareholders or Parent’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

6.16 Restructuring Efforts. If either the Company or Parent shall have failed to obtain the Requisite Company Vote or the Requisite Parent Vote at the duly convened Company Meeting or Parent Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of the Company as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its respective shareholders for approval.

6.17 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Integrated Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Integrated Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and the Company and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.18 Exemption from Liability Under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain the Company Insiders (as defined below), both prior to and after the Effective Time, it is desirable that the Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and the Company Equity Awards in the First-Step Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.18. Assuming the Company delivers to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), the Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or the Company Equity Awards by

the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Integrated Mergers, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.19 No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.20 Parent Voting Agreements. Parent shall use its reasonable best efforts to cause each of the directors and certain executive officers of Parent to, as soon as reasonably practicable following the date of this Agreement (and in any event no later than the 30th day following the date hereof), enter into separate voting agreements with the Company in respect of the Requisite Parent Vote, on such terms and conditions as are customary for agreements of that type (the “Parent Voting Agreements”).

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Integrated Mergers. The respective obligations of the parties to effect the Integrated Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Requisite Parent Vote and the Requisite Company Vote shall have been obtained.

(b) NASDAQ Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(c) Requisite Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Integrated Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Integrated Mergers.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Integrated Mergers is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a), 3.7, 3.8(a) and 3.27 (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(b), 3.2(b), and 3.3(a) (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have complied in all respects with its obligations under Section 5.2(t) of this Agreement and shall have performed in all material respects the other obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Tax Opinion. Parent shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing in the Effective Time, the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may rely upon the certificates, representations and covenants referred to in Section 5.4.

(d) FIRPTA Certificate. The Company shall have delivered to Parent a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under Section 1445 of the Code, stating that the Company is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Integrated Mergers is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a), 4.7 and 4.8 (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(b), 4.2(b) and 4.3(a) (in each case, after giving effect to the lead in to Article IV)

shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received the written opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing in the Effective Time, the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Luse Gorman, PC may rely upon the certificates, representations and covenants referred to in Section 5.4.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the obtainment of the Requisite Company Vote or the Requisite Parent Vote:

(a) by mutual consent of Parent and the Company in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

(b) by either the Board of Directors of Parent or the Board of Directors of the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Integrated Mergers or the other transactions contemplated hereby and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either the Board of Directors of Parent or the Board of Directors of the Company if the Integrated Mergers shall not have been consummated on or before the one (1) year anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either the Board of Directors of Parent or the Board of Directors of the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within 45 days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company, if the Board of Directors of Parent shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of Parent approve the issuance of shares of Parent Common Stock in connection with the First-Step Merger, or withdrawn, modified or qualified such recommendation in a manner adverse to the Company, or resolved to do so, or failed to reaffirm such recommendation within two (2) business days after the Company requests in writing that such action be taken, or (ii) breached its obligations under Section 6.3 in any material respect;

(f) by Parent, if the Board of Directors of the Company shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of the Company adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Parent, or resolved to do so, or failed to reaffirm such recommendation within two (2) business days after Parent requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Company Common Stock that has been publicly disclosed (other than by Parent or an affiliate of Parent) within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) recommended or endorsed an Acquisition Proposal, or (iii) breached its obligations under Sections 6.3 or 6.12 in any material respect; or

(g) By the Company, if its Board of Directors so determines by a vote of a majority of the members of its entire board within a five (5) day period commencing on the Determination Date, if both of the following conditions are satisfied, such termination to be effective on the tenth (10th) day following the Determination Date: (i) the Parent Market Value on the Determination Date is less than $15.74 and (ii) the number obtained by dividing the Parent Market Value on the Determination Date by the Initial Parent Market Value is less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.15; subject, however, to the following three sentences. If the Company elects to exercise its termination right pursuant to this Section 8.1(g), it shall promptly (and in any event no later than the last day of the five (5) day period commencing on the Determination Date) notify Parent in writing of such election. During the five (5) day period commencing with Parent’s receipt of such notice, Parent shall have the option to increase the Exchange Ratio to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial Parent Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.15 and the denominator of which is equal to the Parent Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial Parent Market Value by the Parent Market Value on the Determination Date, and multiplying such quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such five (5) day period, Parent delivers written notice to the Company that it intends to proceed with the Integrated Mergers by paying such additional consideration as contemplated by the preceding sentence, and notifies the Company of the revised Exchange Ratio, then no termination shall be permitted by, or shall have occurred pursuant to, this Section 8.1(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified). If Parent or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(g). For purposes of this Agreement, the following terms shall have the following meanings:

(i) The “Determination Date” means the first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Integrated Mergers have been received (disregarding any waiting period).

(ii) The “Final Index Price” means the average of the daily closing value of the Index, for the ten (10) consecutive trading days immediately preceding the Determination Date.

(iii) The “Index” means the NASDAQ Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the NASDAQ Bank Index.

(iv) The “Index Ratio” means the Final Index Price divided by the Initial Index Price.

(v) The “Initial Index Price” means the closing value of the Index on the date of this Agreement.

(vi) The “Initial Parent Market Value” means, $19.67, adjusted as indicated in the last sentence of Section 8.1(g).

(vii) The “Parent Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of Parent Common Stock as reported on the NASDAQ for the ten (10) consecutive trading days immediately preceding such specified date.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its fraud or knowing, intentional and material breach of any provision of this Agreement.

(b) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management or the Board of Directors of the Company or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (x) (A) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained or (B) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d), and (y) on or prior to the date that is eighteen (18) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same day funds, a fee equal to $7,200,000.00 (the “Termination Fee”).

(c) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, a fee equal to the Termination Fee on the date of termination.

(d) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then Parent shall pay the Company, by wire transfer of same day funds, a fee equal to the Termination Fee on the date of termination.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Integrated Mergers by the shareholders of Parent and the Company; provided, however, that after adoption of this Agreement by the shareholders of the Company or the approval of the issuance of shares of Parent Common Stock in connection with the First-Step Merger by the shareholders of Parent, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the shareholders of the Company or the approval of the issuance of shares of Parent Common Stock in connection with the First- Step Merger by the shareholders of Parent, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.2 Expenses. Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Integrated Mergers shall be borne equally by Parent and the Company.

9.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied or emailed (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company, to:

Cape Bancorp, Inc
201 Shore Road
Linwood, NJ 08221
Attention:	Michael D. Devlin
CEO & President
Facsimile:	(609) 465-4345
Email:	mdevlin@capebanknj.com

With a copy (which shall not constitute notice) to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, D.C. 20015
Attention:	Eric Luse
Marc Levy
Facsimile:	(202) 362-2902
Email:	eluse@luselaw.com
mlevy@luselaw.com

and

if to Parent, to:

OceanFirst Financial Corp.
975 Hooper Avenue
Toms River, New Jersey 08753
Attention:	Christopher D. Maher
President & CEO
Facsimile:	(732) 349-5070
Email:	cmaher@oceanfirst.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention:	David C. Ingles
Facsimile:	(917) 777-2697
Email:	David.Ingles@skadden.com

9.4 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, defined term index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge of the Company” means the actual knowledge (after due inquiry) of any of the executive officers of the Company, and the “knowledge of Parent” means the actual knowledge (after due inquiry) of any of the executive officers of Parent. As used herein, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) unless the context otherwise requires, the term “party” means a party to this agreement irrespective of whether such term is followed by the word “hereto” or the words “to this Agreement” and (iv) the term “made available” means any document or other information that was (a) provided in writing by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

9.5 Counterparts. This Agreement may be executed (including in any manner permitted by Section 9.12 of this Agreement) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (except that the matters relating to the fiduciary duties of the Board of Directors of the Company shall be subject to the laws of the State of Maryland).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.3.

9.8 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF

LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Integrated Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.12 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher Maher
	Name:	Christopher Maher
	Title:	President & CEO

JUSTICE MERGER SUB CORP.

By:	/s/ Christopher Maher
	Name:	Christopher Maher
	Title:	President

CAPE BANCORP, INC.

By:	/s/ Michael Devlin
	Name:	Michael Devlin
	Title:	President & CEO

[Signature Page to Agreement and Plan of Merger]

ANNEX B

FORM OF VOTING AGREEMENT

This VOTING AGREEMENT, dated as of January 5, 2016 (this “Agreement”), is by and between OceanFirst Financial Corp., a Delaware corporation (“Parent”), and the undersigned shareholder (the “Shareholder”). Capitalized terms used herein and not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, concurrently with the execution of this Agreement, Cape Bancorp, Inc., a Maryland corporation (the “Company”), Parent and Justice Merger Sub Corp., a Maryland corporation (“Merger Sub”), are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other transactions, (i) Merger Sub will merge with and into the Company on the terms and conditions set forth therein, with the Company surviving such merger (the “First-Step Merger”) and (ii) immediately thereafter, the Company will merge with and into Parent, with Parent being the surviving corporation (collectively with the First-Step Merger, the “Integrated Mergers”) and, in connection therewith, the shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement, subject to the terms and conditions therein;

WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, has the sole right to dispose of and, subject to Article 5, Section D of the Company Articles, has the sole right to vote, the number of shares of Company Common Stock set forth below the Shareholder’s signature on the signature page hereto (such Company Common Stock, together with any other capital stock of the Company acquired by the Shareholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities or otherwise, and any other securities issued by the Company that are entitled to vote on the approval the Merger Agreement held or acquired by the Shareholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”);

WHEREAS, receiving the Requisite Company Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, as an inducement to Parent to enter into the Merger Agreement and incur the obligations therein, Parent has required that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Dispositions.

(a) Agreement to Vote Company Common Stock. The Shareholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s shareholders, however called, the Shareholder will (x) appear at such meeting or, subject to Article 5, Section D of the Company Articles, otherwise cause all of the Shareholder’s Shares to be counted as present thereat for purposes of calculating a quorum and (y) subject to Article 5, Section D of the Company Articles, vote or cause to be voted all of such Shares, (1) in favor of the approval of the Merger Agreement, the First-Step Merger and the other transactions contemplated by the Merger Agreement, (2) against any Acquisition Proposal, without regard to any recommendation to the shareholders of the Company by the Board of Directors of the Company concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (3) against any agreement, amendment of any agreement (including the Company Articles and the

Company Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, or interfere with, delay, postpone, or discourage the transactions contemplated by the Merger Agreement and (4) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement.

(b) Restrictions on Transfers. The Shareholder hereby agrees that, from the date hereof until the earlier of the receipt of the Requisite Company Vote or the Expiration Time, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to take any of the foregoing actions, any Shares (collectively, “Transfer”) other than in connection with bona fide estate planning purposes to his or her affiliates or immediate family members; provided that as a condition to such Transfer, such affiliate or immediate family member, as applicable, shall execute an agreement that is identical in form and substance to this Agreement; provided, further, that the Shareholder shall remain jointly and severally liable for the breaches of any of his or her affiliates or immediate family members of the terms hereof. Any Transfer in violation of this provision shall be void. The Shareholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares owned by the Shareholder and that this Agreement places limits on the voting of the Shareholder’s Shares.

(c) Transfer of Voting Rights. The Shareholder hereby agrees that the Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares owned by the Shareholder.

(d) Acquired Shares. Any Shares or other voting securities of the Company with respect to which beneficial ownership is acquired by the Shareholder or any of his or her affiliates, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of the Company, if any, after the date hereof shall automatically become subject to the terms of this Agreement.

(e) No Inconsistent Agreements. The Shareholder hereby agrees that he or she shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shareholder’s Shares in any manner which is inconsistent with this Agreement.

Section 2. Non-Solicit. In his or her capacity as a shareholder of the Company, and not in his or her capacity as a director or officer of the Company (in which capacity the Shareholder may act in accordance with Sections 6.3 and 6.12 of the Merger Agreement), the Shareholder shall not, and shall use his or her reasonable best efforts to cause his or her affiliates and each of their respective officers, directors, employees and Representatives not to, directly or indirectly, (a) solicit, initiate, encourage (including by providing information or assistance) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (b) provide or cause to be provided any non-public information or data relating to the Company in connection with, or have any discussions with, any person relating to or in connection with an actual or proposed Acquisition Proposal (except to disclose the existence of the provisions of this Section), (c) engage in any discussions or negotiations concerning an Acquisition Proposal (provided that the Shareholder may refer any such person or entity to the provisions of this Section) or otherwise take any action to encourage or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (d) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Acquisition Proposal, (e) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in the Exchange Act) with respect to an Acquisition Proposal or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Integrated Mergers in accordance with the terms of the Merger Agreement, (f) initiate a shareholders’ vote or action by consent of the Company’s shareholders with respect to an Acquisition Proposal, (g) except by reason of this Agreement, become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal or (h) approve, endorse or recommend, agree to or accept, or propose to approve, endorse, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, investment agreement, acquisition agreement, option agreement or other similar agreement related to any Acquisition Proposal.

Section 3. Representations, Warranties and Covenants of the Shareholder.

(a) Representations and Warranties. The Shareholder represents and warrants to Parent as follows:

(i) Capacity; Consents. The Shareholder is an individual and has all requisite capacity, power and authority to enter into and perform his or her obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of the Shareholder for the execution, delivery and performance of this Agreement by the Shareholder or the consummation by the Shareholder of the transactions contemplated hereby.

(ii) Due Execution. This Agreement has been duly executed and delivered by the Shareholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by Parent, this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his or her obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder or his or her property or assets is bound, or any statute, rule or regulation to which the Shareholder or his or her property or assets is subject. Except as contemplated by this Agreement, neither the Shareholder nor any of his or her affiliates (a) has entered into any voting agreement or voting trust with respect to any Shares or entered into any other contract relating to the voting of the Shares or (b) has appointed or granted a proxy or power of attorney with respect to any Shares.

(v) Ownership of Shares. Except for restrictions in favor of Parent pursuant to this Agreement or voting restrictions contained in Article 5, Section D of the Company Articles, and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Shareholder owns, beneficially and of record, all of the Shareholder’s Shares free and clear of any proxy, voting restriction, adverse claim, security interest, or other lien, and has sole voting power and sole power of disposition with respect to such Shares with no restrictions on the Shareholder’s rights of voting or disposition pertaining thereto, and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder’s Shares. As of the date hereof, the number of the Shareholder’s Shares is set forth below the Shareholder’s signature on the signature page hereto. The Shareholder has possession of an outstanding certificate or outstanding certificates representing all of the Shareholder’s Shares (other than Shares held in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, any other person or, to the knowledge of the Shareholder, threatened against the Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Parent of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

(vii) Reliance. The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement and the representations and warranties of the Shareholder contained herein.

(b) Covenants. From the date hereof until the Expiration Time:

(i) The Shareholder agrees not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, interfering with or adversely affecting the performance by the Shareholder of his or her obligations under this Agreement.

(ii) The Shareholder hereby agrees to promptly notify Parent of the number of shares of Company Common Stock acquired by the Shareholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof and shall be deemed “Shares” for all purposes hereof.

(iii) The Shareholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by applicable Law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement the Shareholder’s identity and ownership of the Shares and the nature of the Shareholder’s obligation under this Agreement.

Section 4. Further Assurances. From time to time, at the request of Parent and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary to consummate and make effective the transactions contemplated by this Agreement.

Section 5. Termination. Other than this Section 5 and Section 6, which shall survive any termination of this Agreement, this Agreement will terminate upon the earlier of (a) the Effective Time and (b) the date of termination of the Merger Agreement in accordance with its terms (the “Expiration Time”); provided that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

Section 6. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email or facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(i) If to Parent, to:

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, New Jersey 08753

Attention:	Christopher D. Maher
President & CEO
Facsimile:	(732) 349-5070
Email:	cmaher@oceanfirst.com

(ii) with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: David Ingles

Facsimile: (917) 777-2697

Email: David.Ingles@skadden.com

(iii) If to the Shareholder, to the address of the Shareholder set forth below the Shareholder’s signature on the signature pages hereto.

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. No party hereto may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties hereto, except Parent may, without the consent of any other party hereto, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Parent. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise. Notwithstanding any Transfer of shares of Company Common Stock consistent with this Agreement, the transferor shall remain liable for the performance of all obligations of transferor under this Agreement.

(e) Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any person, other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i) Specific Performance; Remedies Cumulative. The parties hereto acknowledge that money damages are not an adequate remedy for breaches of this Agreement, that any breach of this Agreement would cause irreparable harm to the non-breaching party and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(m) Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(n) Drafting and Representation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement will be interpreted for or against any party because that party or its legal representative drafted the provision.

(o) Name, Captions, Gender. Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

(p) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

OCEANFIRST FINANCIAL CORP.

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER

By:
Name:
Title:

Number of shares of Company Common
Stock:
Address:

[Signature Page to Voting Agreement]

ANNEX C

FORM OF VOTING AGREEMENT

This VOTING AGREEMENT, dated as of February 10, 2016 (this “Agreement”), is by and between Cape Bancorp, Inc., a Maryland corporation (the “Company”), and the undersigned stockholder (the “Stockholder”). Capitalized terms used herein and not defined shall have the meanings specified in the Merger Agreement (as defined below).

WHEREAS, on January 5, 2016, OceanFirst Financial Corp., a Delaware corporation (“Parent”), the Company and Justice Merger Sub Corp., a Maryland corporation (“Merger Sub”), entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other transactions, (i) Merger Sub will merge with and into the Company on the terms and conditions set forth therein, with the Company surviving such merger (the “First-Step Merger”) and (ii) immediately thereafter, the Company will merge with and into Parent, with Parent being the surviving corporation (collectively with the First-Step Merger, the “Integrated Mergers”) and, in connection therewith, the shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement, subject to the terms and conditions therein;

WHEREAS, as of the date hereof, the Stockholder is the record and beneficial owner of, has the sole right to dispose of and, subject to Article IV, Section C of the Parent Certificate, has the sole right to vote, the number of shares of Parent Common Stock set forth below the Stockholder’s signature on the signature page hereto (such Parent Common Stock, together with any other capital stock of Parent acquired by the Stockholder after the execution of this Agreement, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities or otherwise, and any other securities issued by Parent that are entitled to vote on the issuance of the new shares of Parent Common Stock representing a portion of the Merger Consideration as contemplated by the Merger Agreement held or acquired by the Stockholder (whether acquired heretofore or hereafter), being collectively referred to herein as the “Shares”);

WHEREAS, receiving the Requisite Parent Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

WHEREAS, pursuant to Section 6.20 of the Merger Agreement, the Company has required that Parent use its reasonable best efforts to cause the Stockholder to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Section 1. Agreement to Vote; Restrictions on Voting and Dispositions.

(a) Agreement to Vote Company Common Stock. The Stockholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Parent’s shareholders, however called, the Stockholder will (x) appear at such meeting or, subject to Article IV, Section C of the Parent Certificate, otherwise cause all of the Stockholder’s Shares to be counted as present thereat for purposes of calculating a quorum and (y) subject to Article IV, Section C of the Parent Certificate, vote or cause to be voted all of such Shares, (1) in favor of the issuance of Parent Common Stock in connection with the First-Step Merger, (2) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of Parent in the Merger Agreement, and (3) against any other action that is intended or would reasonably be expected to prevent, impede or interfere with, delay, postpone or discourage the transactions contemplated by the Merger Agreement.

(b) Restrictions on Transfers. The Stockholder hereby agrees that, from the date hereof until the earlier of the receipt of the Requisite Parent Vote or the Expiration Time, the Stockholder shall not, and shall not enter into any agreement, arrangement or understanding to, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of (collectively, “Transfer”) any Shares if, after giving effect to such Transfer, the Stockholder would hold less than fifty percent (50%) of the Shares held by such Stockholder as of the date hereof, except that the Stockholder may Transfer any Shares in connection with bona fide estate planning purposes to his or her affiliates or immediate family members (a “Permitted Transfer”); provided that as a condition to any Permitted Transfer, such affiliate or immediate family member, as applicable, shall execute an agreement that is identical in form and substance to this Agreement; provided, further, that the Stockholder shall remain jointly and severally liable for the breaches of any of his or her affiliates or immediate family members of the terms hereof. Any Transfer in violation of this Section 1(b) shall be void. The Stockholder further agrees to authorize and request the Company to notify the Company’s transfer agent that there is a stop transfer order with respect to Transfers in violation of this Section 1(b) and that this Agreement places limits on the voting of the Stockholder’s Shares.

(c) Transfer of Voting Rights. The Stockholder hereby agrees that the Stockholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Stockholder under this Agreement with respect to any of the Shares owned by the Stockholder.

(d) Acquired Shares. Any Shares or other voting securities of Parent with respect to which beneficial ownership is acquired by the Stockholder or any of his or her affiliates, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of Parent, if any, after the date hereof shall automatically become subject to the terms of this Agreement.

(e) No Inconsistent Agreements. The Stockholder hereby agrees that he or she shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Stockholder’s Shares in any manner which is inconsistent with this Agreement.

Section 2. Non-Solicit. In his or her capacity as a stockholder of Parent, and not in his or her capacity as a director or officer of Parent (in which capacity the Stockholder may act in accordance with Section 6.3 of the Merger Agreement), the Stockholder shall not, and shall use his or her reasonable best efforts to cause his or her affiliates and each of their respective officers, directors, employees and Representatives not to, directly or indirectly, solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in the Exchange Act) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Integrated Mergers in accordance with the terms of the Merger Agreement.

Section 3. Representations, Warranties and Covenants of the Stockholder.

(a) Representations and Warranties. The Stockholder represents and warrants to the Company as follows:

(i) Capacity; Consents. The Stockholder is an individual and has all requisite capacity, power and authority to enter into and perform his or her obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of the Stockholder for the execution, delivery and performance of this Agreement by the Stockholder or the consummation by the Stockholder of the transactions contemplated hereby.

(ii) Due Execution. This Agreement has been duly executed and delivered by the Stockholder.

(iii) Binding Agreement. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(iv) Non-Contravention. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his or her obligations hereunder and the consummation by the Stockholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Stockholder is a party or by which the Stockholder or his or her property or assets is bound, or any statute, rule or regulation to which the Stockholder or his or her property or assets is subject. Except as contemplated by this Agreement, neither the Stockholder nor any of his or her affiliates (a) has entered into any voting agreement or voting trust with respect to any Shares or entered into any other contract relating to the voting of the Shares or (b) has appointed or granted a proxy or power of attorney with respect to any Shares.

(v) Ownership of Shares. Except for restrictions in favor of the Company pursuant to this Agreement or voting restrictions contained in Article IV, Section C of the Parent Certificate, and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the “blue sky” laws of the various States of the United States, the Stockholder owns, beneficially and of record, all of the Stockholder’s Shares free and clear of any proxy, voting restriction, adverse claim, security interest, or other lien, and has sole voting power and sole power of disposition with respect to such Shares with no restrictions on the Stockholder’s rights of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Stockholder’s Shares. As of the date hereof, the number of the Stockholder’s Shares is set forth below the Stockholder’s signature on the signature page hereto. The Stockholder has possession of an outstanding certificate or outstanding certificates representing all of the Stockholder’s Shares (other than Shares held in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

(vi) Legal Actions. There is no action, suit, investigation, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by the Company of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

(b) Covenants. From the date hereof until the Expiration Time:

(i) Subject to Section 1(b), the Stockholder agrees not to take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, interfering with or adversely affecting the performance by the Stockholder of his or her obligations under this Agreement.

(ii) The Stockholder hereby agrees to promptly notify the Company of the number of shares of Parent Common Stock acquired by the Stockholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by the Stockholder on the date hereof and shall be deemed “Shares” for all purposes hereof.

(iii) The Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by applicable Law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligation under this Agreement.

Section 4. Further Assurances. From time to time, at the request of the Company and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary to consummate and make effective the transactions contemplated by this Agreement.

Section 5. Termination. Other than this Section 5 and Section 6, which shall survive any termination of this Agreement, this Agreement will terminate upon the earlier of (a) the Effective Time and (b) the date of termination of the Merger Agreement in accordance with its terms (the “Expiration Time”); provided that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

Section 6. Miscellaneous.

(a) Expenses. All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(b) Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email or facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any business day after 5: 00 p.m. (addressee’s local time) shall be deemed to have been received at 9: 00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

(i) If to the Company, to:

Cape Bancorp, Inc

201 Shore Road

Linwood, NJ 08221

Attention:  Michael D. Devlin

  CEO & President

Facsimile: (609) 465-4345

Email:       mdevlin@capebanknj.com

(ii) with a copy (which shall not constitute notice) to:

Luse Gorman, PC

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Attention:  Eric Luse

  Marc Levy

Facsimile: (202) 362-2902

Email:       eluse@luselaw.com

      mlevy@luselaw.com

(iii) If to the Stockholder, to the address of the Stockholder set forth below the Stockholder’s signature on the signature pages hereto.

(c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by each of the parties hereto.

(d) Successors and Assigns. No party hereto may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other parties hereto, except the Company may, without the consent of any other party hereto, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of the Company. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise. Notwithstanding any Transfer of shares of Parent Common Stock consistent with this Agreement, the transferor shall remain liable for the performance of all obligations of transferor under this Agreement.

(e) Third Party Beneficiaries. Nothing expressed or referred to in this Agreement will be construed to give any person, other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

(f) No Partnership, Agency, or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g) Entire Agreement. This Agreement embodies the entire agreement and understanding among the parties hereto relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

(h) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i) Specific Performance; Remedies Cumulative. The parties hereto acknowledge that money damages are not an adequate remedy for breaches of this Agreement, that any breach of this Agreement would cause irreparable harm to the non-breaching party and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

(j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(k) Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to any applicable conflicts of law principles.

(l) Submission to Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this

Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(m) Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(n) Drafting and Representation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement will be interpreted for or against any party because that party or its legal representative drafted the provision.

(o) Name, Captions, Gender. Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

(p) Counterparts. This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

CAPE BANCORP, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

STOCKHOLDER

By:
Name:
Title:

Number of shares of Parent Common Stock:

Address:

[Signature Page to Voting Agreement]

ANNEX D

January 5, 2016

Board of Directors

Cape Bancorp, Inc.

201 Shore Rd.

Linwood, NJ 08221

Members of the Board of Directors:

We understand that OceanFirst Financial Corp. (“OceanFirst” or “Buyer”) and OceanFirst Bank (“OceanFirst Bank”), a wholly owned subsidiary of OceanFirst, Cape Bancorp, Inc. (the “Company”) and Cape Bank, a wholly owned subsidiary of the Company (“Company Bank”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) a wholly-owned Subsidiary of OceanFirst (“Merger Sub”) will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of OceanFirst (the “First-Step Merger”), (ii) immediately following the First-Step Merger, the Company will be merged into OceanFirst (the “Second-Step Merger”, and together with the First-Step Merger, the “Integrated Mergers”), (iii) immediately following the Integrated Mergers, the Company Bank will be merged into OceanFirst Bank (the “Bank Merger”, and together with the Integrated Mergers, the “Transaction”), (iv) and that, in connection with the Transaction, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) will be converted into the right to receive (A) $2.25 in cash and (B) 0.6375 shares of common stock, par value $0.01 per share, of OceanFirst (collectively, the “Merger Consideration”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be received by the holders of the Common Stock in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders. For purposes of this Opinion, and with your consent, we have assumed the holders of Common Stock will receive Merger Consideration of $14.79 per share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger by and among OceanFirst, Merger Sub and the Company dated as of January 4, 2016 (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including, but not limited to, financial projections prepared by the management of the Company relating to the Company for the periods ending December 31, 2015 - 2020, as approved for our use by the Company (the “Projections”);

3.	reviewed the Company’s and Buyer’s recent public filings and certain other publicly available information regarding the Company and Buyer;

4.	reviewed financial, operating and other information regarding the Company and the industry in which it operates;

5.	reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant;

Board of Directors

Cape Bancorp, Inc.

January 5, 2016

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for the Common Stock, and reviewed the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

9.	discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. In addition, we have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or OceanFirst. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company. We have been authorized by the Company to rely upon such forecasts, and other information and data, including the Projections for the Company and OceanFirst, and we express no view as to any such forecasts or other information or data, or the bases or assumptions on which they were prepared. We have assumed that each party to the Agreement would advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

We have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of January 4, 2016 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of

Board of Directors

Cape Bancorp, Inc.

January 5, 2016

the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. We did not solicit indications of interest with respect to a transaction involving the Company. This letter does not express any opinion as to the likely trading range of OceanFirst stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of OceanFirst at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Common Stock.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Common Stock as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Stock or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or OceanFirst or the ability of the Company or OceanFirst to pay their respective obligations when they come due.

The delivery of this opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

Board of Directors

Cape Bancorp, Inc.

January 5, 2016

In the ordinary course of our business, Raymond James may trade in the securities of the Company and OceanFirst for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company and/or OceanFirst or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Common Stock in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ RAYMOND JAMES & ASSOCIATES, INC.

RAYMOND JAMES & ASSOCIATES, INC.

ANNEX E

January 5, 2016

Board of Directors

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, NJ 08753

Ladies and Gentlemen:

Oceanfirst Financial Corp. (“Parent”), Justice Merger Sub Corp., a wholly-owned subsidiary of Parent (“Merger Sub”), and Cape Bancorp, Inc. (“Company”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) Merger Sub will, subject to the terms and conditions set forth in the Agreement, merge with and into Company so that Company is the surviving corporation and a wholly-owned subsidiary of Parent, and (ii) immediately thereafter, Company will merge with and into Parent with Parent being the surviving corporation (the “Merger”). Pursuant to the terms of the Agreement, upon the effective time of the Merger, each share of Company common stock, $0.01 par value per share (“Company Common Stock”), except for certain shares of Company Common Stock as specified in the Agreement, shall be converted into the right to receive, without interest, (a) $2.25 in cash (the “Cash Consideration”), and (b) 0.6375 shares of Parent common stock, $0.01 par value per share (the “Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”). Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to Parent.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated January 5, 2016; (ii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iv) publicly available consensus median analyst earnings per share estimates for Parent for the quarter ended December 31, 2015 and years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings and dividend payout ratio for the years thereafter, as provided by and discussed with the senior management of Parent; (v) financial projections for Company for the years ending December 31, 2015 through December 31, 2019, as provided by and confirmed with the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and an adjustment to Company’s estimated provision expense, as discussed with and confirmed by the senior management of Parent, as well as a core deposit intangible asset; (vii) the publicly reported historical price and trading activity for Parent and Company common stock, including a comparison of certain stock market information for Parent and Company common stock and certain stock indices as well as similar publicly available information for certain other similar companies the securities of which are publicly traded; (viii) a comparison of certain financial information for Parent and Company with similar institutions for which publicly available information is available; (ix) the financial terms of certain recent business combinations in the commercial banking industry on a national basis, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Parent the business, financial condition, results of operations and prospects of Parent and held similar discussions with certain members of the senior management of Company regarding the business, financial condition, results of operations and prospects of Company.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Parent or Company, or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have relied, at the direction of Parent, without independent verification or investigation, on the assessments of the management of Parent as to its existing and future relationships with key employees and partners, clients, products and services and we have assumed, with your consent, that there will be no developments with respect to any such matters that would affect our analyses or opinion. We have further relied on the assurances of the respective managements of Parent and Company that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Parent or Company, or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Parent or Company. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Parent or Company, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Parent or Company.

In preparing its analyses, Sandler O’Neill used publicly available consensus median analyst earnings per share estimates for Parent for the quarter ended December 31, 2015 and years ending December 31, 2016 and December 31, 2017 as well as an estimated earnings and dividend payout ratio for the years thereafter, as provided by and discussed with the senior management of Parent, as well as financial projections for Company for the years ending December 31, 2015 through December 31, 2019, as provided by and confirmed with the senior management of Parent. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and an adjustment to Company’s estimated provision expense, as discussed with and confirmed by the senior management of Parent. With respect to the foregoing information, the senior management of Parent confirmed to us that such information reflected (or, in the case of the publicly available median analyst earnings per share estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of the senior management of Parent of the future financial performance of Parent and Company and we assumed that such performance would be achieved. We express no opinion as to such projections, estimates or judgments, or the assumptions on which they are based. We have also assumed that there has been no material change in

Parent’s or Company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Parent and Company will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Parent, Company or the Merger or any related transaction, (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements, (iv) the Merger will be consummated without Company’s rights under Section 8.l(g) of the Agreement having been triggered, and (v) the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice that Parent has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Parent Common Stock or Company Common Stock after the date of this opinion or what the value of Parent Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Parent’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Parent has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date of this opinion, we have provided certain other investment banking services to Parent and received fees for such services. In addition, Sandler O’Neill Mortgage Finance L.P., an affiliate of Sandler O’Neill, has acted as introducing broker to Parent in the two years preceding the date of this opinion and has received fees for such services. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Parent, Company and their respective affiliates. We may also actively trade the equity and debt securities of Parent and Company or their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Parent in connection with its consideration of the Agreement and Merger and does not constitute a recommendation to any shareholder of Parent as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the issuance of additional shares of Parent Common Stock in connection with the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to Parent and does not address the underlying business decision of Parent to engage in the Merger, the form or structure of the Merger and/or other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Parent or the effect of any other transaction in which Parent might engage. We also do not express any opinion as to the amount of compensation to be received in the Merger by any Parent or Company officer, director or employee, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent, provided however Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings, including the registration statement on Form S-4, and the joint proxy statement/prospectus included therein, to be filed by Parent in connection with the Merger, to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to Parent from a financial point of view.

Very truly yours,

/s/ SANDLER O’NEILL & PARTNERS, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

OceanFirst’s certificate of incorporation contains a provision which, subject to certain exceptions described below, eliminates the liability of a director or an officer to OceanFirst or its stockholders for monetary damages for any breach of duty as a director or officer.

OceanFirst’s certificate of incorporation provides that OceanFirst shall indemnify, to the fullest extent authorized by the DGCL, all directors, officers, employees, agents of OceanFirst, and any person who, at OceanFirst’s request, is or was serving as director, officer, employee, or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, against expense, liability and loss and expenses in any proceeding arising out of their status or activities in any of the foregoing capacities except when the party’s activities do not meet the applicable standard of conduct set forth in the DGCL.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to OceanFirst’s directors, officers and controlling persons under the foregoing provisions, or otherwise, OceanFirst has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Description

2.1	Agreement and Plan of Merger, dated as of January 5, 2016, by and among OceanFirst Financial Corp., Justice Merger Sub Corp. and Cape Bancorp, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this joint proxy statement/prospectus)

3.1	Certificate of Incorporation of OceanFirst Financial Corp. (incorporated by reference from Exhibit 3.1 of OceanFirst’s registration statement on Form S-1, effective May 13, 1996 as amended)

3.2	Bylaws of OceanFirst Financial Corp. (incorporated by reference to Exhibit 3.2 of OceanFirst’s Current Report on Form 8-K filed on January 23, 2015)

4.1	Form of Common Stock Certificate of OceanFirst Financial Corp. (incorporated by reference from Exhibit 4.0 of OceanFirst’s registration statement on Form S-1, effective May 13, 1996 as amended)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP†

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters†

8.2	Opinion of Luse Gorman, PC regarding certain tax matters†

10.1	Form of Voting Agreement by and between OceanFirst Financial Corp. and certain stockholders of Cape Bancorp, Inc. (attached as Annex B to this joint proxy statement/prospectus)

10.2	Form of Voting Agreement by and between Cape Bancorp, Inc. and certain stockholders of OceanFirst Financial Corp. (attached as Annex C to this joint proxy statement/prospectus)

21	Subsidiaries of OceanFirst Financial Corp.*

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)†

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)†

23.3	Consent of Luse Gorman, PC (included in Exhibit 8.2)†

23.4	Consent of KPMG LLP (with respect to OceanFirst Financial Corp.)†

23.5	Consent of Crowe Horwath LLP (with respect to Cape Bancorp, Inc.)†

23.6	Consent of KPMG LLP (with respect to Cape Bancorp, Inc.’s 2012 audited financial statements)†

23.7	Consent of BDO USA, LLP (with respect to Colonial Financial Services, Inc.)†

24.1	Power of Attorney*

99.1	Consent of Sandler O’Neill & Partners, L.P.†

99.2	Consent of Raymond James & Associates, Inc.†

99.3	Consent of Michael D. Devlin (as a proposed director of OceanFirst Financial Corp.)*

99.4	Form of proxy card of Cape Bancorp, Inc.†

99.5	Form of proxy card of OceanFirst Financial Corp.†

†	Filed herewith
*	Filed previously

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toms River, State of New Jersey, on March 10, 2016.

OCEANFIRST FINANCIAL CORP.

By:	/s/ Christopher D. Maher
	Name:	Christopher D. Maher
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated and on the date of this registration statement.

Signatures	Title	Date

/s/ * Christopher D. Maher	President and Chief Executive Officer (Principal Executive Officer and Director)	March 10, 2016

/s/ * Michael J. Fitzpatrick	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2016

/s/ * John R. Garbarino	Chairman of the Board and Directors	March 10, 2016

/s/ * Joseph J. Burke	Director	March 10, 2016

/s/ * Angelo Catania	Director	March 10, 2016

/s/ * Jack M. Farris	Director	March 10, 2016

/s/ * Donald E. McLaughlin	Director	March 10, 2016

/s/ * Diane F. Rhine	Director	March 10, 2016

/s/ * Mark G. Solow	Director	March 10, 2016

/s/ * John E. Walsh	Director	March 10, 2016

/s/ * Christopher D. Maher	Attorney-in-Fact	March 10, 2016

EXHIBIT INDEX

Description

2.1	Agreement and Plan of Merger, dated as of January 5, 2016, by and among OceanFirst Financial Corp., Justice Merger Sub Corp. and Cape Bancorp, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this joint proxy statement/prospectus)

3.1	Certificate of Incorporation of OceanFirst Financial Corp. (incorporated by reference from Exhibit 3.1 of OceanFirst’s registration statement on Form S-1, effective May 13, 1996 as amended)

3.2	Bylaws of OceanFirst Financial Corp. (incorporated by reference to Exhibit 3.2 of OceanFirst’s Current Report on Form 8-K filed on January 23, 2015)

4.1	Form of Common Stock Certificate of OceanFirst Financial Corp. (incorporated by reference from Exhibit 4.0 of OceanFirst’s registration statement on Form S-1, effective May 13, 1996 as amended)

5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP†

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters†

8.2	Opinion of Luse Gorman, PC regarding certain tax matters†

10.1	Form of Voting Agreement by and between OceanFirst Financial Corp. and certain stockholders of Cape Bancorp, Inc. (attached as Annex B to this joint proxy statement/prospectus)

10.2	Form of Voting Agreement by and between Cape Bancorp, Inc. and certain stockholders of OceanFirst Financial Corp. (attached as Annex C to this joint proxy statement/prospectus)

21	Subsidiaries of OceanFirst Financial Corp.*

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)†

23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)†

23.3	Consent of Luse Gorman, PC (included in Exhibit 8.2)†

23.4	Consent of KPMG LLP (with respect to OceanFirst Financial Corp.)†

23.5	Consent of Crowe Horwath LLP (with respect to Cape Bancorp, Inc.)†

23.6	Consent of KPMG LLP (with respect to Cape Bancorp, Inc.’s 2012 audited financial statements)†

23.7	Consent of BDO USA, LLP (with respect to Colonial Financial Services, Inc.)†

24.1	Power of Attorney*

99.1	Consent of Sandler O’Neill & Partners, L.P.†

99.2	Consent of Raymond James & Associates, Inc.†

99.3	Consent of Michael D. Devlin (as a proposed director of OceanFirst Financial Corp.)*

99.4	Form of proxy card of Cape Bancorp, Inc.†

99.5	Form of proxy card of OceanFirst Financial Corp.†

†	Filed herewith
*	Filed previously

Exhibit 5.1

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP	FIRM/AFFILIATE OFFICES
FOUR TIMES SQUARE
NEW YORK 10036-6522	BOSTON
CHICAGO
TEL: (212) 735-3000	HOUSTON
FAX: (212) 735-2000	LOS ANGELES
www.skadden.com	PALO ALTO
WASHINGTON, D.C.
WILMINGTON
March 10, 2016
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, New Jersey 08753

RE: Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as special counsel to OceanFirst Financial Corp., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-4 (the “Registration Statement”) to be filed on the date hereof by the Company with the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of 9,271,224 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), issuable upon the consummation of the merger (the “First-Step Merger”) of Justice Merger Sub Corp., a Maryland corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), with and into Cape Bancorp, Inc., a Maryland corporation (“Cape”), with Cape continuing as the surviving corporation in the First-Step Merger and as a wholly-owned subsidiary of the Company, pursuant to the Agreement and Plan of Merger, dated as of January 5, 2016 (the “Merger Agreement”), by and among the Company, Merger Sub and Cape.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K of the General Rules and Regulations under the Securities Act.

In rendering the opinion stated herein, we have examined and relied upon the following:

(a)	the Registration Statement in the form to be filed with the Commission on the date hereof;

(b)	the Merger Agreement;

(c)	an executed copy of a certificate of Steven J. Tsimbinos, First Senior Vice President and General Counsel of the Company, dated the date hereof (the “Officer’s Certificate”);

(d)	a copy of the Company’s Certificate of Incorporation, as amended and in effect as of the date hereof, certified by the Secretary of State of the State of Delaware on March 4, 2016, and certified pursuant to the Officer’s Certificate;

(e)	a copy of the Company’s Bylaws, as amended and in effect as of the date hereof, certified pursuant to the Officer’s Certificate;

(f)	a specimen certificate representing the Common Stock;

(g)	a copy of certain resolutions of the Board of Directors of the Company, adopted on January 5, 2016, relating to the approval of the Merger Agreement and the transactions contemplated thereby, including the issuance of the Shares, the filing of the Registration Statement and related matters, certified pursuant to the Officer’s Certificate; and

(h)	a copy of a certificate, dated March 4, 2016, and a bringdown verification thereof, dated the date hereof, from the Secretary of State of the State of Delaware with respect to the Company’s existence and good standing in the State of Delaware.

OceanFirst Financial Corp.

March 10, 2016

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinion stated below.

In our examination, we have assumed the genuineness of all signatures, including endorsements, the legal capacity and competency of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts relevant to the opinion stated herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials.

In rendering the opinion stated herein, we have also assumed that (i) if issued in physical form, the certificates evidencing the Shares will be signed by the authorized officers of the Company and registered by the transfer agent and registrar and will conform to the specimen certificate examined by us evidencing the Common Stock or, if issued in book-entry form, an appropriate account statement evidencing the Shares credited to the recipient’s account maintained with said transfer agent has been issued by said transfer agent and (ii) the issuance of the Shares will be properly recorded in the books and records of the Company.

We do not express any opinion with respect to the laws of any jurisdiction other than the General Corporation Law of the State of Delaware, and we do not express any opinion as to the effect of any other laws on the opinion stated herein.

Based upon the foregoing and subject to the qualifications and assumptions stated herein, we are of the opinion that when the Registration Statement becomes effective under the Securities Act, the First-Step Merger is consummated in accordance with the terms of the Merger Agreement and the Shares have been issued and delivered in accordance with the terms of the Merger Agreement and pursuant to the Registration Statement, the Shares will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the caption “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

DCI

Exhibit 8.1

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP	FIRM/AFFILIATE OFFICES
FOUR TIMES SQUARE
NEW YORK 10036-6522	BOSTON
CHICAGO
TEL: (212) 735-3000	HOUSTON
FAX: (212) 735-2000	LOS ANGELES
www.skadden.com	PALO ALTO
WASHINGTON, D.C.
WILMINGTON
March 10, 2016
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, New Jersey 08753

Ladies and Gentlemen:

We have acted as U.S. federal income tax counsel to OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), in connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 5, 2016, by and among OceanFirst, Justice Merger Sub Corp., a Maryland corporation and a wholly-owned subsidiary of OceanFirst (“Merger Sub”), and Cape Bancorp, Inc., a Maryland corporation (“Cape”), pursuant to which (i) Merger Sub will merge with and into Cape, with Cape surviving as a wholly-owned subsidiary of OceanFirst (the “First-Step Merger”), and each share of Cape’s common stock, par value $0.01 per share (“Cape Common Stock”), issued and outstanding immediately prior to the time the First-Step Merger becomes effective (the “Effective Time”) will be converted into the right to receive $2.25 in cash and 0.6375 of a share of common stock, par value $0.01 per share, of OceanFirst (“OceanFirst Common Stock”) and (ii) immediately thereafter, Cape will merge with and into OceanFirst, with OceanFirst continuing as the surviving corporation (together with the First-Step Merger, the “Integrated Mergers”). At your request, and in connection with the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on March 10 (File No. 333-209590), as amended or supplemented through the date hereof (the “Registration Statement”), we are rendering our opinion (the “Opinion”) concerning certain U.S. federal income tax consequences of the Integrated Mergers.

OceanFirst Financial Corp.

March 10, 2016

In preparing our Opinion, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction of (i) the Registration Statement, (ii) the Merger Agreement and (iii) such other documents and information as we have deemed necessary or appropriate to render our Opinion. In addition, we have relied upon the accuracy and completeness of certain statements and representations made by Cape and OceanFirst, including those set forth in letters dated as of the date hereof from an officer of each of OceanFirst and Cape (the “Representation Letters”). For purposes of rendering our Opinion, we have assumed that such statements and representations are accurate and complete without regard to any qualification as to knowledge or belief. We have assumed that the Representation Letters will be re-executed in substantially the same form by appropriate officers and that we will render our opinion pursuant to Section 7.2(c) of the Merger Agreement, each as of the Effective Time. Our Opinion assumes and is expressly conditioned on, among other things, the initial and continuing accuracy and completeness of the facts, information, covenants and representations set forth in the documents referred to above and the statements and representations made by OceanFirst and Cape, including those set forth in the Representation Letters. For purposes of our Opinion, we have not independently verified all of the facts, representations and covenants set forth in the Representation Letters, the Registration Statement, or in any other document. We have also assumed that the Integrated Mergers will be consummated in the manner contemplated by the Registration Statement and the Merger Agreement.

For purposes of our Opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, electronic or photostatic copies and the authenticity of the originals of such copies. In making our examination of documents executed, or to be executed, we have assumed that the parties thereto had, or will have, the power, corporate or other, to enter into and to perform all obligations thereunder.

In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service (the “IRS”), and such other authorities as we have considered relevant, all as they exist on the date hereof and all of which are subject to change or differing interpretations, possibly on a retroactive basis. A change in any of the authorities upon which our Opinion is based could affect our conclusion herein. It should be noted that an opinion of counsel is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position or that a court will not sustain such a position if asserted by the IRS. In addition, any material changes to the documents referred to above could affect our conclusion herein.

OceanFirst Financial Corp.

March 10, 2016

Based upon and subject to the foregoing and the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement under the heading “U.S. Federal Income Tax Consequences of the Integrated Mergers,” we are of the opinion that, under current law, the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and that the U.S. federal income tax consequences of the Integrated Mergers to holders of Cape Common Stock will be as described in the Registration Statement under the heading “U.S. Federal Income Tax Consequences of the Integrated Mergers.”

Except as set forth above, we express no opinion to any party as to any tax consequences, whether U.S. federal, state, local or foreign, of the transactions described in the Registration Statement, any transaction related thereto, or of owning OceanFirst Common Stock. Our Opinion has been prepared in connection with the Integrated Mergers and the Registration Statement and may not be relied upon for any other purpose without our prior written consent. Our Opinion is expressed as of the date hereof, and we disclaim any obligation to supplement or revise our Opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, statement, representation or assumption relied upon herein that becomes inaccurate.

We consent to the use of our name in the Registration Statement and to the filing of this Opinion with the SEC as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit 8.2

LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

March 10, 2016

Cape Bancorp, Inc.

225 North Main Street

Cape May Court House, New Jersey 08210

Re: Material Federal Income Tax Consequences of Mergers

Ladies and Gentlemen:

We have acted as special counsel to Cape Bancorp, Inc., a Maryland corporation with its principal place of business in Cape May Court House, New Jersey (“Cape”), in connection with the acquisition of Cape by OceanFirst Financial Corp, a Delaware corporation (“OceanFirst”) pursuant to the Agreement and Plan of Merger, dated as of January 5, 2016, by and among OceanFirst, Justice Merger Sub Corp., a Maryland corporation and the wholly-owned subsidiary of OceanFirst (“Merger Sub”) and Cape (“Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, the Merger Agreement provides that Merger Sub will be merged with and into Cape, with Cape as the surviving entity (“First-Step Merger”) and immediately thereafter, Cape will merge with and into OceanFirst, with OceanFirst as the surviving entity (“Second Step Merger” and together with the “First Step Merger,” the “Integrated Mergers”). You have asked for our opinion as to certain U.S. federal income tax consequences of the Integrated Mergers. (All capitalized terms used but not otherwise defined in this letter shall have the meanings ascribed to them in the Agreement.)

For purposes of this opinion, we have reviewed the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”), as amended or supplemented through the date hereof (the “Registration Statement”), the Merger Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(i)	The documents we have reviewed are legal, valid, and binding and that the parties will act in accordance with the provisions of such documents and the requirements of applicable law.

(ii)	The Integrated Mergers will be completed in the manner set forth in Sections 1.1 and 1.5 of the Merger Agreement and in the Registration Statement, including the Proxy Statement/Prospectus of OceanFirst and Cape contained therein.

LUSE GORMAN, PC

Cape Bancorp, Inc.

March 10, 2016

(iii)	The representations as to fact contained in the letters of representation from Cape and OceanFirst to us, dated as of this date, are true, correct and complete in all respects as of the date hereof and will continue to be true, correct and complete in all respects as of the Effective Time and thereafter where relevant.

Based upon and subject to the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein and in the Registration Statement under the heading “U.S. Federal Income Tax Consequences of the Integrated Mergers,” we are of the opinion that under current federal income tax law, the Integrated Mergers will together be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and that the U.S. federal income tax consequences of the Integrated Mergers to holders of Cape Common Stock will be described in the Registration Statement under the heading “U.S. Federal Income Tax Consequences of the Integrated Mergers.”

This opinion represents our best legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court concerning the issues. The opinion expressed herein is limited to the referenced U.S. federal income tax matters. No other opinions are rendered or should be inferred. We also express no opinion regarding tax consequences under foreign, state or local laws.

Our opinion is rendered as of the date hereof and in issuing our opinion, we have relied solely upon the Code, existing and proposed regulations thereunder, and administrative positions and judicial decisions in effect as of the date hereof. Such laws, regulations, administrative positions and judicial decisions are subject to change at any time. Any such changes could affect the validity of the opinion set forth above. Also, future changes in U.S. federal income tax laws and the interpretation thereof can have retroactive effect.

We consent to the use of our name in the Registration Statement and to the filing of this Opinion with the SEC as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ Luse Gorman, PC

Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

OceanFirst Financial Corp.:

We consent to the use of our reports dated March 13, 2015, with respect to (i) the consolidated statements of financial condition of OceanFirst Financial Corp. and subsidiary (the Company) as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of OceanFirst Financial Corp., incorporated by reference in the Amendment No. 1 to the Registration Statement on Form S-4 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

March 9, 2016

Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of OceanFirst Financial Corp. of our report dated March 10, 2015 relating to the consolidated financial statements and effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Cape Bancorp, Inc. for the year ended December 31, 2014 and to the reference to us under the heading “Experts” in the prospectus.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Livingston, New Jersey

March 9, 2016

Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cape Bancorp, Inc.:

We consent to the use of our report dated March 15, 2013, with respect to the consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows of Cape Bancorp, Inc. and subsidiaries (the Company) for the year ended December 31, 2012, incorporated herein by reference, which report appears in the December 31, 2014 annual report on Form 10-K of the Company, and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ KPMG LLP

KPMG LLP

Philadelphia, Pennsylvania

March 9, 2016

Exhibit 23.7

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the joint proxy statement/prospectus constituting a part of this Amendment No. 1 to the Registration Statement on Form S-4 of our report dated March 30, 2015, relating to the consolidated financial statements of Colonial Financial Services, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

We also consent to the reference to us under the caption “Experts” in the joint proxy statement/prospectus.

/s/ BDO USA, LLP

BDO USA, LLP

Philadelphia, Pennsylvania

March 9, 2016

Exhibit 99.1

CONSENT OF SANDLER O’NEILL & PARTNERS, L.P.

We hereby consent to the inclusion of our opinion letter to the Board of Directors of OceanFirst Financial Corp. (the “Company”) as an Annex to the Joint Proxy Statement/Prospectus relating to the proposed merger of the Company with Cape Bancorp, Inc. contained in the Registration Statement on Form S-4, as filed with the Securities and Exchange Commission, and to the references to our firm and such opinion in such Joint Proxy Statement/Prospectus and Registration Statement. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the Securities and Exchange Commission thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Joint Proxy Statement/Prospectus and Registration Statement within the meaning of the term “experts” as used in the Act or the Regulations.

/s/ Sandler O’Neill & Partners, L.P.

New York, New York

March 9, 2016

Exhibit 99.2

Consent of Raymond James & Associates, Inc.

Raymond James & Associates, Inc. (“Raymond James”) consents to the inclusion and description of our opinion letter dated January 5, 2016 to the Board of Directors of Cape Bancorp, Inc. included as Annex D to the Joint Proxy Statement - Prospectus of OceanFirst Financial Corp. which forms the Registration Statement on Form S-4 relating to the proposed transaction by and between OceanFirst Financial Corp. and Cape Bancorp, Inc. and the references to our firm in such Proxy Statement-Prospectus under the heading(s) “Raymond James & Associates, Inc.” or ”Raymond James”.

In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, not do we admit that we are experts with respect to any part of such Registration Statement within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchanges Commission thereunder.

/s/ RAYMOND JAMES & ASSOCIATES, INC.

RAYMOND JAMES & ASSOCIATES, INC.

Dated: March 9, 2016

222 South Riverside Plaza – 7th Floor // Chicago, IL 60606

T 312.612.7785 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Exhibit 99.4

CAPE BANCORP, INC. 225 NORTH MAIN STREET CAPE MAY COURT HOUSE, NJ 08210 VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY 0000271434_1R1.0.1.25 The Board of Directors recommends you vote FOR proposals 1, 2 and 3. For Against Abstain 1 The proposal to approve the Agreement and Plan of Merger by and among OceanFirst Financial Corp., Justice Merger Sub Corp. (“Merger Sub”), and Cape Bancorp, Inc. (“Cape”), dated as of January 5, 2016 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Cape (the “First-Step Merger”), and to further approve the First-Step Merger and the transactions contemplated by the Merger Agreement. 2 The proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Cape may receive in connection with the First-Step Merger pursuant to existing agreements or arrangements with Cape (the “Cape Merger-Related Compensation Proposal”). 3 The proposal to adjourn the Cape special meeting, if necessary or appropriate, to solicit additional proxies in favor of Proposal 1. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. ? ? Signature [PLEASE SIGN WITHIN BOX] 0 2 0000000000 Date Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting: The Notice & Proxy Statement, Annual Report on Form 10-K is/are available at www.proxyvote.com . CAPE BANCORP, INC. Special Meeting of Stockholders April 25, at 3:00 PM For Stockholders: this proxy is solicited by the Board of Directors For ESOP and 401(k) Plan Participants: this proxy is solicited by the Trustee The undersigned stockholder hereby appoints the official proxy committee of Cape Bancorp, Inc. (the “Company”), consisting of Michael D. Devlin and Agostino R. Fabietti or any of them, with full power of substitution in each, to act as proxy for the undersigned, and to vote all shares of common stock of the Company which the undersigned is entitled to vote only at the Special Meeting of Stockholders to be held on April 25, at 3:00 PM, local time, at The Greate Bay Country Club, 901 Mays Landing Road, Somers Point, New Jersey, and at any and all adjournments thereof, with all of the powers the undersigned would possess if personally present at such meeting. IF PROPERLY SIGNED, DATED AND RETURNED, THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE SIDE OR, IF NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2, AND 3.. VOTING CUTOFF FOR ESOP AND 401(k) PLAN PARTICIPANTS IS ON APRIL 25, 2016.. If the undersigned is a participant in the Cape Bank ESOP and/or the Cape Bank 401(k) Plan, by signing this instruction and proxy card, or by voting by phone or Internet, the undersigned hereby directs the Trustee of the ESOP and the 401(k) Plan to vote, as designated herein, all shares of common stock with respect to which the undersigned is entitled to direct the voting at the Special Meeting of Stockholders of Cape Bancorp to be held on April 25, at 3:00 PM, and at any and all adjournments thereof. The Trustee is also authorized to vote such shares in connection with the transaction of such other business as may properly come before the Meeting and any and all adjournments thereof. IF PROPERLY SIGNED, DATED AND RETURNED, THE SHARES HELD ON THE UNDERSIGNED’S BEHALF IN THE ESOP AND/OR 401(K) PLAN WILL BE VOTED BY THE TRUSTEE AS SPECIFIED ON THE REVERSE SIDE OR, IF NO CHOICE IS SPECIFIED, SUCH SHARES WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3. THE TRUSTEE WILL VOTE SHARES AS TO WHICH NO DIRECTIONS ARE RECEIVED IN THE SAME RATIO AS SHARES WITH RESPECT TO WHICH DIRECTIONS HAVE BEEN RECEIVED FROM OTHER PARTICIPANTS IN THE ESOP AND 401(K) PLAN. Continued and to be signed on reverse side

Exhibit 99.5

SPECIAL MEETING OF STOCKHOLDERS OF

OCEANFIRST FINANCIAL CORP.

April 25, 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

00003030000000001000 3

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 1 AND "FOR" PROPOSAL 2.

These items of business are more fully described in the joint proxy statement/prospectus. The undersigned acknowledges receipt from the OceanFirst Financial Corp. prior to the execution of this proxy of a Notice of Special Meeting and a Proxy Statement dated March [•], 2016.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

I plan to attend the Meeting. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Exhibit 99.5
SPECIAL MEETING OF STOCKHOLDERS OF
OCEANFIRST FINANCIAL CORP.
April 25, 2016
GO GR E EN e-Consent makes it easy to go paperless. With e-Consent, y ou can quickly access y our proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today v ia www.amstock.com to enjoy online access.
NOTICE O FI NT ERNETAVAILABILITYO F PRO XYM AT E RIAL :
The Notice of Meeting, Proxy Statement and Proxy Card are available at www.oceanfirst.com.
Please sign, date and mail your proxy card in the envelope provided as soon as possible.
Please detach along perforated line and mail in the envelope provided.
00003030000000001000 3
PLEASE S I GN, DATE AN D RETURN PR O M PT L Y IN TH E ENCLO SE D ENVELO PE. PL EASE M A R K YOUR VOTE IN B LUE OR B LACK IN K AS SHO WN H ERE x
THE B OARD O F DIR ECT OR S UNANIM OU S LY RECO MMENDS A VOTE “FOR” PR OP O SA L
1 AND “FOR” PRO POSAL 2.
FOR AGAINST ABSTAIN
1. OceanFirst Share Issuance: Approv al of the issuance of shares of
OceanFirst common stock in connection with the merger of Justice Merger
Sub Corp., a wholly -owned subsidiary of OceanFirst, with and into Cape
Bancorp, Inc.
2. Adjournment: Approv al of the adjournment of the OceanFirst special meeting, if necessary or appropriate, to solicit additional proxies in f av or of the OceanFirst share issuance proposal.
T h e s e i t e ms of b us i n ess ar e m o r e f u l ly d esc r i b e d i n t h e j o i nt pr o xy
statement/ pros pectus. The unders igned acknowledges receipt f rom t he Oc eanF irst
Financial C orp. prior to the ex ecut ion of this proxy of a Notice of Special Meet ing and a
Proxy Statem ent dat ed Marc h [ •], 2016.
PLEASE C O M PL E T E , DATE, SI GN AND MAI L T HI S PROXY PR OM PT LY IN THE ENCL OS E D
PO S TA GE—PA ID EN VEL OPE.
I plan to attend the Meeting .
To change the address on y our account, please check the box at right and indicate y our new address in the address space abov e. Please note that changes to the registered name(s) on the account may not be submitted v ia this method.
Signature of Stoc kholder Date: Signature of Stoc kholder Date:

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Note: P lease sign e xac tly as you r n am e or nam es appea r on this proxy. When sha re s are held jointly, ea ch holder sh ould sign. W hen signing as e xe cutor, adm inistrat or, attorney, tr ustee or gua rdian, please gi ve full title as such . If the signer is a co rpor ation, please sign full corpo rate nam e by duly autho rized officer, giving full titl e as s uch. If signer is a pa rtne rship, please sign in par tner ship name by authorized person.

0
OCEANFIRST FINANCIAL CORP.
975 HOOPER AVENUE
TOMS RIVER, NEW JERSEY 08754-2009
FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 25, 2016 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
The Special Meeting of Stockholders of OceanFirst Financial Corp., a Delaware corporation (the “Company”), will be held at its headquarters, located at 975 Hooper Avenue, Toms River, New Jersey 08754-2009, on April 25, 2016, beginning at 6:00 PM local time. The undersigned hereby acknowledges receipt of the related Notice of Special Meeting of Stockholders and Proxy Statement dated March [•], 2016 accompanying this Proxy Card.
The undersigned stockholder hereby appoints Christopher D. Maher and John R. Garbarino, and each of them, attorneys-in-fact and agents, with full power of substitution, to vote as proxy all shares of common stock, par value $0.01 per share, of the Company owned of record by the undersigned and otherwise to act on behalf of the undersigned at the Special Meeting of Stockholders and any adjournment thereof in accordance with the directions set forth herein and with discretionary authority with respect to such other matters as may properly come before such meeting or any adjournment(s) thereof, including any matter presented by a stockholder at such meeting for which advance notice was not received by the Company in accordance with the Company’s Bylaws.
(Continue d and to be signed on the reverse side)

1.1 14475

Exhibit B

March 10, 2016

VIA EDGAR AND FEDERAL EXPRESS

Michael Clampitt, Senior Staff Attorney

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	OceanFirst Financial Corp.
Registration Statement on Form S-4
Filed February 18, 2016
File No. 333-209590

Dear Mr. Clampitt:

In response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that OceanFirst Financial Corp. (the “Company”) received March 2, 2016 (the “Comment Letter”), relating to the Registration Statement on Form S-4 filed by the Company with the Commission on February 18, 2016 (File No. 333-209590) (the “Registration Statement”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the response to the comments of the Staff or desire further information or clarification in connection therewith, such person should contact our counsel, David C. Ingles, at (212) 735-2697 or david.ingles@skadden.com.

Very truly yours,

/s/ Steven J. Tsimbinos

Steven J. Tsimbinos

(732) 240-4500

stsimbin@oceanfirst.com

cc:	Christopher D. Maher, OceanFirst Financial Corp.

Josh Samples, United States Securities and Exchange Commission

David C. Ingles, Skadden, Arps, Slate, Meagher & Flom LLP